As filed with the Securities and Exchange Commission on October 5, 2005.
Registration No. 333-127888

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

DOVER SADDLERY, INC.
(Exact name of Registrant as specified in its charter)

Delaware	5941	04-3438294
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

P. O. Box 1100
525 Great Road
Littleton, MA 01460
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

Stephen L. Day
Chief Executive Officer
Dover Saddlery, Inc.
525 Great Road
P. O. Box 1100
Littleton, MA 01460
(978) 952-8062
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Please send copies of all communications to:

Justin P. Morreale, Esq. John J. Concannon III, Esq. Bingham McCutchen LLP 150 Federal Street Boston, MA 02110 (617) 951-8245	Jeffrey S. Marcus, Esq. Morrison & Foerster LLP 1290 Avenue of the Americas New York, NY 10104-0012 (212) 468-8137
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐
CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate	Amount of
Securities to be Registered	Offering Price(1)	Registration Fee

Common Stock, $0.0001 par value	$40,000,000	$4,708

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) promulgated under the Securities Act of 1933, as amended.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 5, 2005.

Dover Saddlery, Inc.

Shares of Common Stock

This is our initial public offering and no public market currently exists for our shares. Of the shares offered hereby, we are offering common shares and the selling shareholders identified in this prospectus are offering common shares. We expect that the public offering price will be between $ and $ per share.

THE OFFERING	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Dover Saddlery	$	$
Proceeds to Selling Shareholders	$	$

The selling shareholders have granted the underwriter the right to purchase up to additional shares from them within 30 days after the date of this prospectus to cover any over-allotments. The underwriter expects to deliver shares of common stock to purchasers on , 2005.

Proposed Nasdaq National Market Symbol: DOVR

OpenIPO®: The method of distribution being used by the underwriter in this offering differs somewhat from that traditionally employed in firm commitment underwritten public offerings. In particular, the public offering price and allocation of shares will be determined primarily by an auction process conducted by the underwriter and other securities dealers participating in this offering. The minimum size for any bid in the auction is 100 shares. A more detailed description of this process, known as an OpenIPO, is included in "Plan of Distribution" beginning on page .

This offering involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See "Risk Factors" beginning on page .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

WR HAMBRECHT + CO

The date of this prospectus is , 2005.

DOVER SADDLERY

DOVER SADDLERY

3 Ways to Shop!

The Source® for Equestrian Products

DOVER SADDLERY
Hunter/Jumper Edition
Eventing Edition
Dressage Edition
SUMMER SALE

Catalogs

1-800-989-1500

The premier mail order source for everything equestrian.

DOVER

DOVER SADDLERY

DOVER SADDLERY

Retail

New Hampshire • Delaware • Massachusetts

Destination shopping for riders – from novice to Grand Prix.

DOVER SADDLERY

Online

www.doversaddlery.com

Highly popular web address for equestrians.
Live online customer service option.

Setting the Standard in
Equestrian Retailing
DOVER
SADDLERY
PROTOTYPE STORE
DOVER
Saddlery
DOVER

          You should rely only on the information contained in this prospectus. We have not, the selling shareholders have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, the selling shareholders are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Prospectus Summary	1
Risk Factors	6
Special Note Regarding Forward-Looking Statements	20
Market Data	20
Use of Proceeds	21
Dividend Policy	21
Capitalization	22
Selected Financial Data	26
Management’s Discussion and Analysis of Financial Condition and Results of Operations	28
Business	43
Management	61
Certain Relationships and Related Transactions	68
Principal and Selling Shareholders	69
Description of Capital Stock	71
Shares Eligible for Future Sale	74
Plan of Distribution	76
Legal Matters	85
Experts	85
Where You Can Find More Information	86
Index to Financial Statements	F-1
EX-3.2 Certificate of Amendment to Certificate of Incorporation
EX-3.5 Amended and Restated By-Laws
EX-4.3 Second Amendment to Shareholders Agreement
EX-4.4 Instrument of accession, dated as of September 16, 2005
EX-4.6 Warrant to purchase common stock
EX-4.7 Amended and Restated 11.50% Senior Secured Subordinated Note
EX-10.9 Letter dated February 9, 2005
EX-10.11 Letter dated January 25, 2005
EX-10.22 Letter Agreement, dated as of September 16, 2005
EX-10.23 Security Agreement, dated as of December 11, 2003
EX-10.25 Redemption Agreement, dated as of August 25, 2005
EX-10.26 Letter Agreement, dated as of September 14, 2005
EX-10.31 Amended and Restated Subordination Agreement
EX-10.32 Amended and Restated Senior Subordinated Note
EX-10.33 Amended and Restated Security Agreement
EX-14.1 Code of Business Conduct and Ethics
EX-23.2 Consent of Ernst & Young LLP
EX-99.1 William F. Meagher Consent to be Named
          The Source®, Dover Saddlery® and Smith Brothers® are registered marks of Dover Saddlery, Inc. Miller’s® and Miller’s Harnesstm are trademarks licensed to Dover Saddlery, Inc. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners. OpenIPO® is a registered service mark of WR Hambrecht + Co, LLC.

i

PROSPECTUS SUMMARY
          This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including “Risk Factors” and our Consolidated Financial Statements and related notes included elsewhere in this prospectus, before making an investment decision.
          The terms “Dover Saddlery,” “Dover,” “the Company,” “we,” “us” and “our” as used in this prospectus refer to the registrant, Dover Saddlery, Inc., a Delaware corporation.
Overview
Dover Saddlery
          We are a leading specialty retailer and the largest direct marketer of equestrian products in the United States. For over 20 years, Dover Saddlery has been a premier upscale brand in the English-style riding industry. We sell our products through a multi-channel strategy, including catalogs, the Internet and retail stores.
          We offer a comprehensive selection of products ranging in price from $1 to $4,000 in three main categories of saddles and tack, specialized apparel and horse care and stable products. Dover is known for providing the highest quality products for English-style riding including premier brands such as Hermestm, Ariattm, Grand Prixtm, Mountain Horsetm, Passiertm and Prestigetm, as well as private label and non-branded products. In 2002 we also began selling into the Western-style riding market under the Smith Brothers name.
          Our management team is highly experienced in direct marketing and retail with an average of more than 20 years of equestrian experience. Since joining Dover in 1998 as our President and Chief Executive Officer, Stephen L. Day and his team have grown annual revenues from $15.6 million to $58.7 million and annual operating income from $1.4 million to $4.7 million, representing compound annual growth rates of 27.7% and 25.4%, respectively.
          We have positioned ourselves to capitalize on the synergies of combining catalog and Internet operations with a retail store channel. Our experience to date has demonstrated two very important factors: (i) customers who purchased items using all three channels (catalog, Internet and retail stores) have, on average, historically bought nearly three times more than customers who purchased only from a single channel; and (ii) direct sales to customers within a 30 mile radius of a new retail store have, within two years of that retail store opening, exceeded direct sales prior to the new store opening. We have also experienced overall sales growth when we have opened a new store in areas where we have an existing strong customer base. For example, when we opened our Hockessin, DE store in 2002, sales in the area grew from $496,441 to $3,107,617 in the second year after opening the store, or approximately 150% compounded annual growth.
          Our strategy for growth involves the opening of additional retail stores in targeted locations nation-wide. Through our subsidiaries, we currently operate three Dover Saddlery retail stores and one Smith Brothers retail store. We have identified additional locations using our proprietary mathematical store optimization model that selects sites nationwide with the strongest sales potential and optimizes distances between stores to enhance revenue potential. Our initial target of 50 locations will each utilize one of three different store formats depending on the location and sales potential.

          Based on our experience to date with opening new retail stores in areas where we have a high level of existing direct customers, we believe that expanding the number of retail store locations and focusing on our multi-channel business strategy are key to our continued success.
Competitive Strengths
          We believe that we are uniquely positioned in the equestrian tack, specialized apparel and horse care and stable products industry to grow through our multi-channel strategy. We believe that we have numerous competitive strengths including the following:

•	Experienced management with a track record of growth and profitability

•	Established brand in English-style riding and a leading direct marketer

•	Large, detailed database of nearly two million equestrian enthusiasts, including nearly 300,000 email addresses and approximately 200,000 Dover customers

•	Successful multi-channel strategy

•	Excellent customer service

•	Attractive customer demographics

•	Significant barriers to entry

•	Highly fragmented equestrian products retail market

•	Broad and distinctive selection of high quality products at competitive prices with rapid fulfillment capability

Growth Strategies

•	Open new Dover Saddlery retail stores in targeted locations

•	Expand our direct sales channel

•	Enhance our product mix

•	Expand further in the Western-style equestrian products market

Our Corporate Information
          We were formed as Dover Saddlery, Inc., a Delaware corporation, in 1998 and acquired Dover Saddlery, Inc., a Massachusetts corporation, which was founded in 1975 and operates as our wholly-owned subsidiary. In 2002 we acquired Smith Brothers, Inc., a Texas corporation, which also operates as our wholly-owned subsidiary. Our principal executive office is located at 525 Great Road, Littleton, MA 01460 and our telephone number is (978) 952-8062 at that address. We maintain websites on the Internet at www.doversaddlery.com and www.smithbrothers.com. Our websites, and the information contained or accessible through our websites, are not part of this prospectus.

THE OFFERING
Common Stock
Common stock offered:

By Dover Saddlery	shares
By selling shareholders	shares
Total	shares

Common stock outstanding after this offering	shares

Proposed Nasdaq National Market Symbol	DOVR

Use of proceeds	To execute our retail store expansion and multi-channel growth strategy, to reduce outstanding debt balances and for other general working capital purposes.
          See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in shares of our common stock.
          The number of shares of our common stock to be outstanding following this offering is based on                      shares of our common stock outstanding as of                     , and excludes:

•	shares of our common stock reserved as of for future issuance pursuant to outstanding grants under our equity incentive plans at a weighted average exercise price of $ per share; and

•	additional shares of common stock reserved for issuance pursuant to future grants under our 2005 Equity Incentive Plan.
In addition, except where we state otherwise, the information we present in this prospectus reflects:

•	a for stock split to be effected before the completion of this offering;

•	the adoption of our Amended and Restated Certificate of Incorporation and By-laws to be effective upon the closing of this offering; and

•	the conversion of our Class A common stock into common stock.

OpenIPO®
          This offering will be made through the OpenIPO® process, in which the allocation of shares and the public offering price are primarily based on an auction in which prospective purchasers are required to bid for the shares. This process is described under “Plan of Distribution.” Except as otherwise indicated, the information in this prospectus assumes no exercise of the underwriter’s over-allotment option.

SUMMARY HISTORICAL FINANCIAL INFORMATION
          The following tables summarize the financial data for our business. For a more detailed explanation of our financial condition and operating results, you should read “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. Our historical results and pro forma historical information do not necessarily indicate the results that we can expect for any future periods.

				Six Months
	Year Ended December 31,			Ended June 30,

	2002	2003	2004	2004	2005

	(dollars in thousands, except per share data)(2)
Consolidated Statement of Operations:
Revenues, net	$42,670	$52,455	$58,698	$28,560	$30,580
Cost of revenues	26,632	32,712	36,857	18,245	19,495

Gross profit	16,038	19,744	21,841	10,315	11,085
Selling, general and administrative expenses	12,301	15,544	17,139	8,111	9,130

Operating income	3,738	4,200	4,702	2,204	1,955
Interest expense	1,489	1,825	1,324	628	801

Income before provision for income taxes	2,248	2,375	3,377	1,576	1,154
Provision for income taxes	999	1,111	1,481	691	505

Net income	$1,249	$1,264	$1,896	$885	$649

Preferred stock dividend	160	160	160	80	80
Net income attributed to common stockholders	$1,089	$1,104	$1,736	$805	$569

Net income per common share
Basic	$0.52	$0.53	$0.80	$0.38	$0.25
Diluted	$0.40	$0.40	$0.58	$0.28	$0.19
Number of shares used in per share calculations
Basic	2,095	2,095	2,161	2,095	2,294
Diluted	3,155	3,182	3,255	3,203	3,429
Other Operating Data:
Number of catalogs mailed (000’s)	3,587	5,810	5,355	3,195	3,839
Number of retail stores	2	2	3	3	4
Gross profit margin	37.6%	37.6%	37.2%	36.1%	36.2%
EBITDA(1)	$4,212	$4,829	$5,254	$2,472	$2,276
EBITDA Margin(1)	9.9%	9.2%	9.0%	8.7%	7.4%
Consolidated Balance Sheet Data:
Cash and cash equivalents	$72	$58	$64	$71	$51
Total assets	23,534	25,503	26,763	27,686	29,768
Total long-term liabilities	12,080	12,460	11,778	14,916	14,403

(1)	When we use the term “EBITDA”, we are referring to net income minus interest income plus interest expense, income taxes and depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also use EBITDA to determine our compliance with some of the covenants under our revolving credit facility and subordinated notes.
(footnotes continued on following page)

EBITDA has some limitations as an analytical tool and you should not consider it in isolation or as a substitute for net income, operating income, cash flows from operating, investing or financing activities or any other measure calculated in accordance with generally accepted accounting principles. Some of the limitations are:

•	EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or capital commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the interest expense or cash requirements necessary to service interest or principal payments on our debt;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.
     The following table reconciles EBITDA to net income.

	Year Ended			Six Months
	December 31,			Ended June 30,

	2002	2003	2004	2004	2005

	(in thousands)
Net income	$1,249	$1,264	$1,896	$885	$649
Depreciation and amortization	475	630	553	268	322
Interest expense	1,489	1,824	1,324	628	801
Income taxes	999	1,111	1,481	691	505

EBITDA	$4,212	$4,829	$5,254	$2,472	$2,276

(2)	Certain of these amounts may not properly sum due to rounding.

RISK FACTORS
          You should carefully consider the risks described below and all of the other information included in this prospectus before deciding whether to invest in our common stock. The risks described below are those that we currently believe may materially affect our Company. Additional risks of which we are unaware or that we deem immaterial also may become important factors that affect our Company in the future. If any of the following risks actually occur, our business, financial condition or operating results could suffer. In this case, the trading price of our common stock could decline, and you may lose all or part of your investment.
Risks Related To Our Business
If we cannot successfully execute our planned retail store expansion, our growth and profitability would be adversely impacted.
          We currently have four retail stores and have identified additional locations throughout the U.S. where we plan to open new stores over the next several years. A significant percentage of our projected future growth is expected to be generated from these new locations. If we experience delays in opening new stores, fail to select appropriate sites, encounter problems in opening new locations, or have trouble achieving anticipated sales volume in new locations, our growth and profitability will be adversely impacted. We have only opened three new stores in areas previously served by direct sales and so our experience observing the effects of new stores on our overall sales revenues is limited. Any one or more of the new stores we intend to open may not be profitable, in which event our operating results may suffer.
          Our ability to expand our retail presence depends in part on the following factors:

•	our ability to identify suitable locations in key markets with attractive demographics and which offer attractive returns on our investments;

•	our ability to negotiate favorable lease and construction terms for such locations;

•	our ability to execute sale/leaseback transactions on satisfactory terms, if at all;

•	competition for such locations;

•	the timely construction of such retail stores;

•	our ability to receive local and state government permits and approvals in connection with such locations;

•	our ability to attract, train and retain skilled and knowledgeable store personnel;

•	our ability to provide a product mix that meets the needs of our customers; and

•	favorable economic conditions.
          In addition, each retail store is expected to require approximately $0.7 to $1.1 million of capital, including start up costs, leasehold improvements and inventory, and excluding the cost of the real estate. If actual costs are higher than expected or if sales in such stores are lower than expected, we may not be able to open as many retail stores as anticipated or we will need to raise additional capital in order to continue our growth.
If we cannot continue to successfully manage our direct sales channel, it would negatively impact our growth and profitability.
          Our direct sales generated 88.9% of our revenues in 2004 and we expect such operations to continue to represent a majority of our sales for at least the next several years. Our success depends on our ability to market, advertise and sell our products effectively through our various catalogs and Internet sites. We believe that the success of our direct sales depends on:

•	our ability to offer a product mix that is attractive to our customers;

•	the price point of our products relative to our competitors;

•	our ability to achieve adequate response rates to our mailings;

•	our ability to add new customers in a cost-effective manner;

•	timely delivery of catalog mailings to our customers;

•	an efficient Internet interface;

•	a seamless buying experience for our customers across each of our channels; and

•	cost effective and efficient order fulfillment.
          Catalog production, mailings and paper-based packing products, such as shipping cartons, entail substantial paper, postage, human resource and other costs, including costs of catalog development. We incur most of these costs prior to the mailing of each catalog. Increases in costs of mailing, paper or printing would increase our costs and adversely affect our earnings if we are unable to pass such cost increases on to our customers.
          Sales through our websites generated 18.7% of our revenues in 2004. The success of our online business depends in part on factors over which we have limited control. These factors include changing customer preferences, changing buying trends related to Internet usage, changes in technology interfaces, technology failures or human errors, security breaches and consumer privacy concerns. Any failure to respond successfully to these risks and uncertainties might adversely affect sales through our websites, impair our reputation and increase our operating costs.
          The success of our direct sales hinges on the achievement of adequate response rates to mailings, merchandising and catalog and website presentations that appeal to our customers and the expansion of our potential customer base in a cost-effective manner. Lack of consumer response to particular catalog or flier mailings or Internet marketing efforts may increase our costs and decrease the profitability of our business.
Our retail store rollout could cannibalize existing sales from our direct sales channel or existing retail locations.
          Our strategy to increase the number of retail store locations is based on finding optimal locations where demand for equestrian products is high. When we open a retail store in an area that has a high concentration of our existing customers, we expect that such customers will purchase products in the retail location as well as through our catalogs and websites, ultimately increasing their total purchases as multi-channel customers. Direct sales in the geographic area surrounding our Hockessin, DE store declined 4.0% in the first year of such store’s operation from $496,441 to $476,517. In the future, in areas where we open retail stores, the customers located within the area of such store may not spend more than they would have from the catalog and websites and therefore there may be a transfer of sales from our direct sales business to our retail stores. In such case, we may incur significant costs associated with opening a store and mailing catalogs while not generating incremental revenue.
With a significant portion of our growth strategy dependent upon our planned retail store expansion, our quarterly revenues and earnings could be variable and unpredictable and inventory levels will increase.
          We plan to increase the rate at which we open new stores. As we open new stores, (i) revenues may fluctuate and (ii) pre-opening expenses are incurred which may not be offset by a corresponding increase in revenues during the same financial reporting period. These factors may contribute to variable operating results.

          Some of the expenses associated with openings of our new retail stores, such as headcount and lease occupancy expenses will increase. Additionally, as we increase inventory levels to provide stores with merchandise, we may not be able to manage this inventory without incurring additional costs. If retail store sales are inadequate to support these new costs, our earnings will decrease.
We rely on service providers to operate our business and any disruption of their supply of services could have an adverse impact on our revenues and profitability.
          We rely on a number of service providers to operate our business such as:

•	a printer and a database processor to produce our catalogs;

•	a website hosting service provider to host and manage our websites;

•	telephone companies to provide telephone and fax service to our customer service centers; and

•	shipping companies such as DHL/ Airborne, UPS, Fedex, the U.S. Postal Service and common carriers for timely delivery of our catalogs, shipment of merchandise to our customers and delivery of merchandise from our suppliers to us and from our warehouse to our retail stores.
          Any disruption in these services may have a negative impact on our ability to market and sell our products and serve our customers and could result in increased costs to us.
We rely on merchandise suppliers to operate our business and any disruption of their supply of products could have an adverse impact on our revenues and profitability.
          We rely on merchandise suppliers to supply our products in saleable condition, in sufficient quantities, at competitive prices and in a timely manner. In 2004, our five largest merchandise suppliers collectively provided approximately 29%, and our single largest merchandise supplier accounted for 7%, of our total purchases. Our current merchandise suppliers may not be able to accommodate our anticipated needs in a timely matter or at all. If we are unable to acquire suitable merchandise in a timely manner or lose one or more key merchandise suppliers, we may not be able to offer products that are important to our merchandise assortment, which would have a material adverse effect on our business. While we believe our merchandise supplier relationships are satisfactory, we have no contractual arrangements providing for continued supply from our key merchandise suppliers and our merchandise suppliers may discontinue selling to us at any time or may raise the cost of merchandise and we may be unable to pass such price increases along to our customers.
If we do not properly manage our inventory levels, our operating results and available funds for future growth will be adversely affected.
          We currently maintain a high level of inventory consisting of approximately 28,000 SKUs in order to limit out of stock items and have a broad depth of products for our customers. The investment associated with this high level of inventory is substantial. If we fail to adequately predict the amount or mix of our inventory, we will incur costs associated with stocking inventory that is not being sold or fails to meet the demands of our customers or we may be required to write off or write down inventory which would hurt our operating results. If we do not meet the needs of our customers, they may decide to purchase products from our competitors. Although we have some ability to return merchandise to our suppliers, we incur additional costs in doing so and we may not be able to return merchandise in the future.

If our information technology systems fail to perform as designed or if we need to make system changes in order to support our growing direct and retail store businesses, there may be disruptions in operations.
          The efficient operation of our business is dependent on our information technology systems and our point of sale, or POS, systems. Our information technology systems are located in Littleton, MA, and our POS systems are located in each retail store. These systems, which operate our website, process transactions, respond to customer inquiries, manage inventory, purchase, sell and ship goods on a timely basis and maintain cost-effective operations, are subject to damage from natural disasters, power failures, hardware and software failures, security breaches, network failures, computer viruses and operator negligence. The failure of our information technology systems and our POS systems to perform as designed, even if temporary, could adversely affect inventory levels, shipments to customers and customer service. Any such event would have a material adverse effect on our operating results.
          We may experience operational problems with our information systems as a result of system failures, viruses, computer “hackers” or other causes. Any material disruption or slowdown of our systems could cause information, including data related to customer orders, to be lost or delayed, which could hurt our business, financial condition and results of operations. Moreover, we may not be successful in developing or acquiring technology that is competitive and responsive to the needs of our customers and might lack sufficient resources to make the necessary investments in technology to compete with our competitors. Accordingly, if changes in technology cause our information systems to become obsolete, or if our information systems are inadequate to handle our anticipated growth, we could lose customers.
          While we believe that our systems are adequate to support our planned opening of additional retail stores over the next several years and the future growth of our direct sales business, we may need to upgrade and modify our information technology capabilities. Any upgrades to our information technology systems and our POS systems may not be successful or may cause substantial expenses. In addition, there are inherent risks associated with upgrading our core systems, including disruptions that affect our ability to deliver products to our customers. If we were unable to adequately handle these disruptions, it could adversely affect inventory levels, shipments to customers and customer service. Any such event would have a material adverse effect on our operating results.
A decline in discretionary consumer spending could reduce our revenues.
          Our revenues depend to a degree on discretionary consumer spending, which may decrease due to a variety of factors beyond our control. These include unfavorable general business conditions, increases in interest rates, increases in inflation, stock market uncertainty, war, terrorism, fears of war or terrorism, increases in consumer debt levels and decreases in the availability of consumer credit, adverse or unseasonable weather conditions, adverse changes in applicable laws and regulations, increases in taxation, adverse unemployment trends and other factors that adversely influence consumer confidence and spending. Any one of these factors could result in adverse fluctuations in our revenues generally. Our revenues also depend on the extent to which discretionary consumer spending is directed towards recreational activities generally and equestrian activities and products in particular. Reductions in the amounts of discretionary spending directed to such activities would reduce our revenues.
          Our customers’ purchases of discretionary items, including our products, may decline during periods when disposable income is lower or periods of actual or perceived unfavorable economic conditions. If this occurs, our revenues would decline, which may have a material adverse effect on our business.

Our results may fluctuate as a result of seasonal changes associated with the equestrian products industry.
          We experience seasonal fluctuation in our revenues and operating results. We typically realize a higher portion of our revenues and operating results during the fourth quarter. As a result of this seasonality, we believe that quarter to quarter comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance.
Competition in the equestrian products market could reduce our revenue and profitability.
          The equestrian products market is highly fragmented with approximately 10,000 retail store locations nationwide. Many of these are small businesses that have a loyal customer base. We may therefore not be able to generate sufficient sales to support our new retail store locations. We also compete directly with State Line Tack, which is owned by Petsmart and has greater financial resources than we have. There are also a significant number of sporting goods stores, mass merchandisers and other better funded companies that could decide to enter into or expand their equestrian products offerings. In addition, if our competitors reduce their prices, we may have to reduce our prices in order to compete. We may also be forced to increase our advertising or mail a greater number of catalogs in order to generate the same or even lower level of sales. Any one of these competitive factors could adversely affect our revenues and profitability.
A natural disaster or other disruption at our Littleton, MA warehouse fulfillment center could cause us to lose merchandise and be unable to deliver products to our direct sales customers and our retail stores.
          We currently rely on our Littleton, MA warehouse to handle our fulfillment needs. Any natural disaster or other serious disruption to this center due to fire, flood, tornado, earthquake or any other calamity could damage a significant portion of our inventory, and materially impair our ability to adequately stock our retail stores, deliver merchandise to customers, and process returns to merchandise suppliers and could result in lost revenues and increased costs.
If we lose key members of management or are unable to retain the talent required for our business, our operating results could suffer.
          Our future success depends to a significant degree on the skills, experience and efforts of Stephen Day, our President and Chief Executive Officer, Jonathan Grylls, our Chief Operating Officer and other key personnel including our senior executive management. We currently maintain four million dollars of key-man life insurance on Mr. Day, the proceeds of which are required to pay down outstanding debt. Effective as of September 1, 2005, we have entered into employment agreements with Mr. Day and Mr. Grylls which contain provisions for non-competition, non-solicitation and severance. In addition, our future success depends upon our ability to attract and retain highly-skilled and motivated, full-time and temporary sales personnel with appropriate equestrian products industry knowledge and retail experience to work in management and in our retail stores. The loss of the services of any one of these individuals or the inability to attract and retain qualified individuals for our key management and retail sales positions may have a material adverse effect on our operating results.
We may need additional financing to execute our growth strategy, which may not be available on favorable terms or at all, which could increase our costs, limit our ability to grow and dilute the ownership interests of existing shareholders.
          Our current revolving credit facility is due in full on September 16, 2008. The total amount raised in this offering will not be enough to finance the opening of all of our planned additional stores over the next several years. In order to satisfy our revolving credit facility when due and to execute our retail store expansion strategy, we may need to borrow additional funds, raise additional equity financing or finance our planned expansion from profits. We may also need to raise additional capital in the future to respond to competitive pressures or unanticipated financial requirements. We may not be able to obtain additional financing, including the extension of refinancing of our revolving credit facility, on commercially reasonable terms or at all. A failure to obtain additional financing or an inability to obtain financing on acceptable terms could require us to incur indebtedness at high rates of interest or with substantial restrictive covenants, including prohibitions on payment of dividends.
          We may obtain additional financing by issuing equity securities that will dilute the ownership interests of existing shareholders. If we are unable to obtain additional financing, we may be forced to scale back operations or be unable to address opportunities for expansion or enhancement of our operations.
The terms of our revolving credit facility impose operating and financial restrictions on us, which may impair our ability to grow our business or respond to changing business and economic conditions and could have an adverse impact on our business.
          Our current revolving credit facility contains provisions which restrict our ability to, among other things, incur or repay additional indebtedness, make particular types of investments, incur liens, pay dividends, consummate mergers and consolidations, enter into transactions with affiliates or make substantial asset sales. In addition, our obligations under the revolving credit facility are secured by interests in substantially all of our personal property excluding store and distribution center equipment and fixtures. In the event of our insolvency, liquidation, dissolution or reorganization, the lenders under our revolving credit facility would be entitled to payment in full from our assets before distributions, if any, were made to our stockholders.
We rely on foreign sources for many of our products which subjects us to various risks.
          We currently source approximately 24% of our products from foreign manufacturers located in Europe, Asia and South America. As such, we are subject to risks and uncertainties associated with changing economic and political conditions in foreign countries. These risks and uncertainties include currency rate fluctuations, import duties and quotas, work stoppages, economic uncertainties including inflation, foreign government regulations, wars and fears of war, acts of terrorism and fear of acts of terrorism, political unrest and trade restrictions. Additionally, countries in which our products are currently manufactured or may be manufactured in the future may become subject to trade restrictions imposed by the U.S. or foreign governments. Any event affecting prices or causing a disruption or delay of imports from foreign merchandise suppliers, including the imposition of additional import restrictions, currency rate fluctuations, restrictions on the transfer of funds or increased tariffs or quotas, or both, could increase the cost or reduce the supply of merchandise available to us and adversely affect our operating results.
          We do not currently, and we do not plan to, hedge against increases or decreases in the value of the U.S. dollar against any foreign currencies. Our product sourcing from foreign merchandise suppliers means, in part, that we may be affected by declines in the value of the U.S. dollar relative to other foreign currencies. Specifically, as the value of the U.S. dollar declines relative to other currencies, our effective cost of products increases. As a result, declines in the value of the U.S. dollar relative to foreign currencies would adversely affect our operating results.

Our retail store expansion strategy may result in our direct sales business establishing a nexus with additional states which may cause our direct sales business to pay additional income and sales taxes and have an adverse effect on the revenues and cash flows of our direct sales business.
          As we open retail stores in additional states, the necessary relationship between the retail stores and our direct sales business may be deemed by certain state tax authorities to create a nexus for state income and sales taxation of our direct sales business in those states. This could result in an increase in the tax collection and payment obligations of our direct sales business, which would have an adverse effect on the profitability and cash flows of our direct sales business and our overall business. Such sales tax collection obligations, if any, would increase the total cost of our products to our customers. This increased cost to our customers could negatively affect the revenues of our direct sales business if we are required to reduce the underlying prices for the products sold through our direct sales channel. The occurrence of either of these events would have an adverse effect on the revenues, costs and cash flows of our direct sales business. This area of law is uncertain and changing and we could be subject to paying back taxes and penalties.
If we fail to adequately protect our trademarks, our brand and reputation could be impaired or diluted and we could lose customers.
          We have, or have rights to, four marks that we consider to be material to the successful operation of our business: Dover Saddlery, Smith Brothers, Miller’s Harness and The Source. We currently use all of these marks in our direct sales business. We also have several additional pending trademark applications. We also regard our copyrights, service marks, trade dress, trade secrets and similar intellectual property as critical to our success. In addition to our registered marks and pending applications, our principal intellectual property rights include copyrights in our catalogs, rights to our domain names and our databases and information management systems. As such, we rely on trademark and copyright law, trade secret protection and confidentiality agreements to protect our proprietary rights. Nevertheless, the steps we take to protect our proprietary rights may be inadequate. Our trademark applications may not be granted, and we may not be able to secure significant protection for our marks. Our competitors or others may adopt trademarks or service marks similar to our marks or try to prevent us from using our marks, thereby impeding our ability to build brand identity and possibly leading to customer confusion. In addition, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. If we are unable to protect or preserve the value of our trademarks, copyrights, trade secrets or other proprietary rights for any reason, our brand and reputation could be impaired or diluted and we may lose customers.
We may have disputes with, or be sued by, third parties for infringement or misappropriation of their proprietary rights, which could have a negative impact on our business.
          Other parties may assert claims with respect to patent, trademark, copyright or other intellectual property rights that are important to our business, such as our Dover Saddlery, Smith Brothers and Miller’s Harness trademarks. Other parties might seek to block the use of, or seek monetary damages or other remedies for the prior use of, our intellectual property or the sale of our products as a violation of their trademark, patent or other proprietary rights. Defending any claims, even claims without merit, could be time-consuming, result in costly settlements, litigation or restrictions on our business and could damage our reputation.
          In addition, there may be prior registrations or use of intellectual property in the U.S. or foreign countries (including, but not limited to, similar or competing marks or other proprietary rights) of which we are not aware. In all such countries, it may be possible for any third-party owner of a trademark registration in that country or other proprietary right to enjoin or limit our expansion into those countries or to seek damages for our use of such intellectual property in such countries. In the event a claim against us were successful and we could not obtain a license to the relevant intellectual property or redesign or rename our products or operations to avoid infringement, our business, financial condition or results of operations could be harmed. In addition, securing registrations does not fully insulate us against intellectual property claims, as another party may have rights superior to our registration or our registration may be vulnerable to attack on various other grounds.
          Any such claims of infringement or misappropriation, whether meritorious or not, could:

•	be expensive and time consuming to defend;

•	prevent us from operating our business, or portions of our business;

•	cause us to cease selling certain products;

•	result in the loss of one or more key customers;

•	require us to re-label or re-design certain products, if feasible;

•	result in significant monetary liability;

•	divert management’s attention and resources;

•	potentially require us to enter into royalty or licensing agreements in order to obtain the right to use necessary intellectual property; and

•	force us to stop using valuable trademarks under which we market our products.

          Third parties might assert infringement claims against us in the future with respect to any of our products. Any such assertion might require us to enter into royalty arrangements or litigation that could be costly to us. Any of these events could have a material adverse effect on our business.
We are subject to numerous regulations and regulatory changes that could impact our business or require us to modify our current business practices.
          We are subject to numerous regulations governing the Internet and e-commerce, retailers generally, the importation, promotion and sale of merchandise and the operation of retail stores and warehouse facilities. These regulations include customs, privacy, truth-in-advertising, consumer protection, shipping and zoning and occupancy laws and ordinances. Many of these laws and regulations may specifically impede the growth of the Internet or other online services. If these laws were to change, or are violated by our management, employees, suppliers, buying agents or trading companies, we could experience delays in shipments of our goods or be subject to fines or other penalties which could hurt our business, financial condition and results of operations.
          The growth and demand for online commerce has resulted, and may continue to result, in more stringent consumer compliance burdens on companies that operate in the e-commerce segment. Specifically, certain states have enacted various legislation with respect to consumer privacy. In addition, the Federal Trade Commission and certain state agencies have been investigating various Internet companies regarding their use of personal information. The costs of compliance with federal and state privacy laws and the costs that might be incurred in connection with any federal or state investigations could have a material adverse affect on our business and operating results. Our direct mail operations are subject to regulation by the U.S. Postal Service, the Federal Trade Commission and various state, local and private consumer protection and other regulatory authorities. In general, these regulations govern the manner in which orders may be solicited, the form and content of advertisements, information which must be provided to prospective customers, the time within which orders must be filled, obligations to customers if orders are not shipped within a specified period of time and the time within which refunds must be paid if the ordered merchandise is unavailable or returned. From time to time, we have modified our methods of doing business and our marketing operations in response to such regulation. To date, such regulation has not had a material adverse effect on our business or operating results. However, future regulatory requirements or actions may have a material adverse effect on our business or operating results.
          Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures or modify our business practices to comply with laws and regulations. Compliance with existing or future laws and regulations may materially limit our ability to operate our business and increase our costs.
Our 100% satisfaction guarantee exposes us to the risk of an increase in our return rates which could adversely affect our profitability.
          Part of our marketing and advertising strategy focuses on allowing customers to return products ordered from our catalogs at any time if they are not satisfied and obtain a refund of the purchase price. As we expand our sales, our return rates may not remain within our historically low levels and could significantly impair our profitability.
Our marketing expenditures may not result in increased sales or generate the levels of product and brand name awareness we desire and we may not be able to manage our marketing expenditures on a cost-effective basis.
          A significant component of our marketing strategy involves the use of direct marketing to generate sales. Future growth and profitability will depend in part on the effectiveness and efficiency of our marketing expenditures, including our ability to:

•	create greater awareness of our products and brand name;

•	determine the appropriate creative message and media mix for future marketing expenditures;

•	effectively manage marketing costs, including creative and media, to maintain acceptable costs per inquiry, costs per order and operating margins; and

•	convert inquiries into actual orders.
          Our marketing expenditures may not result in increased sales or generate sufficient levels of product and brand name awareness and we may not be able to manage such marketing expenditures on a cost effective basis.
Risks Related To This Offering

There is no established trading market for our common stock, and the market price of our common stock may be highly volatile or may decline regardless of our operating performance. You may never be able to sell your shares at or above the initial public offering price.
          There has not been a public market for our common stock prior to this offering. We cannot predict the extent to which a trading market will develop or how liquid that market might become. If you purchase shares of common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined primarily by an auction process to be conducted by the underwriter and other securities dealers participating in this offering and by negotiations between representatives of the underwriter and us. You may not be able to resell your shares above the initial public offering price and may suffer a loss of all or part of your investment.
          The trading price of our common stock following this offering may fluctuate substantially. The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. The fluctuations could cause you to lose all or part of your investment in our shares of common stock.
          The market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of retail companies generally or specialty retail or sporting goods retail companies in particular;

•	the content and recommendations contained in investment industry research reports issued on our company, competitors or industry;

•	our failure to meet or exceed our financial performance estimates or those of investment industry research analysts, investors or others;

•	market conditions or trends in our industry and the economy as a whole;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

•	announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

•	capital commitments;

•	changes in our pricing policies or the pricing policies of our competitors;

•	the actual or anticipated introduction of new products or product enhancements by us or our competitors;

•	additions or departures of key personnel;

•	our actual or anticipated sale or issuance of common stock or other securities in the future;

•	actual or expected sales of our common stock, including sales of large blocks of our common stock or sales by our directors and officers;

•	changes in market valuation or earnings of our competitors;

•	the trading volume of our common stock;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic conditions.
          In addition, companies in the stock market in general, and those traded on the Nasdaq National Market in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, would likely result in substantial costs and a significant diversion of management’s attention and resources, regardless of the outcome of any such litigation.

Because of their significant stock ownership, our existing shareholders will be able to exert substantial control over us and our significant corporate decisions.
          Upon completion of this offering, members of our executive management team and the Board of Directors will, in the aggregate, beneficially own approximately      % of our outstanding common stock, or      % if the underwriter’s over-allotment option is exercised in full. As a result, these persons, if acting together, will have the ability to significantly affect the outcome of all matters submitted to our shareholders for approval, including the election and removal of Directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, these persons, acting together, will have the ability to control the management and affairs of our Company, including the election of our Directors. This concentration of ownership may harm the market price of our common stock by, among other things:

•	delaying, deferring, or preventing a change in control of our Company;

•	impeding a merger, consolidation, takeover or other business combination involving our Company;

•	causing us to enter into transactions or agreements that are not in the best interests of all of our shareholders; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our Company.

Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.
          We cannot specify with certainty how we will use the net proceeds of this offering or our existing cash balance. Presently, we intend to use the net proceeds to us from this offering to execute our retail store expansion and multi-channel growth strategy, to reduce outstanding debt balances and for other general working capital purposes.
          Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

Shares of our common stock are relatively illiquid.
          As of the date of this prospectus, we have                      shares of common stock outstanding, and will have                      shares of common stock outstanding after this offering. As a result of our relatively small public float, our common stock may be less liquid than the common stock of companies with broader public ownership. Among other things, trading of a relatively small volume of our common stock may have a greater impact on the trading price for our shares than would be the case if our public float were larger.

If securities analysts do not publish research or reports about us or our business or if they downgrade our stock, the price of our common stock may decline.
          The trading market for our common stock may be affected by research and reports that industry or financial analysts may publish about us or our business. We do not control these analysts. If one or more of the analysts who cover us downgrade our stock, our stock price could decline rapidly. If one or more of these analysts cease coverage of us, we could lose visibility in the market, which in turn could cause our stock price to decline.

Substantial future sales or expected future sales of our common stock in the public market may cause the price of our common stock to decline.
          Our current shareholders hold a substantial number of shares of our common stock that they will be able to sell in the public market in the near future. Sales by our current shareholders of a substantial number of shares after this offering, or the expectation that such sales may occur, could significantly reduce the market price of our common stock. The holders of approximately                     of our capital stock outstanding as the date of this offering have agreed with WR Hambrecht + Co, the underwriter of this offering, to be bound by 180-day lock-up agreements that prohibit such holders from selling or transferring their stock other than in specific circumstances, and as part of this offering. However, WR Hambrecht + Co, at its discretion, can waive the restrictions of any one or more of the lock-up agreements at an earlier time without prior notice or announcement and allow some or all of our shareholders to sell their shares of our common stock in the public market subject only to applicable securities rules and regulations. Further, at the end of the 180-day lock-up period, such shareholders may sell their shares of our common stock subject only to applicable securities rules and regulations.

As a new investor, you will experience immediate and substantial dilution in the net tangible book value of your shares.
          The offering price of our common stock in this offering is considerably more than the net tangible book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will pay a price per share that substantially exceeds the value of our tangible assets after subtracting liabilities, and will incur substantial dilution in pro forma net tangible book value per share of $          at an assumed offering price of $           per share. If outstanding options to purchase shares of our common stock or other derivative instruments are exercised, our shareholders will experience additional dilution. Any further equity issuances will result in further dilution to our shareholders.

We do not intend to pay dividends on our common stock in the foreseeable future.
          We currently intend to retain all available funds to support our operations and to finance the growth and development of our business. We do not anticipate paying any cash dividends in the foreseeable future. Any future determination relating to dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects and other factors as our Board of Directors may deem relevant.

We will incur increased expenses as a result of recently enacted laws and regulations affecting public companies.
          As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act”, the Sarbanes-Oxley Act of 2002 and the rules of the National Association of Securities Dealers, Inc. Automated Quotation System, or “Nasdaq”. The requirements of these new rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we evaluate and report on the effectiveness of our disclosure controls and procedures, and internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures, and internal controls over financial reporting, significant resources and management oversight will be required. As a result, management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business and operating results. In addition, we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and we might not be able to do so in a timely fashion, if at all.
          These new rules and regulations could also make it more difficult for us to attract and retain qualified independent members of our Board of Directors and executive officers. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. The Nasdaq marketplace rules require that a majority of our Board of Directors and all of certain committees of our Board of Directors consist of independent Directors within one year of the offering.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control and could also limit the market price of our stock.
          Our Amended and Restated Certificate of Incorporation and By-laws that we will adopt in connection with this offering will contain provisions that could delay or prevent a change of control of our Company or changes in our Board of Directors that our shareholders might consider favorable. These provisions include:

•	authorizing the issuance of preferred stock that can be created and issued by the Board of Directors without prior stockholder approval, with rights senior to those of our common stock;

•	providing for a classified Board of Directors, with each Director serving a staggered three-year term;

•	prohibiting shareholders from filling Board of Directors vacancies, calling special stockholder meetings or taking action by written consent; and

•	requiring advance written notice of stockholder proposals and Director nominations.
          In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with shareholders owning 15% or more of our outstanding voting stock. These and other provisions in our Amended and Restated Certificate of Incorporation and By-laws and Delaware law could make it more difficult for shareholders or potential acquirers to obtain control of our Board of Directors or initiate actions that are opposed by the then-current Board of Directors, including to delay or impede a merger, tender offer, or proxy contest involving our Company. Any delay or prevention of a change of control transaction or changes in our Board of Directors could cause the market price of our common stock to decline. See “Description of Capital Stock.”

Risks Relating To The Auction Process
Potential investors should not expect to sell our shares for a profit shortly after our common stock begins trading.
          Prior to this offering, there has been no public market for our common stock. We will determine the initial public offering price for the shares sold in this offering primarily through an auction conducted by us and the underwriter. We believe the auction process will reveal a clearing price for the shares of our common stock offered in this offering. The clearing price is the highest price at which all of the shares offered, including the shares subject to the underwriter’s over-allotment option, may be sold to potential investors. Although we and the underwriter may elect to set the initial public offering price below the auction clearing price, the public offering price may be at or near the clearing price. If there is little to no demand for our shares at or above the initial public offering price once trading begins, the price of our shares would decline following this offering. You may not be able to resell your shares at or above the initial public offering price. If your objective is to make a short term profit by selling the shares you purchase in this offering shortly after trading begins, you should not submit a bid in the auction.
Some bids made at or above the initial public offering price may not receive an allocation of shares.
          The underwriter for this offering may require that bidders confirm their bids before the auction for this offering closes. If a bidder is requested to confirm a bid and fails to do so within a required timeframe, that bid will be rejected and will not receive an allocation of shares even if the bid is at or above the initial public offering price. In addition, we, in consultation with the underwriter, may determine, in our sole discretion, that some bids that are at or above the initial public offering price are manipulative and disruptive to the bidding process or are not creditworthy, in which case such bids may be reduced or rejected. For example, in previous transactions for other issuers in which the auction process was used, the underwriter has rejected or reduced bids when the underwriter, in its sole discretion, deemed the bids not creditworthy or had reason to question the bidder’s intent or means to fund its bid. In the absence of other information, an underwriter or participating dealer may assess a bidder’s creditworthiness based solely on the bidder’s history with the underwriter or participating dealer. The underwriter has also reduced or rejected bids that it deemed, in its sole discretion, to be potentially manipulative or disruptive or because the bidder had a history of alleged securities law violations. Eligibility standards and suitability requirements of participating dealers may vary. As a result of these varying requirements, a bidder may have its bid rejected by a participating dealer while another bidder’s identical bid is accepted.
Potential investors may receive a full allocation of the shares they bid for if their bids are successful and should not bid for more shares than they are prepared to purchase.
          If our initial public offering price is at or near the clearing price for the shares offered in this offering, the number of shares represented by successful bids may equal or nearly equal the number of shares offered by this prospectus. Successful bidders may therefore be allocated all or nearly all of the shares that they bid for in the auction. Therefore, we caution investors against submitting a bid that does not accurately represent the number of shares of our common stock that they are willing and prepared to purchase.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
          This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements, including without limitation statements relating to:

•	plans for expansion of retail stores;

•	expected operating results;

•	need for additional funds to finance retail store build-out;

•	effect on revenues and success of multi-channel growth strategy;

•	estimates of revenues and sales per square foot; and

•	return of the initial investment on new retail stores.
          These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control and that could materially affect actual results, levels of activity, performance, or achievements.
          If any of these risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from what we projected. Any forward-looking statement you read in this prospectus reflects our current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to our operations, results of operations, growth strategies and liquidity. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.
MARKET DATA
          We use market and industry data throughout this prospectus, which we have obtained from market research, publicly available information and industry publications. These sources generally state that the information that they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The market and industry data is often based on industry surveys and the preparers’ experience in the industry. Although we believe that the surveys and market research included in this prospectus that others have performed are reliable, we have not independently verified this information.

USE OF PROCEEDS
          The net proceeds from the sale of the                      shares of our common stock that we are selling in this offering are expected to be approximately $ million after deducting underwriting discounts and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by selling shareholders in this offering.
          We intend to use the net proceeds to us from this offering to execute our retail store expansion and multi-channel growth strategy, to reduce outstanding debt balances and for other general working capital purposes.
          Our debt retirement and retail store expansion plans include the following:

•	$ to retire a portion of our 11.50% subordinated debt due September 16, 2009;((1)) and

•	$ to $ to open new retail stores in the Northeast and Mid-Atlantic regions of the U.S.
          We do not have more specific plans for any net proceeds to us from this offering. We may seek to acquire, invest in, or establish joint ventures with respect to businesses, products, services, or technologies that complement or expand our existing business, and we may use a portion of the net proceeds of this offering for such acquisitions, investments, or joint ventures. We do not, however, have any present arrangements, understandings, or agreements with respect to any such acquisitions, investments, or joint ventures. Pending use for the corporate operating purposes described above, we may use proceeds of this offering to reduce the outstanding balance of our revolving credit facility((2)) and invest in direct or guaranteed obligations of the U.S. government, cash or short-term, investment grade securities.
DIVIDEND POLICY
          We do not intend to pay any dividends on our common stock in the foreseeable future. We currently intend to retain our future earnings, if any, to finance our business, for retail store expansion and for general corporate purposes. Our Board of Directors has the authority to declare and pay dividends on our common stock, in its discretion, as long as there are funds legally available to do so.

(1)	The 11.50% senior secured subordinated note may be prepaid at our option at 103% of its principal amount until September 16, 2006 and at a higher percentage thereafter.

(2)	The revolving credit facility provides for revolving loans up to $16 million. The total amount of availability is subject to limitations based on cash flows and other covenants.

CAPITALIZATION
          The following table sets forth our capitalization as of June 30, 2005:

•	on an actual basis;

•	on a pro forma basis to account for the conversion of the outstanding preferred stock and the subsequent repurchase of 603,889 shares of the Company’s common stock on September 16, 2005. The table also includes the financial restructuring executed to facilitate the transaction as well as the collection of outstanding employee notes; and

•	on a pro forma as adjusted basis to reflect the pro forma adjustments and the sale of the shares of our common stock offered by this prospectus at an assumed initial public offering price of $ per share and after deducting the underwriting discount and estimated offering expenses payable by us.
          This table does not include:

•	shares of our common stock issuable upon the exercise of stock options outstanding as of , 2005 with a weighted average exercise price of $ per share, of which options to purchase shares of our common stock were then exercisable;

•	any shares reserved for issuance under our 1999 Stock Option Plan, as the terms of such plan will be amended as of the closing of this offering such that no shares will be available for issuance under that plan as of the closing;

•	shares of our common stock that will be reserved for future grant under our 2005 Equity Incentive Plan as of the closing of this offering; and

•	shares of our common stock issuable upon exercise of a warrant to purchase up to 23,503 shares of our common stock at an exercise price of $0.01 per share issued to Patriot Capital Funding, Inc.

          This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing elsewhere in this prospectus.

	June 30, 2005

			Pro Forma As
	Actual	Pro Forma	Adjusted

	(in thousands)
Long-term liabilities:
Revolving line of credit	$10,300	$12,019
Subordinated notes payable	3,769	8,050
Capital lease obligation, net of current portion	334	334

Total long-term liabilities	$14,403	$20,403	$—
Redeemable convertible preferred stock, $0.0001 par value; 1,100,000 shares authorized, 1,015,000 issued and outstanding at redemption value	3,087	—	—
Put rights available to preferred stock holders(1)	7,710	—	—
Put rights available to common stock holders(1)	22,792	26,877
Employee notes receivable in exchange for option exercise	(282)	—	—
Stockholders’ equity:
Class A & B Common Stock, par value $0.0001 per share; 5,400,000 shares authorized; outstanding — 2,294,000 as of June 30, 2005, actual, and 2,705,111 as of June 30, 2005 pro forma	—	—	—
Additional paid in capital	—	6,712	—
Less treasury stock of 603,889 shares	—	(6,000)	—
Accumulated other comprehensive income	14	14	—
Retained deficit	(23,214)	(23,214)	—

	$10,107	$4,389	$—

Total	$24,510	$24,792	$—

(1)	As discussed in Note 6 to the Consolidated Financial Statements, due to certain redemption and put rights attributable to our existing redeemable convertible preferred stock and common stock, we have recorded the redemption value outside of stockholders’ equity (deficit). The accretion to fair market value has been facilitated by a reduction of additional paid in capital and retained earnings (deficit). The redemption and put rights will be eliminated prior to or as a result of this offering.

DILUTION
          If you invest in our common stock, your ownership interest will be immediately diluted by the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock upon the completion of this offering.
          The historical net tangible book value of our common stock as of                     , 2005 was $                     million, or $           per share. The historical net tangible book value per share of our common stock is the difference between our tangible assets and our liabilities, divided by the number of common shares outstanding. The pro forma net tangible book value of our common stock as of                     , 2005 was $                     million, or $           per share. The pro forma net tangible book value per share of our common stock is the difference between our tangible assets and our liabilities, divided by the number of shares of our common stock outstanding as of                     , 2005, after giving effect to the conversion of all outstanding shares of our preferred stock into                      shares of our common stock and the repurchase of                      shares of our common stock prior to the closing of this offering.
          For new investors in our common stock, dilution is the per share difference between the initial public offering price of our common stock and the pro forma net tangible book value of our common stock immediately after completing this offering. Dilution in this case results from the fact that the per share offering price of our common stock is substantially in excess of the per share price paid by our current shareholders.
          As of                     , 2005, after giving effect to the sale of the shares of our common stock offered by the prospectus at an assumed initial public offering price of $           per share and after deducting the underwriting discount and estimated offering expenses payable by us, the pro forma net tangible book value per share of our common stock would have been $           per share. Therefore, new investors in our common stock would have paid $          for a share of common stock having a pro forma net tangible book value of approximately $           per share after this offering. That is, their investment would have been diluted by approximately $           per share. At the same time, our current shareholders would have realized an increase in pro forma net tangible book value of $           per share after this offering without further cost or risk to themselves. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of , 2005
Increase in pro forma net tangible book value per share attributable to investors in this offering
Pro forma net tangible book value per share after this offering	$

Dilution per share to new investors	$

          The following table sets forth, on a pro forma as adjusted basis as of                     , 2005, the number of shares of our common stock purchased, the total consideration paid and the average price per share paid by existing and new shareholders:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	—	0%	$—	0%	$—
New investors	—	0%	—	0%	—

Total	—	0%	$—	0%	$—

          The foregoing discussion and tables assume no exercise of any outstanding options or warrants to acquire common stock. As of                     , 2005, there were options outstanding to

purchase a total of                      shares of our common stock with a weighted average exercise price of $           per share. To the extent that any of these options or warrants are exercised, your investment will be further diluted. In addition, on                     , we granted options to purchase a total of                      shares of our common stock with an exercise price of $           per share under our 2005 Equity Incentive Plan.
          If the underwriter exercises its over-allotment option in full, our existing shareholders will own                %, and our new investors will own           %, of the total number of shares of our common stock outstanding after this offering.

SELECTED FINANCIAL DATA
          The selected historical financial data shown below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and related notes included elsewhere in this prospectus. We have derived our Consolidated Statements of Operations Data and certain of our Other Consolidated Financial Data for the years ended December 31, 2002, 2003 and 2004 and Consolidated Balance Sheet Data as of December 31, 2003 and 2004 from our audited Consolidated Financial Statements included elsewhere in this prospectus. The Consolidated Statements of Operations Data and certain of our Other Consolidated Financial Data for the years ended December 31, 2000 and 2001 and Consolidated Balance Sheet Data as of December 31, 2000, 2001 and 2002 were derived from our audited Consolidated Financial Statements that are not included in this prospectus. We have derived the consolidated statement of operations data and certain other of our operating data for the six months ended June 30, 2004 and 2005 and consolidated balance sheet data as of June 30, 2004 and 2005 from our unaudited consolidated financial statements. Historical results do not necessarily indicate the results you should expect for future periods.

						Six Months
	Year Ended December 31,					Ended June 30,

	2000	2001	2002	2003	2004	2004	2005

	(dollars in thousands, except per share data)(2)
Consolidated Statement of Operations:
Revenues, net	$32,626	$34,614	$42,670	$52,455	$58,698	$28,560	$30,580
Cost of revenues	20,481	21,473	26,632	32,712	36,857	18,245	19,495

Gross profit	12,145	13,141	16,038	19,744	21,841	10,315	11,085
Selling, general and administrative expenses	9,008	10,868	12,301	15,544	17,139	8,111	9,130

Operating income	3,137	2,273	3,738	4,200	4,702	2,204	1,955
Interest expense	1,600	1,425	1,489	1,825	1,324	628	801

Income before provision for income taxes	1,537	848	2,248	2,375	3,377	1,576	1,154
Provision for income taxes	956	665	999	1,111	1,481	691	505

Net Income	$581	$183	$1,249	$1,264	$1,896	$885	$649

Preferred stock dividend	160	160	160	160	160	80	80

Net income attributed to common stockholders	$421	$23	$1,089	$1,104	$1,736	$805	$569

Net Income per common share basic	$0.20	$0.01	$0.52	$0.53	$0.80	$0.38	$0.25
Diluted	$0.19	$0.01	$0.40	$0.40	$0.58	$0.28	$0.19
Number of shares used in per share calculations
Basic	2,095	2,095	2,095	2,095	2,161	2,095	2,294
Diluted	3,129	2,095	3,155	3,182	3,255	3,203	3,429
Other Operating Data:
Number of catalogs mailed (000’s)	2,718	2,829	3,587	5,809	5,355	3,195	3,839
Number of retail stores	1	1	2	2	3	3	4
Capital expenditures	$105	$469	$338	$209	$661	$380	$431
Gross profit margin	37.2%	38.0%	37.6%	37.6%	37.2%	36.1%	36.2%
EBITDA(1)	$4,199	$3,399	$4,212	$4,829	$5,254	$2,472	$2,276
EBITDA margin(1)	12.9%	9.8%	9.9%	9.2%	9.0%	8.7%	7.4%
Consolidated Balance Sheet Data:
Cash and cash equivalents	$36	$35	$72	$58	$64	$71	$51
Total assets	21,824	20,768	23,534	25,503	26,763	27,686	29,768
Total long-term liabilities	13,403	12,023	12,080	12,460	11,778	14,916	14,403
(footnotes on following page)

(1)	When we use the term “EBITDA”, we are referring to net income minus interest income plus interest expense, income taxes and depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also use EBITDA to determine our compliance with some of the covenants under our revolving credit facility and subordinated notes.
     EBITDA has some limitations as an analytical tool and you should not consider it in isolation or as a substitute for net income, operating income, cash flows from operating, investing or financing activities or any other measure calculated in accordance with generally accepted accounting principles. Some of the limitations are:

•	EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or capital commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the interest expense or cash requirements necessary to service interest or principal payments on our debt;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.
     The following table reconciles EBITDA to net income.

						Six Months
	Year Ended December 31,					Ended June 30,

	2000	2001	2002	2003	2004	2004	2005

	(in thousands)
Net income	$581	$183	$1,249	$1,264	$1,896	$885	$649
Depreciation and amortization	1,062	1,126	475	630	553	268	322
Interest expense	1,600	1,425	1,489	1,824	1,324	628	801
Income taxes	956	665	999	1,111	1,481	691	505

EBITDA	$4,199	$3,399	$4,212	$4,829	$5,254	$2,472	$2,276

(2)	Certain of these amounts may not properly sum due to rounding.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”
Overview
          We are a leading specialty retailer and the largest direct marketer of equestrian products in the U.S. For over 20 years, Dover Saddlery has been a premier upscale marketing brand in the English-style riding industry. We sell our products through a multi-channel strategy, including catalogs, the Internet and retail stores. This multi-channel strategy has allowed us to use catalogs and our proprietary database of nearly two million names of equestrian enthusiasts, including nearly 300,000 email addresses and approximately 200,000 Dover customers, as a primary marketing tool to increase catalog sales and to drive additional business to our e-commerce websites and retail stores.
Historical Development
          Our business was started in 1975 by top-ranked English-style riding champions, Jim and David Powers. Our Wellesley, MA retail store opened in 1975 and our catalog operations began in 1982. In September 1998, Stephen Day, our current President and Chief Executive Officer and a veteran of the equestrian products direct marketing industry, and certain other investors acquired a controlling interest in Dover. In 2000, we launched our main website, www.doversaddlery.com. In 2002, we opened our second Dover Saddlery store in Hockessin, DE and we expanded into the Western-style market by acquiring the Smith Brothers catalog and website, www.smithbrothers.com. In 2003, we acquired rights to the Miller’s Harness brand for use in catalog and Internet sales to target entry-level and lower-cost equestrian products customers. We opened a Smith Brothers store in Denton, TX in 2004 and our third Dover Saddlery store in Plaistow, NH in 2005.
          We offer a comprehensive selection of more than 5,800 products required to own, train and compete with a horse, costing from $1 to over $4,000. Our products fall into the three main categories of saddles and tack, specialized apparel, and horse care and stable products. We have historically focused on the English-style riding market. Dover is known for providing the highest quality products for English-style riding, including premier brands such as Hermes, Ariat, Grand Prix, Mountain Horse, Passier, and Prestige. To broaden our product offerings, we began selling into the Western-style riding market in 2002 under the Smith Brothers name.
          We have carefully built a multi-channel platform for growth by developing an extensive consumer database of equestrian enthusiasts and Dover customers. We have positioned ourselves to capitalize on the synergies of combining catalog and Internet operations with a retail store channel. By marketing our products across integrated, multiple sales channels, we have strengthened our brand visibility and brand equity, expanded our customer database and increased revenues, profits and market share. While our catalog acts as the primary marketing vehicle to increase Internet and store traffic, each of our channels reinforces the other and generates additional customers. Because we sell equestrian products through multiple channels to the same customer base, we operate in one reportable business segment.

Revenues
          We market and sell the most comprehensive selection of products in the equestrian industry. We currently derive our revenues from product sales through three integrated distribution channels: catalog, Internet and our retail stores. Our direct sales consist of product sales generated from both catalog mailings and Internet marketing, and our retail store sales consist of products sold through our retail stores. We sell to the English-style riding market through our Dover Saddlery brand and to the Western-style riding market through our Smith Brothers brand.
          In 2004, approximately 88.9% of our revenues resulted from sales through our direct channel, and 11.1% resulted from sales at our three retail stores. For the six months ended June 30, 2005, our retail store sales increased to 13.9% of revenues which reflects the opening of our fourth retail store. All revenues are recorded net of product returns.
          Revenues from our product sales are seasonal. In addition, our revenues can be affected by the timing of our catalog mailings. In 2004, 28.4% of our revenues were generated in the fourth quarter.
Cost of Revenues
          The most significant components of our cost of revenues are product costs, purchasing, handling and transportation costs to obtain the products and ship them to our customers. We manage our integrated merchandising efforts by forming positive relationships with over 600 suppliers to ensure competitive costs and the most complete product offering for our customers. We have implemented procedures to promote labor efficiencies in the handling of our products. In addition, we work closely with transportation companies in negotiating competitive rate structures to manage our freight costs.
Gross Profit
          Our gross profit as a percentage of revenues varies according to the season of the year and the mix of products sold. Our gross profit may not be comparable to other specialty retailers, as some companies include all of the costs related to distribution in cost of revenues while others, like us, exclude all or a portion of the costs related to distribution from cost of revenues and include them in selling, general and administrative expenses.
Selling, General and Administrative Expenses
          Our selling, general and administrative expenses consist primarily of:

•	advertising, marketing and other brand-building costs, primarily associated with developing, printing and distributing our catalogs;

•	labor and related costs for order processing, and salaries and related costs for marketing, creative and executive personnel;

•	infrastructure costs and information system costs;

•	credit card processing fees; and

•	occupancy and other overhead costs.
As we focus on increasing our market penetration and continuing to build brand awareness, we anticipate that selling, general and administrative expenses will continue to increase in absolute dollars for the foreseeable future. Selling, general and administrative costs as a percentage of our revenues are not likely to decrease in the foreseeable future as we intend to continue to take advantage of our market-leading position in the equestrian industry by building on the Dover Saddlery and Smith Brothers brands. We also expect our general and administrative expenses will increase due to our preparations to become and to operate as a public company, including costs associated with compliance with Section 404 of the Sarbanes-Oxley Act, directors’ and officers’ liability insurance, increased professional services and investor relations.
Fiscal Periods
          Our fiscal year ends on December 31 and our fiscal quarters end on March 31, June 30, September 30 and December 31.
Results of Operations
          The following table sets forth our results of operations for the periods shown:

	Fiscal Year Ended			Six Months
	December 31,			Ended June 30,

	2002	2003	2004	2004	2005

	(dollars in thousands)(2)
Revenues, net — direct	$39,424	$47,328	$52,160	$25,560	$26,318
Revenues, net — retail stores	3,246	5,127	6,538	3,000	4,261

Revenues, net — total	42,670	52,455	58,698	28,560	30,580
Cost of revenues	26,631	32,712	36,857	18,245	19,495

Gross profit	16,038	19,744	21,841	10,315	11,085
Selling, general and administrative expenses	12,301	15,544	17,139	8,111	9,130

Operating income	3,738	4,199	4,702	2,204	1,955
Interest expense	1,489	1,825	1,324	628	801

Income before provision for income taxes	2,248	2,375	3,377	1,576	1,154
Provision for income taxes	999	1,111	1,481	691	505

Net income	$1,249	$1,264	$1,896	$885	$649

Other Operating Data:
Number of catalogs mailed (000’s)	3,587	5,809	5,355	3,195	3,839
Number of retail stores	2	2	3	3	4
Capital expenditures	$338	$209	$661	$380	$431
Gross profit margin	37.6%	37.6%	37.2%	36.1%	36.2%
EBITDA(1)	$4,212	$4,829	$5,254	$2,472	$2,276
EBITDA margin(1)	9.9%	9.2%	9.0%	8.7%	7.4%

(1)	When we use the term “EBITDA”, we are referring to net income minus interest income plus interest expense, income taxes and depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

(2)	Certain of these amounts may not properly sum due to rounding.

          The following table sets forth our results of operations as a percentage of revenues for the periods shown:

	Fiscal Year Ended			Six Months
	December 31,			Ended June 30,

	2002	2003	2004	2004	2005

Revenues, net — direct	92.4%	90.2%	88.9%	89.5%	86.1%
Revenues, net — retail stores	7.6%	9.8%	11.1%	10.5%	13.9%

Revenues, net — total	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	62.4%	62.4%	62.8%	63.9%	63.8%

Gross profit	37.6%	37.6%	37.2%	36.1%	36.2%
Selling, general and administrative expenses	28.8%	29.6%	29.2%	28.4%	29.9%

Operating income	8.8%	8.0%	8.0%	7.7%	6.4%
Interest expense	3.5%	3.5%	2.3%	2.2%	2.6%
Income before provision for income taxes	5.3%	4.5%	5.8%	5.5%	3.8%
Provision for income taxes	2.3%	2.1%	2.5%	2.4%	1.6%

Net income	2.9%	2.4%	3.2%	3.1%	2.1%

Comparison of Six Months Ended June 30, 2005 to Six Months Ended June 30, 2004
Revenues
          Our total revenues increased 7.1% to $30.6 million in the six months ended June 30, 2005, from $28.6 million in the six months ended June 30, 2004. Revenues increased approximately $1.3 million, or 42.0%, in our retail store channel and $0.8 million or 3.0%, in our direct sales channel. The increase in revenues from our retail store channel was driven primarily by the successful opening of our new Plaistow, NH store, which generated $1.2 million in revenues in the second quarter of 2005 after its grand opening on April 15, 2005. Our increase in direct sales was softened by a weak spring season consistent with the overall consumer confidence level for that period.

Gross Profit
          Gross profit increased 7.4% to $11.1 million in the six months ended June 30, 2005, from $10.3 million in the six months ended June 30, 2004. Gross profit as a percentage of revenues increased to 36.2% in the six months ended June 30, 2005, from 36.1% of revenues in the six months ended June 30, 2004. This increase in gross profit was due to increased revenues, primarily in our retail store channel. This increase, as a percentage of revenues, was due to realized benefits from our merchandising strategies.

Selling, General and Administrative
          Selling, general and administrative expenses increased 12.6% to $9.1 million (29.9% of revenues) in the six months ended June 30, 2005, from $8.1 million (28.4% of revenues) in the six months ended June 30, 2004. The increase in selling, general and administrative expenses was primarily due to increased advertising and catalog expenses of $0.3 million, labor expenses of $0.3 million and occupancy costs of $0.2 million in support of both our direct sales channel and our new retail store.

Interest Expense
          Interest expense, including amortization of deferred financing costs attributed to our subordinated debt and revolving credit facility, amounted to $0.8 million in the six months ended

June 30, 2005 compared to approximately $0.6 million in the six months ended June 30, 2004. The increase was primarily due to higher borrowing levels and higher average rates of interest on our revolving credit facility during the six months ended June 30, 2005.

Income Tax Provision
          The provision for income taxes was $0.5 million for the six months ended June 30, 2005, reflecting an effective tax rate of 43.7%, as compared to $0.7 million in 2004, reflecting an effective tax rate of 43.8%.

Net Income
          Net Income of $0.6 million decreased by $0.2 million for the six months ended June 30, 2005 due primarily to new retail store pre-opening expenses, as well as softness in our direct sales and increased interest expense.

Comparison of Years Ended December 31, 2004 and 2003

Revenues
          Our total revenues increased 11.9% to $58.7 million in 2004, from $52.5 million in 2003, a total increase of $6.2 million. Revenues in our direct sales channel increased $4.8 million, or 10.2%, and revenues in our retail store channel increased $1.4 million, or 27.5%. The increase in revenues from our direct sales channel was attributed to higher unit volumes through both catalog and the Internet from both the Dover Saddlery and the Smith Brothers brands. The higher volumes are attributed to more efficient and targeted mailings. The increase in revenues from our retail store channel was due primarily to the successful opening of our Smith Brothers store in Denton, TX in April 2004 which contributed approximately $0.7 million during 2004, as well as sales growth of $0.5 million from the Hockessin, DE store.

Gross Profit
          Gross profit increased 10.6% to $21.8 million in 2004, from $19.7 million in 2003. Gross profit as a percentage of revenues slightly decreased to 37.2% in 2004, from 37.6% of revenues in 2003. The increase of $2.1 million in gross profit was due primarily to increased revenues in both the direct sales and retail store channels. The reduction in gross profit as a percentage of revenues was due primarily to a slight variation in overall product mix.

Selling, General and Administrative
          Selling, general and administrative expenses increased to $17.1 million (29.2% of revenues) in 2004 from $15.5 million (29.6% of revenues) in 2003. The $1.6 million increase includes advertising and catalog spending of approximately $0.7 million to support the growth of both our direct sales and retail store channels. Labor and related costs increased approximately $0.5 million to support the new Smith Brothers store, increased direct channel sales and administrative support functions. Occupancy costs increased approximately $0.2 million due to the 32,000 square foot expansion of our central warehouse, as well as the new Plaistow, NH store.

Interest Expense
          Interest expense of $1.3 million in 2004, including amortization of deferred financing costs attributed to our subordinated debt and revolving credit facility, was approximately $0.5 million less than 2003 interest expense of $1.8 million, due primarily to a reduction in the interest expense attributable to our subordinated debt, which we refinanced in December 2003.

Income Tax Provision
          The provision for income taxes was $1.5 million in 2004, reflecting an effective tax rate of 43.9%, as compared to $1.1 million in 2003, reflecting an effective tax rate of 46.8%.

Net Income
          Net income for the year 2004 increased 50% to $1.9 million, due primarily to our combined 11.9% revenue growth across both sales channels during the year.

Comparison of Years Ended December 31, 2003 and 2002

Revenues
          Our total revenues increased 22.9%, to $52.5 million in 2003, from $42.7 million in 2002, a total increase of $9.8 million. Revenues from the direct sales channel increased $7.9 million, or 20.0%, and was attributable to the first full year of the Smith Brothers catalog acquired in 2002 (an increase of $2.9 million, or 80.0%), the launch of our Miller’s Harness sales flier targeted to entry-level equestrians (which generated revenues of $2.3 million), as well as continued growth in the core Dover Saddlery brand of $2.7 million. The Dover Saddlery increase was attributed to enhanced product mix and new targeted catalog mailings. Revenues from our retail stores increased approximately $1.9 million, or 57.9%, due primarily to the first full year of operation for the Hockessin, DE store, which opened in October 2002.

Gross Profit
          Gross profit increased 23.1% to $19.7 million in 2003, from a gross profit of $16.0 million in 2002. The increase in gross profit of $3.7 million is attributable to the substantial increases in revenues of 22.9% in 2003. Gross profit as a percentage of revenues was unchanged, at 37.6% of revenues in both 2003 and 2002.

Selling, General and Administrative
          Selling, general and administrative expenses increased 26.4% to $15.5 million (29.5% of revenues) in 2003 from $12.3 million (28.8% of revenues) in 2002. During 2003, we increased catalog mailings by $0.7 million in order to rapidly gain market share in our new Western-style riding market, as well as $0.6 million for the development and launch of our newly acquired Miller’s Harness brand. We also expanded our call center and fulfillment capacity which increased costs by approximately $0.2 million as revenues increased. In addition, the first full year of our new Hockessin, DE store increased both occupancy ($0.1 million) and labor costs ($0.2 million).

Interest Expense
          Interest expense, including amortization of deferred financing costs attributed to our subordinated debt and revolving credit facility, increased in 2003, to $1.8 million, from $1.5 million in 2002. The increase was attributable to higher borrowing levels required by the first full year of operations of Smith Brothers and the Miller’s Harness sales flier and increased working capital needs as well as higher than average rates of interest on our revolving credit facility during 2003.

Income Tax Provision
          Income taxes were $1.1 million in 2003, reflecting an effective tax rate of 46.8%, as compared to $1.0 million in 2002, reflecting an effective tax rate of 44.5%.

Net Income
          Net income for the year 2003 was $1.3 million, compared with $1.2 million in the previous year, where increased revenue and profitability was offset by the increased operating and interest costs of our newly acquired Western-style equestrian products catalog.
Quarterly Results of Operations
          Since 2001, our quarterly product sales have ranged from a low of approximately 20% to a high of approximately 32% of any calendar year’s results. The beginning of the spring outdoor riding season in the northern half of the country has typically generated a slightly stronger second quarter of the year, and the holiday buying season has generated additional demand for our normal equestrian product lines in the fourth quarter of the year. Revenues for the first and third quarters of the calendar year have tended to be somewhat lower than the second and fourth quarters. We anticipate that our revenues will continue to vary somewhat by season.
          The timing of our new retail store openings has had and is expected to continue to have a significant impact on our quarterly results. We will incur one-time expenses related to the opening of each new store. As we open new stores (i) revenues may spike and then settle and (ii) pre-opening expenses, including such expenses as occupancy and management overhead, are incurred, which may not be offset by correlating revenues during the same financial reporting period. As a result of these factors, new retail store openings may result in temporary declines in operating profit, both in dollars and as a percentage of sales.
          The following tables presenting our unaudited quarterly results of operations should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. You should also keep in mind, as you read the following tables, that our operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

          The following table presents our unaudited quarterly results of operations for the ten fiscal quarters ended June 30, 2005. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair statement of our financial position and operating results for the quarters presented.

	Fiscal Quarter Ended

	March 31,	June 30,	Sept 30,	Dec 31,	March 31,	June 30,	Sept 30,	Dec 31,	March 31,	June 30,
	2003	2003	2003	2003	2004	2004	2004	2004	2005	2005

	(dollars in thousands)
Revenues, net — direct	$9,746	$12,222	$10,799	$14,561	$12,685	$12,875	$11,772	$14,828	$12,875	$13,443
Revenues, net — retail stores	915	1,306	1,449	1,457	1,263	1,737	1,707	1,831	1,370	2,891

Revenues, net — total	10,661	13,528	12,248	16,018	13,948	14,612	13,479	16,659	14,245	16,334
Cost of revenues	6,741	8,544	7,663	9,764	8,924	9,321	8,560	10,053	9,172	10,323

Gross profit	3,920	4,984	4,585	6,254	5,024	5,291	4,919	6,606	5,073	6,011
Selling, general and administrative expenses	3,282	3,934	3,622	4,706	3,986	4,125	4,143	4,885	4,455	4,675

Operating income	638	1,050	963	1,548	1,038	1,166	776	1,721	618	1,336
Interest expense	433	448	454	489	303	325	344	352	392	409

Income before provision for income taxes	205	602	509	1,059	735	841	432	1,369	226	927
Provision for income taxes	96	281	238	496	322	369	188	602	99	405

Net income	$109	$321	$271	$563	$413	$472	$244	$767	$127	$522

Other Operating Data:
Number of catalogs mailed (000’s)	1,797	1,690	1,082	1,240	1,815	1,379	1,149	1,012	2,177	1,661
Number of retail stores	2	2	2	2	2	3	3	3	3	4
Gross profit margin	36.8%	36.8%	37.4%	39.0%	36.0%	36.2%	36.5%	39.7%	35.6%	36.8%
EBITDA(1)	$764	$1,212	$1,110	$1,743	$1,172	$1,300	$910	$1,872	$780	$1,496
EBITDA margin(1)	7.2%	9.0%	9.1%	10.9%	8.4%	8.9%	6.8%	11.2%	5.5%	9.2%

(1)	When we use the term “EBITDA”, we are referring to net income minus interest income plus interest expense, income taxes and depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

          The following table sets forth our results of operations as a percentage of revenues for the periods shown:

	Fiscal Quarter Ended

	March 31,	June 30,	Sept 30,	Dec 31,	March 31,	June 30,	Sept 30,	Dec 31,	March 31,	June 30,
	2003	2003	2003	2003	2004	2004	2004	2004	2005	2005

Revenues, net — direct	91.4%	90.3%	88.2%	90.9%	90.9%	88.1%	87.3%	89.0%	90.4%	82.3%
Revenues, net — retail stores	8.6%	9.7%	11.8%	9.1%	9.1%	11.9%	12.7%	11.0%	9.6%	17.7%

Revenues, net — total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	63.2%	63.2%	62.6%	61.0%	64.0%	63.8%	63.5%	60.3%	64.4%	63.2%

Gross profit	36.8%	36.8%	37.4%	39.0%	36.0%	36.2%	36.5%	39.7%	35.6%	36.8%
Selling, general and administrative expenses	30.7%	29.1%	29.6%	29.4%	28.6%	28.2%	30.7%	29.3%	31.3%	28.6%

Operating income	6.0%	7.8%	7.9%	9.7%	7.4%	8.0%	5.8%	10.3%	4.3%	8.2%
Interest expense	4.1%	3.3%	3.7%	3.1%	2.2%	2.2%	2.6%	2.1%	2.8%	2.5%

Income before provision for income taxes	2.0%	4.5%	4.2%	6.6%	5.3%	5.8%	3.2%	8.2%	1.6%	5.7%
Provision for income taxes	1.0%	2.1%	1.9%	3.1%	2.3%	2.5%	1.4%	3.6%	0.7%	2.5%

Net income	1.1%	2.4%	2.2%	3.5%	3.0%	3.2%	1.8%	4.6%	0.9%	3.2%

Liquidity and Capital Resources
          Our primary sources of liquidity are cash flows generated from our operations, availability under our revolving credit facility and available cash and cash equivalents. We intend to use these sources of liquidity to fund our working capital requirements, capital expenditure requirements and third-party debt service requirements. We may in the future need to obtain additional financing from banks, or through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements.
Operating Activities
          The cash used by our operating activities in the first six months of 2005 was primarily inventory of $1.0 million, mostly for the new Plaistow, NH store, as well as seasonal increases in prepaid catalogs of $1.2 million. In the first six months of 2004, cash used by our operating activities was $1.8 million, including inventory of $0.5 million (primarily from a new retail store), seasonal prepaid catalog production of $0.7 million and payables and accrued expenses totaling $1.1 million.
          In 2004, cash provided by our operating activities was primarily due to net income of $1.9 million and non-cash expenses of $0.9 million, which were partially offset by an increase in inventory of $0.9 million, and a decrease in accounts payable of $0.2 million. The increase in inventory was due to the opening of a new retail store, in addition to our normal revenues-related increases. In 2003, the cash provided by our operating activities was primarily due to net income of $1.3 million, and non-cash expenses of $1.1 million, which were partially offset by an increase in inventory of $1.4 million and a decrease in accounts payable of $0.5 million. The increase in inventory was due to the substantial increase in Western-style riding inventory in support of the first full year of operations for the new Smith Brothers catalog, in addition to our normal revenues-related increases. In 2002, the cash provided by our operating activities was primarily generated by net income of $1.3 million and an increase in accounts payable of $1.5 million which were partially offset by an increase in inventory of $1.7 million, due to the new inventory required for the support of the new Smith Brothers catalog, and the opening of the Hockessin, DE retail store.
Investing Activities
          Cash used in our investing activities was $0.5 million in the first half of 2005, $0.4 million in the first half of 2004, $0.8 million in the full year of 2004, $0.6 million in 2003 and $0.8 million in 2002. Investment activities throughout the period represent the purchase of capital equipment in support of our growth, including leasehold improvements, computer equipment, internal use software, furniture and fixtures and the purchase of other assets.
Financing Activities
          Net cash provided by our normal seasonal financing activities in the six month periods ending June 30, 2005 and June 30, 2004 consisted of $2.4 million and $2.2 million, respectively, in borrowings under our revolving credit facility. In 2004, net cash used in our financing activities consisted primarily of $0.9 million for repayment of borrowings under our revolving credit facility and $0.2 million in capital lease payments. In 2003, net cash used in our financing activities consisted primarily of net payments of $0.3 million related to the refinancing of our senior subordinated debt and revolving credit facility. In 2002, net cash used in our financing activities in 2002 consisted primarily of $0.3 million for repayment of borrowings under our revolving credit facility.

Revolving Credit Facility
          In September 2005, we renewed and increased our revolving credit facility with Bank of America, N.A., under which we can borrow up to $16.0 million, including $2.0 million for letters of credit. Interest accrues at a variable rate based on both prime and published LIBOR rates. The credit facility expires on September 16, 2008 at which time all advances will be immediately due and payable. As of June 30, 2005, the revolving credit facility borrowing limit was $14.0 million and the amount outstanding under the credit facility was $10.3 million at a blended rate of 6.1% and the unused amount available was $3.7 million. On September 16, 2005, we drew on our credit facility for $2.0 million to finance a portion of a $6.0 million purchase price of 603,889 shares of our common stock. We maintain a derivative financial instrument to hedge the risk of interest rate fluctuations on a portion of our outstanding bank debt. Borrowings are secured by substantially all of our assets. Under the terms of our credit facility, we are subject to certain covenants including, among others, maximum funded debt ratios and capital expenditures, and minimum operating cash flows and profitability. At October 5, 2005, we were in compliance with all covenants under the credit facility. To the extent we are unable to satisfy those covenants in the future, we will need to obtain waivers to avoid being in default of the terms of this credit facility. If a default occurs, the bank may require that we repay all amounts then outstanding. Any amounts which we may be required to repay prior to a scheduled repayment date, however, would reduce funds that we could otherwise allocate to other opportunities that we consider desirable.
Senior Subordinated Note and Warrant
          On September 16, 2005, we and each of our subsidiaries closed an Amended and Restated Senior Subordinated Note and Warrant Purchase Agreement with Patriot Capital Funding, Inc., which provided for our issuance of a senior subordinated note payable, which is due in full on September 16, 2009 for aggregate proceeds of $8.05 million. Of such proceeds, $3.5 million was used to pay off a previously existing subordinated note payable and $4.0 million was used to pay a portion of a $6.0 million purchase price of 603,889 shares of our common stock. The note is a general senior subordinated obligation, is subordinated in right of payment to our existing and future senior debt, ranks equal in right of payment with any of our future senior subordinated debt and is senior in right of payment to any of our future subordinated debt. Interest at an annual rate of 11.50% is payable monthly on the fifth business day of the month. Prepayment on the principal amount due under the note may voluntarily be made at any time in multiples of $100,000, plus accrued and unpaid interest and a prepayment fee equal to the principal amount prepaid multiplied by 3.0% if prepayment is made prior to September 16, 2006, by 4.0% if prepayment is made prior to September 16, 2007, 5.0% if prepayment is made prior to September 16, 2008 and 6.0% if prepayment is made prior to September 16, 2009. Mandatory prepayment is required upon a change in control. We intend to prepay all or a portion of the debt due under the note with the proceeds of this offering. Simultaneously with the issuance of this note, we issued a warrant to Patriot Capital Funding, Inc. exercisable at any time after March 31, 2006 for up to 23,503 shares of our common stock at an exercise price of $0.01 per share.

Treasury Stock Transaction
          On September 16, 2005, the holder of all 1,015,000 shares of our outstanding preferred stock converted all of its shares of preferred stock into 1,015,000 shares of our common stock. We repurchased 603,889 of such shares of common stock for a purchase price of $6.0 million. We funded $4.0 million of the $6.0 million purchase price by increasing our existing interest-bearing note payable to a third party to $8.05 million and drew on our amended credit facility for the remaining $2.0 million. We intend to use a portion of the proceeds of this offering to repay a portion of the $8.05 million note.

Working Capital and Capital Expenditure Needs
          We believe our existing cash, cash equivalents, expected cash to be provided by our operating activities, funds available through our revolving credit facility and the net proceeds from this offering will be sufficient to meet our currently planned working capital and capital expenditure needs over at least the next 24 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our marketing and sales activities, the expansion of our retail stores, the acquisition of new capabilities or technologies and the continuing market acceptance of our products. To the extent that existing cash, cash equivalents, cash from operations and cash from short-term borrowings are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.
Contractual Obligations
          We generally do not enter into binding purchase commitments. Our principal commitments consist of obligations under our credit facility and leases for our headquarters and distribution facility, as well as our retail stores and miscellaneous office space. The following table describes our commitments to settle contractual obligations in cash as of June 30, 2005, unless otherwise noted:

	Payments Due by Period

	2005	2006	2007	2008	2009	Total

	(in thousands)
Short-term bank borrowings	$1,023	$—	$—	$—	$—	$1,023
Capital leases(1)	175	151	97	64	21	508
Operating leases(1)	1,020	581	201	160	120	2,082
Revolving credit facility	—	10,300	—	—	—	10,300
Senior subordinated notes	—	—	3,769	—	—	3,769

Total	$2,218	$11,032	$4,067	$224	$141	$17,682

(1)	Based on December 31, 2004 commitments.

          As of June 30, 2005, our total contractual obligations had increased by $2.6 million from December 31, 2004 as a result of advances on the revolving credit facility.
Off-Balance Sheet Arrangements
          As of June 30, 2005, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of the Securities and Exchange Commission’s Regulation S-K.
Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk
          Nearly all of our revenues are derived from transactions denominated in U.S. dollars. We purchase products in the normal course of business from foreign manufacturers. As such, we have exposure to adverse changes in exchange rates associated with those product purchases, but this exposure has not been significant.

Impact of Inflation
          We believe the effects of inflation, if any, on our results of operations and financial condition have not been material in recent years.

Interest Rate Sensitivity
          We had cash and cash equivalents totaling $0.1 million at June 30, 2005. The unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Some of the securities in which we invest, however, may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investments to fluctuate. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, debt securities and certificates of deposit. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. As of June 30, 2005, all of our investments were held in money market accounts.
          Our exposure to market risk also relates to the increase or decrease in the amount of interest expense we must pay on our outstanding debt instruments, primarily certain borrowings under our revolving credit facility. The advances under this revolving credit facility bear a variable rate of interest determined as a function of the prime rate and the published LIBOR rate at the time of the borrowing. We maintain a derivative financial instrument to hedge the risk of interest rate fluctuations on a portion of our outstanding bank debt. If interest rates were to increase by one percent, the additional interest expense as of June 30, 2005 would be approximately $100,000 annually prior to any potential benefit from our interest rate protection. At June 30, 2005, there was $10.3 million outstanding under our revolving credit facility.
Critical Accounting Policies and Estimates
          Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.
          We believe that of our significant accounting policies, which are described in the notes to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, we believe that the following accounting policies are the most critical to fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition
          Revenues from product sales are recognized at the time of shipment to catalog and Internet customers and at the point of sale to retail store customers. At the time of recognition, we provide a reserve for projected product returns based on prior return experience. Merchandise return rates have historically been consistent, with period-end reserves of $561,000, $663,000, $616,000 and $580,000 for the years ended December 31, 2002, 2003 and 2004, and the six months ended June 30, 2005, respectively.
          Shipping and handling fees charged to the customer are recognized at the time the products are shipped to the customer and are included in net revenues. Shipping costs are included in cost of goods sold.

Inventory Valuation
          Inventory consists of finished goods in our warehouse and retail stores. Our inventory is stated at the lower of cost, with cost determined by the first-in, first-out (FIFO) method, or net realizable market value. We continuously monitor the costs allocated to ensure adequate valuation of the related products. Our reserve for inventory obsolescence was $64,000, $64,000 and $70,000 for the years ended December 31, 2002, 2003 and 2004, respectively. The related reserve at the six month period ended June 30, 2005 was $70,000.

Advertising Costs and Catalog Expenses
          The costs of direct-response advertising materials, primarily catalog production and distribution costs, are deferred in accordance with Statement of Position (SOP) 93-7, Reporting on Advertising Costs. These costs are recognized over the period of expected future revenues, which is less than one year. Advertising costs not related to our direct response catalogs and marketing activities are expensed as incurred.
Income Taxes
          We account for income taxes under the liability method wherein the deferred tax assets and liabilities are based on the difference between the financial statements and tax bases of assets and liabilities, multiplied by the expected tax rate in the year the differences are expected to reverse. Deferred tax expense results from the change in the net deferred tax asset or liability between periods.
Stock Based Compensation
          We account for employee stock-based compensation under APB Opinion No. 25, Accounting for Stock Issued to Employees, and elect the disclosure-only alternative under Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, and the enhanced disclosures as required by SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure. We have one stock-based employee compensation plan, which is more fully described in Note 6.
          Under the intrinsic-value method, compensation expense is measured on the date of grant as the difference between the deemed fair value of our common stock and the option exercise price multiplied by the number of options granted. Generally, we grant stock options with exercise prices equal to the estimated fair value of our common stock, however, to the extent the deemed fair value of the common stock exceeds the exercise price of stock options granted to employees on the date of grant, we record deferred stock-based compensation and amortize the expense over the vesting schedule of the options, generally four years. The fair value of our common stock is determined by our Board of Directors. In the absence of a public trading market for our common stock, our Board considers objective and subjective factors in determining the fair value of the common stock and related options. Consistent with the guidance provided by the AICPA’s Technical Practice Aid on The Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the TPA), such considerations included, but were not limited to, the following factors:
          • Historical and expected future earnings performance
          • The liquidation preferences and dividend rights of our preferred stock
          • Milestones achieved by the Company
          • Marketplace and major competition
          • Market barriers to entry
          • Our workforce and related skills
          • Our customer and vendor characteristics
          • Strategic relationships with our suppliers
          • Risk factors and uncertainties facing us
          In order to provide further support for the fair value determination made by the Board at the time of grant, we hired an independent valuation firm to conduct a retrospective valuation as of December 31, 2004. The valuation firm has experience in appraisal services, fairness opinions and advice in mergers and acquisitions. This important additional valuation process provides increased support based on the Hierarchy of Valuation Alternatives, as outlined in the TPA.
          We provided the valuation firm with all requested information relating to our business, competition, prospects and future outlook and additional information deemed relevant for the purpose of generating a valuation analysis, including liquidation preferences and dividend rights of our preferred stock. Under the guidelines of the TPA, the valuation specialist considered all of the market, income and asset based approaches. It was determined that the asset based approach was not appropriate given our business and capital structure. The specialist applied a probability-weighted expected return method to value our common stock. The resulting valuation of our common stock was $2.55 per share, as of December 31, 2004.
          The enterprise value of our company increased moderately from 1998 to 2004 based upon reasonable growth and profitability. This included the opening of two small retail stores complimenting our internet and catalog sales channels. However, it was not until the Plaistow, NH retail store opened in April 2005 and the successful results confirmed our retail expansion strategy, that our enterprise value increased substantially. This critical milestone enhanced our enterprise value and was essential in our ability to obtain outside financing to pursue our retail expansion strategy. We solicited financing offers from private equity firms and formally engaged WR Hambrecht + Co in July 2005. The valuation discussions with each of these firms were entirely driven by the retail expansion strategy as confirmed by the success of the Plaistow, NH store.
          No stock-based compensation expense was recorded for the periods presented as the exercise price of our stock options was equal to or in excess of the estimated fair value of our common stock on the date of grant.
Impairment of Long-lived Assets
          We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to discounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. We do not believe that any of our long-lived assets were impaired as of December 31, 2003 and 2004 and June 30, 2005.
          We account for goodwill in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, which requires that goodwill be reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying amount of a reporting unit exceeds its estimated fair value, goodwill is evaluated for potential impairment. Management has determined, based on the guidance of SFAS No. 142, there is one reporting unit, the Company as a whole. We performed our annual test of impairment of goodwill as of December 31, 2004. Based on the results of the first step of the goodwill impairment test, we have determined that no impairment had occurred, as the fair value of the reporting unit exceeded the respective carrying value. Therefore, the second step of the goodwill impairment test was not necessary.
Recent Accounting Pronouncements
          In December 2004, the FASB issued SFAS No. 123R, which requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statement of operations. The accounting provisions of SFAS No. 123R are effective for fiscal years beginning after June 15, 2005. We will be required to adopt SFAS No. 123R for our fiscal quarter beginning January 1, 2006. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. We have not yet determined whether the adoption of SFAS No. 123R will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123. We are evaluating the requirements under SFAS No. 123R and expect the adoption could have a significant adverse impact on our future consolidated operating results.

BUSINESS
Overview
          We are a leading specialty retailer and the largest direct marketer of equestrian products in the U.S. For over 20 years, Dover Saddlery has been a premier upscale brand in the English riding industry. We sell our products through a multi-channel strategy, including catalogs, the Internet and retail stores. This multi-channel strategy has allowed us to use catalogs and our proprietary database of nearly two million names of equestrian enthusiasts, including nearly 300,000 email addresses and approximately 200,000 Dover customers, as a primary marketing tool to increase catalog sales and to drive additional business to our e-commerce websites and retail stores.
          We offer a comprehensive selection of more than 5,800 products required to own, train and compete with a horse, costing from $1 to over $4,000. Our products fall into the following three main categories:

•	saddles and tack;

•	specialized apparel; and

•	horse care and stable products.
          We have historically focused on the English-style riding market. Dover is known for providing the highest quality products for English riding, including premier brands such as Hermes, Ariat, Grand Prix, Mountain Horse, Passier and Prestige. In addition, we have developed direct sources for private label and non-branded products which accounted for approximately 21% of our 2004 revenues. We offer what we believe is the largest selection of exclusive and semi-exclusive equestrian products in the industry. To further broaden our offerings, we began selling into the Western-style riding market in 2002 under the Smith Brothers name.
          Our management team is highly experienced in both the direct marketing and retail channels with an average of more than 20 years of equestrian experience. Since Stephen Day acquired an ownership interest in Dover and joined as our President and Chief Executive Officer, he and the rest of the management team have grown revenues from $15.6 million to $58.7 million and operating income from $1.4 million to $4.7 million, representing compound annual growth rates of 27.7% and 25.4%, respectively, from 1998 through 2004. Prior to joining Dover, Mr. Day was responsible for building the only other national English-style equestrian products direct marketing and retail company, State Line Tack.
          We have positioned ourselves to capitalize on the synergies of combining catalog and Internet operations with a retail store channel. By marketing our products across integrated, multiple shopping channels, we have strengthened our brand visibility and brand equity, expanded our customer database and increased revenues, profits and market share. While our catalog has been our primary marketing vehicle to increase Internet and store traffic, each of our channels has reinforced the other and generates additional customers.
          Our experience based on the stores we have opened to date has shown two key factors: (i) customers who purchased products across all three channels (catalog, Internet and retail stores) have, on average, historically bought nearly three times more than customers who purchased only from a single channel and (ii) direct sales to customers within a 30 mile radius of a new store have, within two years of that store opening, exceeded direct sales levels prior to the new store opening. In the 12 month period ended July 10, 2005, our average customer purchases by individuals using only one channel was approximately $301, whereas the average customer purchases by individuals using all three channels was approximately $882. This is also reflected in the overall growth in revenue when we have opened a new store in areas where we have a strong customer base. When we opened our Hockessin, DE store in 2002, direct sales to customers within a 30 miles radius of the store declined by 4.0% from $496,441 to $476,517 in the first year of the store’s operation, but fully recovered and grew by 8.8% to $539,981 by the end of the second year of the store’s operation. At the same time, total retail sales for that store grew from $2.0 million for the first year to $2.6 million for the second year or 28.2%. Therefore, opening the Hockessin, DE store led to sales growth in that operating area from $496,441 to $3,107,617 in the first two years, or approximately 150% compounded annual growth.
          Through our subsidiaries, we currently operate three retail stores under the Dover Saddlery name and one retail store under the Smith Brothers name. We have identified additional locations throughout the U.S. which we believe are attractive for our planned retail store expansion and can allow us to capitalize on the highly fragmented nature of the retail equestrian products market and to take advantage of our strong brand name recognition. These additional locations have been identified using our proprietary mathematical store-optimization model which selects the locations nationwide with the strongest potential and optimizes distances between stores to enhance revenue potential. Our initial targets are based on an optimization model of 50 locations, each utilizing one of three different store formats, depending on the location and revenue potential of the area. We believe that our proprietary mathematical store-optimization model, assists us in locating retail sites and gives us a competitive advantage in finding optimal new store locations.
          Based on our experience to date with opening new retail stores in areas where we have a high level of existing direct customers, as well as the experience of other multi-channel retailers, we believe that expanding the number of retail store locations and focusing on our multi-channel business strategy are key to our continued success.
          Our mission is to grow our business by providing the most comprehensive offering of the highest quality, broadest range and most technically advanced equestrian tack, specialized apparel, horse care and stable products to serious equestrians, with a profitable and efficient operating model.
Our History
          Dover was founded in 1975 by Jim and David Powers who were top ranked English riding champions on the U.S. Equestrian team. Jim Powers was also a member of the 1972 U.S. Olympic equestrian team. The brothers aimed to bring their unique understanding of higher level equestrian competitive needs to better serve the industry’s customers. As a result of their focus on quality and premium positioning, Dover Saddlery has been a premier upscale brand in the English riding industry for over 20 years. The Powers opened our Wellesley, MA retail store in 1975 and began catalog operations in 1982.
          By 1998, our revenues had grown to approximately $15.6 million. In September 1998, Stephen Day, our current President and Chief Executive Officer and a veteran of the equestrian products direct marketing industry, and certain other new investors took a controlling interest in Dover. We launched our main website, www.doversaddlery.com, in 2000. In 2001, we moved our headquarters to Littleton, MA, and into a 68,000 square foot warehouse and office facility. Our second retail location under the Dover Saddlery name was opened in Hockessin, DE in 2002.
          Our management team has identified the large Western-style equestrian market as a growth opportunity and, in 2002, we acquired the Smith Brothers catalog and website, www.smithbrothers.com. In 2003, we also acquired rights in the Miller’s Harness brand for use in catalog and Internet sales to target entry-level and lower-cost equestrian products customers. In 2004, we opened a Smith Brothers store in Denton, TX.
          In April 2004, we expanded our Littleton, MA warehouse and office facility to 100,000 square feet and, in April 2005, we opened our third Dover Saddlery store in Plaistow, NH.

Competitive Strengths
          We believe that we are uniquely positioned in the equestrian tack, specialized apparel and horse care and stable products industry to grow through our multi-channel strategy. We believe that we have numerous competitive strengths, including:
          Experienced Management with a Track Record of Growth and Profitability: We were founded in 1975 and have a 30 year operating history. Stephen Day joined Dover after successfully building and growing another equestrian products catalog and retailer, State Line Tack. Our management team has extensive experience in direct marketing and retail as well as an average of more than 20 years of equestrian experience. Since Stephen Day became President and Chief Executive Officer in 1998, we have been profitable and have grown annual revenues from $15.6 million to $58.7 million and annual operating income from $1.4 million to $4.7 million, representing compound annual rates of 27.7% and 25.4%, respectively through 2004.
          Established Brand in English-Style Riding Equipment and Apparel: We are known for offering the highest quality products, the most comprehensive selection and excellent customer service. Since our founding over 30 years ago by Jim and David Powers, we have built a reputation with a large and growing following in the equestrian products marketplace. Dover Saddlery is one of only two large nationally recognized retail brands in the English-style equestrian products industry and we believe our Dover Saddlery brand is a significant asset as we continue our retail store expansion and multi-channel growth strategy.
          Leading English-Style Equestrian Products Direct Marketer: With $52.2 million in 2004 revenues from our direct sales channel, we believe we hold the largest market share among equestrian products catalogers for equestrian tack, specialized apparel and horse care and stable products. The Dover Saddlery catalog is known by many customers as a leading source for English-style equestrian products and the Smith Brothers catalog is becoming a strong force in the Western-style riding market. As the largest direct marketer in the U.S. in the equestrian products industry, our leading position sets us apart from other retailers.
          Large, Detailed Customer Database: We believe that our proprietary database is one of the largest and most detailed in the industry. The database contains names of nearly two million equestrian enthusiasts, including nearly 300,000 email addresses, approximately 200,000 customers who have purchased from us within the last 12 months, including detailed purchasing history and demographic information of such customers, and the names and addresses of individuals who have requested our catalogs. This is a key competitive advantage and business planning tool. It is also a barrier to entry since it could take years and could be very costly to duplicate.
          Successful Multi-Channel Strategy: Our multi-channel strategy of using catalog, Internet and retail store sales channels has enabled us to capture customer data, achieve operational synergies, provide a seamless and convenient shopping experience for our customers, cross-market our products and reinforce our brand across channels. Through our sophisticated customer database, we have observed in the two Dover stores that were open during 2004 that multi-channel customers have bought, on average, nearly three times more product per year than single-channel customers. Our success in our Hockessin, DE store where the overall revenue from the surrounding area after opening the store increased from $496,441 in direct sales prior to opening to $539,981 in direct sales and $2.6 million in retail store revenues by the second year after opening the store, and our initial results from our recently opened Plaistow, NH store support our belief that an expanded retail presence is an attractive growth opportunity for us.
          Excellent Customer Service: Our Company-wide focus on exceptional customer service is integral to our success. We promote a culture of prompt, knowledgeable and courteous service and strive for a consistent customer experience across all channels of purchase. Over 90% of our customer service and sales representatives are horse enthusiasts. Additionally, our representatives receive ongoing product training weekly or bi-weekly from either merchandise suppliers or internal product specialists. We also have a policy of offering customers a 100% satisfaction guarantee. We believe that our well-trained knowledgeable staff and our historical ability to fill approximately 95% of the items ordered within an average of 1.7 business days from our in-stock inventory are some of the reasons why we have had historically low return rates and high repeat customer rates. In a recent customer survey, we received a 9 out of 10 average rating for product quality and service.
          Attractive Customer Demographics: Dover Saddlery customers are primarily affluent females with a passion for the English-style riding sport. We believe them to be discerning, luxury oriented customers who often choose to buy from us because of the high quality offering and prestige of owning the premier brands. Based on demographic data available to us, we believe that more than two-thirds of households that own horses have incomes above the national median household income of $43,318. Our customer base has been very loyal as demonstrated by high repurchase rates — approximately 86% of our 2004 Dover Saddlery direct sales came from customers who purchased from us in the past.
          Significant Barriers to Entry: We enjoy significant barriers to entry including substantial costs of developing a useful customer database, efficient merchandising and fulfillment infrastructure, breadth of product offering and in-stock inventory levels, as well as the costs and time involved in building customer trust and brand recognition. The investments we have made in our brand, our customer and proprietary mathematical store-optimization model and inventory replenishment set us apart from others in the industry.
          Highly Fragmented Equestrian Products Market: The current marketplace for equestrian products is highly fragmented and mostly consists of small, one-location tack shops. There are approximately 10,000 different retailers in the U.S. selling equestrian products. Although there are a number of places to find equestrian products, there are no large companies focused on the English-style equestrian products market with any significant number of retail store locations with the exception of State Line Tack. We bring a level of merchandising, marketing, on-hand inventory and operational discipline that is unique in the industry.
          Broad and Distinctive Selection of High Quality, Need-based Products at Competitive Prices with Rapid Order Fulfillment Capability: We have feature-rich, need-based, functional offerings encompassing virtually every product necessary to own, train and compete with a horse. We differentiate ourselves from our competition by our vast breadth and depth of inventory, with more than 5,800 items comprising approximately 28,000 different SKUs. We offer products ranging from entry-level price points to the premium high-end. We carry premium brands, private label brands and non-branded products to meet the broad range of customer expectations and needs. Because a percentage of our products are characterized as “need-based” for the continued care of a horse, we believe that this contributes to a high degree of predictable buying patterns by our customers. In addition to this, approximately 85% of our products are non-obsolescent items. Close-outs at less than 20% gross margin represent approximately 1% of sales. This allows us to maintain our high levels of inventory with minimal impact on our profitability.
          Our large inventory has allowed us to ship approximately 95% of the items ordered within an average of 1.7 business days. We are also able to ship any product we offer to our retail stores within an average of 1.7 business days, effectively increasing our retail store inventory to match that of our Littleton, MA warehouse. This provides our customers with the ability to walk into any of our retail stores and access our entire product offering. Competitors who maintain only one or even a few stores are unable to match the breadth, depth and ready availability of our $10.3 million in total inventory (as of June 30, 2005). Despite the high level of inventory we have historically maintained, we have historically turned inventory approximately four times per year and we have had no material inventory write-downs in the past five years.

Growth Strategies
          Having established ourselves as the largest direct marketer in the equestrian products market, we are continuing our strategy to capitalize on our strong brand equity, take advantage of our comprehensive customer database, achieve operational synergies, cross market products and provide a seamless and convenient shopping experience across channels. We have observed from the two Dover stores that were open in 2004 that our multi-channel customers have bought, on average, nearly three times more product per year than single-channel customers, and therefore a multi-channel model is a key part of our strategy to grow our revenues, profits and market share. Our growth strategy includes several key components.
          Open Dover Saddlery Retail Stores in Targeted Locations: We currently operate four retail stores, three under the Dover Saddlery name targeted at the English-style riding segment and one under the Smith Brothers name targeted at the Western-style riding segment. The equestrian products market is estimated at $5.7 billion, yet no national, equestrian products specialty retail chains exist and there are only a limited number of small, regional, multi-unit English equestrian products retailers. State Line Tack, which operates as a store within a store in selected Petsmart locations, is the only retailer of size. We have identified 50 initial locations throughout the U.S. which we believe are attractive for our initial retail store expansion and allow us to capitalize on the highly fragmented nature of the retail equestrian products market and our strong brand name recognition. These locations have been identified using our proprietary mathematical store-optimization model which selects the locations nationwide with the strongest potential and optimizes distances between stores to enhance revenue potential. The model optimizes distances between stores with concentrations of current customers and recalibrates when actual stores are targeted and added. Our direct marketing operations have provided detailed customer data regarding location and sales performance which has given us the ability to plan and perform extensive site analysis. Our initial targets are based on an optimization model of 50 locations, each utilizing one of three different store formats, depending on the location and revenue potential of the area. We believe that our proprietary mathematical store-optimization model, which assists us in locating retail sites, should give us a competitive advantage in finding attractive locations.
          Expand our direct sales channel: Our catalog business drives traffic to our Internet and retail store channels. During 2004, we mailed approximately 5.4 million catalogs to approximately 700,000 separate equestrian enthusiasts and Dover customers and had nearly 2.7 million unique visitors (based on unique daily visits) on our websites. We plan to expand our direct sales business through initiatives to existing and new customers. We seek to increase the number of customers and prospects that receive a catalog, increase the numbers of customers buying through our catalog or other channels and increase the amount each customer spends for our merchandise through the continued introduction of new products. We plan to continue to utilize web-based opportunities with promotional, targeted e-mails programs, refer-a-friend programs and on-line search engines. We intend to continue our practice of using banner advertising on qualified equestrian web sites, of having links to and from qualified equestrian web sites and of sending prospect emails to qualified equestrian email lists, which have historically resulted in significant sales and catalog requests.
          Enhance our product mix: We carry premium branded, private label branded and non-branded equipment and accessories with more than 5,800 items comprising approximately 28,000 different SKUs. We believe we have the largest collection of exclusive and semi-exclusive brands in the industry. We continually seek to expand our product offering to meet the needs of our customers and will seek to expand and enhance our product mix to increase revenues and the profitability of the business. Currently we offer a broad selection of products under the Dover and other trademarks. We believe that these products offer a great value to our customers who have come to trust our quality. Private label and non-branded products represented approximately 21% of our revenues in the 12 month period ended July 2005, and generated higher margins than our branded products.

          Expand further in the Western-style equestrian products market: While it is difficult to track industry data, the number of Western-style riders is believed to be at least four times the number of English-style riders in the U.S. We entered the Western-style equestrian products market through our acquisition of Smith Brothers in 2002 and opened a Smith Brothers retail store in 2004. Total revenues from Smith Brothers grew from approximately $1.4 million in 2001 to $8.5 million in 2004. We intend to expand our direct marketing and, eventually, our retail store presence in the Western-style riding segment.
Industry
Equestrian Products Market
          The North American market for equestrian tack, saddles, specialized apparel, grooming and healthcare products, horse clothing, equestrian-related media and other horse supplies is estimated by the American Horse Council at $7.6 billion for 2004. According to the Fountain Agricounsel USA Horse Industry Business Report 2004, in 2003, the total industry sales for the markets we target was $5.7 billion. A 2005 American Horse Council survey estimated that there are 9.2 million horses in the U.S.
          According to American Sports Data, over 5.6% of the U.S. population, or 16.8 million people, ride horses with an average of 21.7 participating days per year, which exceeds participation in other popular outdoor sports, such as downhill skiing at 4.6% and 6.3 days and mountain biking at 2.0% and 18.1 days. There are many indicators that point to the continued growth of the equestrian products industry. A study by NFO Research indicated that 10% of U.S. households are involved in riding, an additional 5% were involved at one time and 18% would like to become involved. There has also been a recent increase in the number of nationally televised programs dedicated exclusively to the equestrian viewer, such as Horse TV and Horsecity.com TV. The Equestrian Media Network has also been gaining traction with national television stations, which is expected to help increase the popularity of the equestrian products industry even further.
          There are very few dominant manufacturers, and no dominant distributors or retailers in the equestrian products industry, creating a highly fragmented market. Of the approximately 10,000 U.S. equestrian products retailers, we believe that a majority of them are too small to develop multiple sales channels, deep inventories, automated inventory-control systems, extensive customer databases and brand equity and are therefore unable to effectively control a significant portion of market share. These inefficiencies are prevalent in the industry, as it is estimated that approximately 68% of equestrian products retail stores have no automated inventory-control system, approximately 60% of such stores have no more than one full-time employee and over 40% do not use a computer. Additionally, 93% of stores do not employ catalog marketing, and 48% of stores lack websites. In 2002, only an estimated 12.5% of equestrian products retailers had annual sales over $1 million, according to Tack ‘n Togs, an industry trade journal.
Direct Marketing
          Direct marketing is a fast-growing, dynamic industry that includes sales generated through direct mail and the Internet. Sales generated through catalogs, both offline and on the Internet, have grown at an annual rate of 9.3% since 1997. Total sales attributed to catalogs in the U.S. reached $143 billion in 2004, and the Direct Marketing Association (DMA) projects they will grow to over $169 billion by 2007. The DMA projects annual growth of sales attributed to catalogs of 5.7%, which will continue to outpace the overall projected retail sales growth of 4.5%.

US Direct Sales
Source: Direct Marketing Association, 1999 and 2000 estimated
          Sales from catalog retailing grew rapidly during the 1990s at an annual rate of approximately 10% — twice the rate of conventional retailing. This growth was driven by several factors, including the emergence of strong direct marketing brands (e.g., Dell Computer, Lands’ End, and L.L. Bean); consumers’ busier lifestyles, due in part to the substantial increase in the number of professional women; and the recent introduction of specialty catalogs tailored to niche audiences combined with more sophisticated mailing and customer targeting techniques.
          Established catalogers enjoy significant barriers to entry including substantial costs of developing useful customer databases, efficient merchandising and fulfillment infrastructure and consumer trust and brand recognition. The expense of acquiring, perfecting and maintaining an extensive and accurate customer database specific to each company’s target market is expensive, and such a database can take years to build to levels competitive with established catalogs.
          The Internet is a key driver of growing direct marketing sales. Industry research estimates that online sales in the U.S. reached $65.1 billion in 2004. As the price of personal computing declines and Americans become more technologically savvy, many are choosing to browse and buy over the Internet. Moreover, an increasing number of Internet users are turning to broadband service that allows faster, more convenient access to online shopping. Online retail sales are projected to grow 16% from 2004 to 2008, accounting for 5% of total U.S. retail sales by 2008.

U.S. Online Retail Sales
Note: Retail does not include auto, travel, and prescription drugs.
Source: Jupiter Research Online Shopping Model, 10/03 (US only)
Copyright 2004 Jupiter Research, a division of Jupitermedia Corporation
          We believe that a large, highly fragmented industry with affluent, passionate horse enthusiasts presents us with the opportunity to use our reputation and multi-channel strategy to increase our market share and revenues in the future.
Customers
          Our English riding customers are primarily affluent females with a passion for the English riding sport. We believe them to be discerning, luxury-oriented customers who often choose to buy from us because of the high quality offering and prestige of owning the premier brands. Based on demographic data from the American Horse Council (AHC), we believe that more than two-thirds of households that own horses have incomes above the national median household income of $43,318 as reported by the 2003 U.S. Census. Our customer database provides for each customer a summary of the recency, frequency and monetary value of that customer’s orders as well as a detailed listing of each item the customer has ordered for the past five years. Our customers have been very loyal as demonstrated by high repurchase rates — approximately 86% of our 2004 Dover Saddlery direct sales came from customers that purchased from us in the past.
Our Multi-Channel Strategy
          Having established ourselves as the largest direct marketer of equestrian tack, specialized apparel and horse care and stable products in the U.S., we plan to continue our multi-channel retail strategy to capitalize on our strong brand equity, and utilize our customer database. This multi-channel strategy enables us to capture customer data, achieve operational synergies, provide a seamless and convenient shopping experience for our customers, cross-market our products and reinforce our brand across channels. We believe that our strategy is working. Through the data captured by our sophisticated customer database, we have determined that multi-channel customers buy, on average, nearly three times more product per year than customers who only purchase through a single channel. This is supported by the experiences of other successful multi-channel retailers such as Eddie Bauer and JC Penney. Eddie Bauer’s multi-channel customers spend, on average, approximately six times more than its single-channel customers and JC Penney’s multi-

channel customers spend, on average, approximately five times more than its single-channel customers.
Increase in Multi-Channel Purchasing

Retailer	Channels	Annual Purchases per Shopper

Eddie Bauer	One	$100 - $200
	Two	300 - 500
	Three	800 - 1,000
JC Penney	One	$157 - $201
	Two	446 - 608
	Three	887
Dover(1)	One	$301
	Two	520
	Three	882

(1)	Data reflects purchases within the 12-month period ended July 10, 2005.
Sources: Retailing Management, 5th Edition, Levy, Michael and Barton A. Weitz (2004), RichFX.com, Dover Management
          Our multi-channel business model has several key elements:

•	our catalogs are targeted marketing tools which we use to generate customers, gather customer demographic data, increase the visibility of the Dover Saddlery and Smith Brothers brands, increase visits to the Internet and drive traffic to our retail stores;

•	we utilize our large, information-rich customer database to cross-market our products, prospect for customers, forecast sales, manage inventory, tailor catalog mailings and plan for our retail store expansion; and

•	we use our proprietary mathematical store-optimization model to target the strongest markets nationwide and optimize store spacing for our retail location selection. Based on the latest customer data and actual store openings, our proprietary software maps out the entire country with our catalog sales and extrapolates ideal locations for our stores such that we can capture the greatest density of potential customers. The model is dynamic such that any change in a single location or number of total locations will impact site selection and estimated performance system wide.
Based on research of other similar multi-channel concepts, we believe that, when mature, the natural channel balance of a multi-channel retailer tends to stabilize with 60% to 80% of the sales coming from the retail store channel. This retail purchasing preference on the part of consumers is even more pronounced in the equestrian industry. Research by Frank N. Magid Associates, Inc. indicates that 80% of tack customers shop at retail stores. We have also observed, especially in higher-end and luxury goods markets, that a large percentage of sales are purchased in a retail location and not over the web or through a catalog. Since we currently have just over 10% of our total revenues coming from retail stores, we believe that there is significant opportunity to continue to develop our multi-channel strategy and pursue our targeted retail store expansion. See “Retail Store Operations and Expansion.”
          Our experience from our Hockessin, DE store has shown that direct sales from customers within a 30 mile radius of the store exceeded levels prior to the store opening within two years of that store opening. For example, when we opened our Hockessin, DE store in 2002, direct sales in the 30 mile radius surrounding the store declined by 4.0% from $496,441 to $476,517 in the first year of the store’s operation, but fully recovered and grew by 8.8% to $539,981 by the end of the second year. At the same time, retail sales at that store grew from $2.0 million for the first year of operation to $2.6 million for the second year of operation or 28.2%. Therefore, opening the Hockessin, DE store led to sales growth in that area from $496,441 to $3,107,617 in the first two years of operation, or approximately 150% compounded annual growth.
Hockessin Store Multi-Channel Sales Increases

		Retail
	Direct (1)	Store	Total

1 year prior to opening	$496,441	$0	$496,441
1st year after opening	$476,517	$2,003,146	$2,479,663
2nd year after opening	$539,981	$2,567,636	$3,107,617

(1)	For customers within 30 miles of store.
          Although our Wellesley, MA store has been in operation for 30 years, we have maintained an impressive mix of both direct and retail store sales in the area. The direct sales in the area surrounding the store demonstrate that even though we have a retail location, the convenience of multi-channel shopping over the Internet or by catalog has been appealing to our customers located within 30 miles of the store. We believe that this provides further support to the potential value created by opening up retail stores in areas that already have a strong customer base.
Wellesley Store Multi-Channel Sales

		Retail
	Direct (1)	Store	Total

Last twelve months ended July 2005	$944,929	$2,939,472	$3,884,401

(1)	For customers within 30 miles of store.
          We seek to continually improve our operating efficiencies across our multiple channels through our integrated planning, order management, fulfillment systems and economies of scale in cross-channel inventory processing and advertising. We continuously strive to enhance our efficiencies to provide a seamless cross-channel experience to our customers, and achieve greater profitability.
Direct Sales Channel
          Since we mailed our first catalog in 1982, we have grown our direct sales channel to include three separate catalogs and two e-commerce websites. As we implement our plan to expand our retail stores, we expect the revenues generated from the retail stores to comprise a greater percentage and possibly a majority of our revenues. However, the direct sales channel will continue to be the core component of our brand identity and the driving force behind the customer data utilized to promote each of our sales channels.
          Our direct sales channel generated approximately $52.2 million in revenues in 2004 or 88.9% of our total revenues. Of this amount, we generated approximately $11.0 million in revenues from Internet orders, or 18.7% of our total. Our proprietary database currently contains nearly two million names, including nearly 300,000 email addresses and approximately 200,000 Dover customers who purchased from us during the past 12 months. We expect this database to continue to grow as we open additional retail locations.
          Our direct sales have grown at a compound annual growth rate of 28.3% since 1998, with average orders in excess of $150 in 2004.

Catalog
          We mail our catalogs to individuals who have made purchases during the past five years. We also mail catalogs to new prospects obtained through our proprietary database of names we have compiled through sponsorships, trade associations, subscriber lists for equestrian publications, and grassroots name gathering efforts as well as limited outside rented lists.
          We currently maintain two primary catalogs and a sales flier. The Dover Saddlery catalog caters to the mid to high-end English-style equestrian products customer. The Smith Brothers catalog is aimed at the Western-style equestrian products customer. The Miller’s Harness sales flier is used to reach the entry-level and lower-cost English-style equestrian products customer.
          Catalogs are sent regularly throughout the year to a carefully selected circulation list. We develop annually four distinct Dover Saddlery catalogs and four distinct Smith Brothers catalogs including a large annual catalog for each line. We mailed approximately 5.4 million catalogs during 2004.
          We produce three riding discipline editions and one general edition of the Dover Saddlery catalog, including one each targeting the Dressage, Hunter/ Jumper and Eventing segments. Each of these catalogs share core pages, but are modified to target each of the specific customer segments. The creative and printing costs are minimized by sharing approximately 95% of the content from the core catalog, while the front eight pages and back four pages contain unique content for the specific target market. A similar strategy is employed with the Smith Brothers catalog.

Dover Saddlery
          The annual Dover Saddlery catalog at 260 pages is the most comprehensive source for the English-style equestrian products market. In addition to the general catalog, the three targeted editions of the Dover Saddlery annual catalog specialize in the dressage, eventing and hunter/jumper segments.

•	Dressage. This edition introduces the latest in new products for the dressage rider as well as promoting dressage as a form of riding. Dressage is a form of exhibition riding in which the horse performs a pre-programmed ride demonstrating highly schooled training.

•	Eventing. This edition focuses on the cross-country phase of three day Eventing, a triathlon of equestrian sports including dressage, cross-country and show jumping. The specialized saddles and equipment necessary for conditioning and competing the event horse for this endurance test are emphasized in this edition.

•	Hunter/Jumper. This edition showcases the best saddles and tack used by world-class riders in the hunter/jumper ranks, whose participants jump fences in a stadium jumping arena. At the highest level, these riders compete in Grand Prix jumping events, for prize money of up to $1,000,000 per event.

Smith Brothers
          The annual catalog for Smith Brothers is positioned as the “Premier Catalog for the Western Horseman.” At 180 pages, it is one of the more comprehensive offerings in the Western-style equestrian products market. We offer one general edition and three targeted editions of the Smith Brothers annual catalog. The targeted editions specialize in the competitive roping, barrel racing and show riding segments.

•	Competitive roping. This edition focuses on competitive roping, in which riders attempt to lasso steers on horseback, and offers gloves, pads, ropes and specialized products needed for the event.

•	Barrel racing. This edition offers the saddles, tack and saddle pads needed for barrel racing, in which riders vie for the fastest time in running a triangular, cloverleaf pattern around three barrels.

•	Show riding. This edition offers tunics, blouses, tiaras and chaps. Show riding is a form of Western-style exhibition riding in which the rider guides the horse through regimented movement.
Internet
          In July of 2000, we launched our website, www.doversaddlery.com. In February 2002, we acquired the Smith Brothers website, www.smithbrothers.com. Our Internet revenues have grown at a compounded annual growth rate of 45.7% from 2001, our first full year of Internet operations, to 2004 and was approximately $11.0 million, or 18.7% of total revenues in 2004.
          Our websites are integral to our multi-channel strategy. The websites reinforce our relationship with current catalog customers and are a growing source of new customers. New customers acquired through the websites have historically been highly responsive to subsequent catalog mailings.
          Our websites feature our entire product offering and enable us to better market to our customers and visitors by allowing different pages to be automatically shown to different types of individuals. This allows us to segment visitors into smaller, targeted groups, which in turn increases conversion rates. Visitors are able to shop by their riding style, providing them with images of their passion and products suited to their niche.
          We plan to continue to utilize web-based opportunities with promotional, targeted e-mails programs, refer-a-friend programs, and on-line search engines. We intend to continue using banner advertising on qualified equestrian web sites, providing links to and from qualified equestrian web sites, and of sending prospect emails to qualified equestrian email lists, which have historically resulted in significant sales and catalog requests.

Retail Store Operations and Expansion
          We currently operate three stores under the Dover Saddlery name in Wellesley, MA, Hockessin, DE and Plaistow, NH. In addition, we operate one store under the Smith Brothers brand in Denton, TX. We intend to expand our retail store operations going forward, primarily under the Dover Saddlery brand.
Retail Store Locations

	Dover Saddlery Stores
					Smith Brothers Store
	Wellesley, MA	Hockessin, DE	Plaistow, NH		Denton, TX

Selling square footage	2,737	8,750	12,106		7,764
Latest 12 months ended July 31, 2005 net sales	$2,939,472	$2,688,080	$1,499,474	(1)	$954,789
Net annual sales Per square foot	$1,074	$307	$425	(2)	$123
Opening year	1975	2002	2005		2004

(1)	Plaistow store represents results from April 15, 2005 through July 31, 2005.

(2)	Annualized based on 3.5 months of operations.
          Our retail stores carry largely the same product mix as our catalogs and websites to promote convenience and shopping frequency. The broad selection of retail product and the ready availability of inventory from our warehouse allow for superior customer service. To the extent that a certain item is not physically available at a retail store, store personnel will work with the customer to ensure prompt in-store or home delivery of the item, according to the customer’s preference. Each store’s mission is to foster loyalty and provide face-to-face answers to customers’ questions. Sales staff are carefully selected and trained to provide accurate and helpful product information to the customer. In most cases, they are experienced equestrians.

New Retail Store Model
          Our proprietary mathematical store-optimization model will help us select each store location by projecting sales based on real-time catalog customer purchases surrounding the potential location. Our initial targeted locations will be positioned in key markets exhibiting the highest concentration of current direct sales customers and equestrian enthusiasts. Existing customers within the proposed locations are expected to support and accelerate the maturation curve of new stores. Prior experience with existing stores has demonstrated an increase in the number of catalog customers within stores’ trade areas.
          We have developed two primary prototype store models for nationwide rollout — ‘A’ and ‘B’. Our ‘A Store’ model contains approximately 12,000 square feet and assumes an average initial net investment of approximately $1.1 million, including approximately $110,000 of pre-opening costs and $900,000 of inventory. We estimate that net sales per square foot will average $360 in the third year of operations but may vary substantially depending on the location of the store.

Dover Store Prototype
          A 6,000 square foot ‘B Store’ model assumes an initial investment of approximately $700,000, including approximately $80,000 in pre-opening expenses and $550,000 in inventory, and is projected to generate approximately the same level of sales per square foot as the A Store model.
          We expect that our new stores will generate operating profit, before allocation of company overhead expenses, immediately upon opening due to strong expected sales to existing customers in the area. The payback on initial investment based on the operating profit before allocation of company overhead expenses is expected to be approximately 2.5 to 3 years.
          A ‘C’ store model is currently in development, and will be targeted to be a smaller footprint, filling in key markets as appropriate.
          Our new stores have been designed in conjunction with Morton Buildings, a nationwide builder of upscale barns. The economical design incorporates a clear span wood truss that allows the interior space to be completely open. From the three cupolas to the barn-style dutch doors, every architectural detail has been created to maximize the affinity with the horsemen and horsewomen who will shop there.
          Once inside the store, a post and beam loft structure around the edges will create a hayloft environment for the saddle shop and other destination products. The hayloft in our A Stores will add up to 4,000 square feet of selling space. At one end of the store in the barn and stable section, a guest stall will be built using all Dover products. This stall will illustrate Dover quality and can occasionally be used to stable famous international competition horses.
          We expect that there will be an exhibition and saddle fitting arena outside where customers can bring their horses for a custom saddle fitting or attend a Dover-sponsored exhibition. Each of our A Stores, are expected to have interior retail space and outdoor display space under the eaves for barn and stable products such as wheel barrows, stall mats, and gates. We also plan to have yard space for the potential future sales of horse trailers, manure spreaders and other stable equipment.

Site Optimization
          We have developed a proprietary mathematical store-optimization model to select locations for new stores. The model continuously optimizes distances between stores within concentrations of current customers and equestrian enthusiasts and recalibrates, as necessary, when actual stores are targeted and added. Our direct sales operations and proprietary database provide detailed customer data regarding location and sales performance, which give us a significant competitive advantage over other traditional equestrian products retailers. This data, combined with our proprietary mathematical store-optimization model, helps us accurately and effectively identify markets and target specific locations that maximize potential revenue out of selected markets. Once we identify an optimal location by ZIP code, extensive site analysis follows, including major highway access and real estate considerations, to enhance the profitability potential for our stores.
Marketing
          Our Dover Saddlery and Smith Brothers catalogs are our primary branding and advertising vehicles. We believe our catalogs reinforce our brand image and drive sales in all of our sales channels. Our direct sales channel enables us to maintain a database of customer sales patterns and thus target segments of our customer base with specific marketing. Our customer database provides for each customer a summary of the recency, frequency and monetary value of that customer’s orders as well as a detailed listing of each item the customer has ordered over the past five years. Depending on the spending habits we identify through our customer database, we send certain customers special catalog editions and/or emails.
          We market our websites by the use of paid key words and augmented natural search. We actively seek beneficial links and are currently linked to over 1,900 equine websites. Banner advertising is presently placed on the leading four equestrian content sites and we have an active refer-a-friend program.
          Other branding and advertising vehicles we employ include running print ads in local newspapers and trade magazines, sponsoring equestrian events and issuing press releases for major new product offerings. We also offer a Dover Saddlery branded credit card operated by National City Bank that allows our frequent customers to accumulate reward points that can be redeemed for discounts toward future purchases.
Order Processing and Fulfillment
          A majority of our orders are received by telephone, but Internet orders have rapidly increased since the introduction of our first website in 2000. We operate three customer service call centers located in Littleton, MA, North Conway, NH, and Denton, TX. All of our centers are linked to the same network and share a single customer database that includes a real-time recency, frequency and monetary value summary for each customer as well as a direct link to each customer’s line-item order history over the last five years. The order entry system is also directly linked to our inventory management system to ensure that product availability is real time.
          Our 100,000 square foot Littleton, MA warehouse and office facility also serves as our fulfillment center. We currently have the capacity to fill over 8,000 packages per day, six days per week. Our current peak demand has been approximately 3,000 packages per day, five days per week, leaving us with significant capacity for growth. Our warehouse currently has enough capacity to handle the additional inventory required for our retail store rollout plan and expected growth in our direct sales for the foreseeable future.
Inventory
          An additional way that we differentiate ourselves from our competition is through our breadth and depth of inventory. We believe our inventory is deeper than our competitors with $10.3 million in on-hand inventory as of June 30, 2005 and more than 5,800 items comprising approximately 28,000 different SKUs. With our extensive inventory position and rapid fulfillment capability, we have historically been able to fill approximately 95% of the items ordered within an average of 1.7 business days. Based on our inventory management systems, continuous monitoring of the products we carry and the fact that we carry very few fashion products, we have historically had very little obsolete inventory. Despite the high level of inventory we have historically maintained, we have turned inventory approximately four times per year and we historically have had no material inventory write-downs.
          All of the products that are presented in our catalogs are available online and customers can use our websites to enter orders, shop online and check order status and inventory availability. On average, our retail stores stock inventory items represent over 70% of the merchandise sales we make available through our direct sales channel. All items are available to customers entering our stores by either direct shipment to a customer’s home or for in-store pickup.
Product Mix and Merchandising
          We offer feature-rich, need-based, functional products encompassing virtually every product necessary to own, train and compete with a horse. We differentiate ourselves from our competition by our vast breadth and depth of product offerings with more than 5,800 items comprising approximately 28,000 different SKUs. We offer products ranging from entry-level price points to the premium high-end and carry leading brands, niche brands and private label brands to meet the broad range of customer expectations and needs.
          Our product mix encompasses saddles and tack, specialized apparel and horse care and stable products.

Product Mix

•	saddles and tack includes a broad range of riding equipment such as saddles, bridles, bits, breastplates, reins, girths, halters and leads, horse clothing, bandages and wraps, horse boots, whips and spurs.

•	specialized apparel includes riding jackets, boots, breeches, gloves, helmets, shirts and undergarments.

•	horse care and stable products includes such items as vitamins, deworming medicine and other stable equipment.
          Our senior buying team has a total of over 50 years of equestrian experience and carefully reviews each product for quality and value. We are continuously increasing the breadth of our offering to meet customers’ demands and provide for a consistent one-stop shopping experience. We have been able to accomplish this goal while still maintaining annual inventory turns of approximately four times over the last four years.
          We carry the premier names and the most comprehensive offering of the highest quality, broadest range and most technically advanced tack and related gear for serious equestrians. A selection of some of the high quality brands we carry is shown in the following chart:
Selected High Quality Brands

Horse Care and Stable
Saddles and Tack	Specialized Riding Apparel	Products

Amerigo	Ariat	Absorbine
Crosby	GPA	Farnam
Hermes	Grand Prix	Rambo
Herm Sprenger	Mountain Horse	Taka
Passier	Pikeur
Pessoa	Tailored Sportsman
Prestige	Vogel Boots
Stubben
          The sales pattern for equestrian products is fairly consistent from year to year. Introductions of new fashions are generally limited, making sales per item more relatively predictable.
          The heritage of English-style riding is very conservative and apparel and equipment rarely go out of style. As an example, the best selling colors of riding breeches for each of the last

20 years have been beige, black and white. Dover Saddlery’s English-style riding offerings incorporate approximately 15% in new products each year to create a fresh feel to the merchandising. Western-style riding involves a higher fashion element than English-style riding so our Smith Brothers offerings incorporate a higher percentage of up to 25% in new products each year. The low SKU turnover eliminates inventory obsolescence and overstock risks. Close-outs at less than 20% gross margin represent approximately 1% of sales.
Product Sourcing
          Approximately 24% of our products are sourced directly from overseas manufacturers. Premium branded merchandise represents about 12% of this amount, coming primarily from the U.K., Germany and France. The remaining 88% is generally niche branded, private label or non-branded and is sourced from China, India and Argentina.
          As a result of our purchasing volumes, we have been able to work directly with many manufacturers while many of our competitors have often been forced to buy through distributors. This creates a significant competitive advantage for us by reducing overall costs, increasing product availability and product quality.
Competition
          We compete based on offering a broad selection of high quality products at competitive prices and superior customer service with knowledgeable staff for our customers. We believe that our annual direct sales and breadth of product offering are each over twice the size of our closest competitor. We believe that we benefit from significant barriers to entry with our established Dover Saddlery brand and with what we believe to be the industry’s most comprehensive database of nearly two million names including nearly 300,000 email addresses.
          The retail market for equestrian products is highly fragmented. There are no national retail chains. State Line Tack operates departments within selected Petsmart stores with limited inventory and a direct sales business and is the only competitor of size. Moreover, only a few regional multi-outlet stores compete in the market for equestrian products. According to Tack ’n Togs, an industry trade journal, approximately 10,000 stores sell tack and/or horse health items across the U.S. The 2003 Tack ’n Togs State of the Industry Report indicates that 87.5% of stores selling equestrian products had annual sales of under $1 million. Approximately 8.3% had annual sales between $1 million and $2 million and only 4.2% had sales of $2 million or more. The 2004 Tack ’n Togs State of the Industry Report states that 67.8% of stores selling equestrian products do not use an automated inventory control system. Further, approximately 60% of these stores had no more than one full-time employee.
Seasonality
          We experience seasonal fluctuations in our revenues and operating results. Due to buying patterns around the holiday season and a general slowdown during the later part of the summer months, our revenues are traditionally higher in the fourth quarter. In fiscal 2004, we generated 28.4% of our annual revenues during the fourth quarter.
Information Technology and Systems
          The computer system at our main office in Littleton, MA consists of Windows 2000 servers connecting approximately 100 PC based workstations via a local area network. The call centers in North Conway, NH and Denton, TX are tied into the Littleton servers via a wide area network. This configuration allows all users in these three locations to access the centrally located MvBase database system, which controls the order fulfillment, purchasing, and inventory control applications. Each retail store system consists of a Windows 2000 server connecting four POS terminals and a number of back office PC’s to its own MvBase database system, which supports a customized retail order processing application. The wide area network configuration allows communication and data

59.1

transfer between the main office and the retail stores. The equipment consists of a variety of Cisco routers, Adtran and Cisco CSU-DSU units, Symantec Firewall devices and Allied-Telesyn switches. The PC’s are a combination of HP, Dell, IBM and Apple devices.
          We use Total Order Processing Systems (TOPS), a catalog software package that is a derivation of one of the first software packages developed specifically for direct marketing companies, and have modified it for additional reporting capabilities. TOPS provides a stable foundation with virtually no downtime and significant scalability. The TOPS database can be easily interfaced with numerous other applications, allowing us to integrate third-party specialty peripheral software for those functions where TOPS does not offer the required functionality. These include shipping and manifesting software, our websites, and accounting.
Trademarks and Trade Secrets
          Our service marks and trademarks and variations thereon are registered, licensed or are subject to pending trademark applications with the United States Patent and Trademark Office. We believe our marks have significant value and we intend to continue to vigorously protect them against infringement.
          We maintain, as trade secrets, our database of nearly two million potential customers, including nearly 300,000 email addresses and approximately 200,000 Dover Saddlery customers, and our proprietary mathematical store-optimization modeling software. We believe that these trade secrets provide a competitive advantage and a significant barrier to competition from equestrian marketers and retailers.
Employees
          At July 31, 2005, we had 304 employees, approximately 155 of whom were employed full time. None of our employees are represented by a labor union or are parties to a collective bargaining agreement. We have not experienced any work stoppages and consider our relationship with our employees to be good.
Properties
          We currently lease an approximately 100,000 square foot facility in Littleton, MA for our corporate headquarters, main call center, warehouse and fulfillment center. Approximately 92,000 square feet is for warehouse space and the remaining is for office space. The lease expires in April 2009 and we have three five-year options to renew thereafter at market rates. We believe that this facility will provide us with adequate space for growth for the foreseeable future.
          We lease approximately 1,800 square feet of space in North Conway, NH for use as a satellite call center and for our creative offices. We lease approximately 5,100 square feet of space in Denton, TX for use as a satellite call center and additional offices.
          Currently, we lease approximately 3,000 square feet for our Wellesley, MA store, approximately 10,315 square feet for our Hockessin, DE store, approximately 12,000 square feet for our Plaistow, NH store and approximately 8,500 square feet for our Denton, TX store.
Legal Proceedings
          From time to time, we may be exposed to litigation relating to our products and operations. We are not currently engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on our financial conditions or results of operations.

MANAGEMENT
Executive Officers, Significant Employees and Directors
          The following table sets forth certain information with respect to our executive officers, directors and certain other of our key employees immediately following the offering:

Name	Age	Position

Stephen L. Day(2)(3)	59	Chief Executive Officer, President, Treasurer, Chairman
Jonathan A.R. Grylls	40	Vice President, Chief Operating Officer, Secretary, Director
William Schmidt	56	Vice President of Operations
Michael W. Bruns	48	Chief Financial Officer
David J. Powers(3)	55	Director
James F. Powers(1)(2)	55	Director
Gregory F. Mulligan	52	Director
William F. Meagher, Jr.(1)	66	Director(4)

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

(4)	Mr. Meagher has agreed to join the Board of Directors and the audit committee effective upon the closing of this offering.
          Stephen L. Day has been our President, Chief Executive Officer, Treasurer and Chairman of our Board of Directors since 1998. Mr. Day previously was the controlling member of EquiSearch.com LLC, a leading Internet equine content site. Prior to his acquisition of EquiSearch, he was the Chief Executive Officer of State Line Tack from 1991 until the acquisition of State Line by Petsmart. He holds an MBA from Harvard University and a BS in Industrial Management from Purdue University. As an avid equestrian, he has founded two riding schools and trained many young horses to become successful show horses.
          Jonathan A.R. Grylls has been our Chief Operating Officer and a member of our Board of Directors since 1998. Mr. Grylls currently serves as Vice President and Secretary. Prior to joining Dover, Mr. Grylls was Chief Operating Officer of Equestrian Products Corporation, a distributor of equestrian products, and held various other positions in MIS, sales, credit and operations at Eisers, the predecessor to Equestrian Products Corp. He previously was Vice President of Merchandising at State Line Tack from 1992 until 1996. Mr. Grylls graduated from the University of Manchester’s Institute of Science and Technology with a BS with Joint Honors in Mathematics and Management Sciences.
          William Schmidt has been our Vice President of Operations since 2001. Prior to joining Dover, Mr. Schmidt held senior positions with catalog companies Duncraft, Bay Country Wood Crafts and Garden Way, and established the Direct division of Eastern Mountain Sports. Mr. Schmidt previously worked at State Line Tack from 1991 to 1997 in various positions including Chief Financial Officer, Chief Operations Officer, Vice President and General Manager. He has served as President of the New England Mail Order Association and on the Board of Advisors for the National Catalog Conference and the National Catalog Operations Forum. He holds a BS in Accounting from Bentley College.
          Michael W. Bruns has been our Chief Financial Officer since August 2005 and joined our company as Corporate Controller in 1999. Prior to joining Dover, Mr. Bruns served as Vice President of Finance for CPS Direct, a communications marketing company from 1997 to 1999. He was

Controller for Northeast Mobile Communications, a specialty retailer, from 1995 to 1997. Prior to that he served as Director of Financial Reporting for St. Johnsbury Trucking Company and as Corporate Controller for R&S Corporation. He also was an Auditor for McGladrey Pullen & Co. Mr. Bruns holds a BA in Accounting and English from Simpson College, and is a Certified Public Accountant (CPA).
          David J. Powers has served as a member of our Board of Directors since 1998. Mr. Powers co-founded Dover Saddlery in 1975 and held various positions there until 1998, including Vice President of Operations. He assumed responsibility for the development of Dover’s catalog business in 1982. Mr. Powers is a former member of the United States Equestrian Team. He holds a BA from the University of Pennsylvania. David Powers is the brother of James Powers.
          James F. Powers was a founder, and President of Dover Saddlery from 1975 until 1998. Mr. Powers has served as a member of our Board of Directors since 1998. He is a former member of both the United States Equestrian Team and the 1972 U.S. Olympic Team. Mr. Powers is a current member of the USET Foundation Gold Medal Club and an active rider. He attended Babson College. James Powers is the brother of David Powers.
          Gregory F. Mulligan has served as a member of our Board of Directors since 2004. Since 2002, Mr. Mulligan has been the President of Bay Investment Advisors, an investment banking firm. From 1996 to 2002, Mr. Mulligan worked as Managing Director at Citizens Capital, Inc., a mezzanine and equity investing company.
          William F. Meagher, Jr. was the Managing Partner of the Boston Office of Arthur Andersen LLP from 1982 until 1995 and spent a total of 38 years with Arthur Andersen. Mr. Meagher was a member of the American Institute of Certified Public Accountants and the Massachusetts Society of Certified Public Accountants. Mr. Meagher is a trustee of Living Care Villages of Massachusetts, Inc. d/b/a North Hill and the Dana Farber Cancer Institute and the Greater Boston YMCA. Mr. Meagher also serves as a director of SkillSoft Public Limited Co.
Directors and Executive Officers
Board of Directors
          Our Board of Directors currently consists of five directors. Upon completion of this offering, our Board of Directors will consist of six directors, three of whom our Board of Directors has determined will then satisfy the independence criteria set forth under the rules of the National Association of Securities Dealers, Inc. Automated Quotation System, the Nasdaq. Upon the closing of this offering and the effectiveness of our Amended and Restated Certificate of Incorporation and By-laws, one third of the Directors will be subject to election at each annual meeting of shareholders. The authorized number of Directors may be changed only by resolution of the Board of Directors or a vote of the shareholders.
          We do not intend to rely on the “controlled company” exception to the Nasdaq rules. Accordingly, we intend to comply with the rules generally requiring that companies listed on the Nasdaq National Market system have a majority of independent Directors within one year from the closing of this offering, the phase-in time period allowed by Nasdaq. We also intend to maintain a compensation committee and a nominating and corporate governance committee composed entirely of independent directors within the time periods required by Nasdaq rules.
          Upon completion of this offering, our Amended and Restated Certificate of Incorporation will provide for a classified Board of Directors consisting of three classes, with each class being as nearly equal in number as possible. The term of one class will expire, and their successors are elected for a term of three years, at each annual meeting of the shareholders. Upon completion of this offering, we will have designated two Class I Directors, Gregory Mulligan and William Meagher; two Class II Directors, Jonathan Grylls and David Powers; and two Class III Directors, Stephen Day

and James Powers. These Class I, Class II and Class III Directors will serve until the annual meetings of shareholders to be held in 2006, 2007 and 2008, respectively, and until their respective successors are duly elected and qualified, or until their earlier resignation or removal. Upon any vacancy, our Board of Directors appoints officers until the next annual meeting of the Board of Directors.
Audit Committee
          In conjunction with this offering, our Board of Directors is designating an audit committee. The composition of the audit committee will satisfy the independence requirements of the Nasdaq rules requiring that, upon the completion of this offering, one member will meet the requirements as an independent director, within 90 days after the completion of this offering at least a majority of members will meet the requirements as independent directors and, within one year after the completion of this offering, all members will meet the requirements as independent directors. Upon the completion of this offering, the audit committee will be composed of William Meagher and James Powers, each of whom (i) are “independent” as defined under Nasdaq Rules or meet any applicable exceptions in the Nasdaq Rules, (ii) meet the criteria for independence set forth in Rule 10A-3 promulgated under the Exchange Act, (iii) have not participated in the preparation of our financial statements within the last three years and (iv) are able to read and understand fundamental financial statements, including our balance sheet, income statement and cash flow statement, all as determined by our Board of Directors. In addition, Mr. Meagher has financial sophistication as described in The Nasdaq Rules as determined by our Board of Directors and is a financial expert as defined in the rules promulgated under the Exchange Act. No audit committee member will receive from us any compensation other than that paid with respect to such member’s service as a Director, including service on committees of our Board of Directors. In addition, after the completion of the offering, no member of our audit committee will own or control more than 10% of our common stock.
          The audit committee will have at least four regular meetings each year. The results of each meeting will be reported at the next regular meeting of our Board of Directors. Responsibilities of the audit committee include:

•	assessing the competence and qualifications of outside auditors and retaining outside auditors based on that assessment;

•	overseeing the work of our outside auditors;

•	approving the audit and non-audit services to be performed by our outside auditors;

•	reviewing the qualifications and experience of members of our internal audit team;

•	reviewing the internal audit function and plans;

•	discussing with management and outside auditors timely analysis of significant financial reporting issues and practices;

•	reviewing with management and our auditors planning for audits and the results of audits, prior to the release thereof;

•	ensuring that audits are conducted in a manner consistent with all applicable laws;

•	establishing procedures for receipt, retention and treatment of complaints and concerns regarding accounting or auditing matters; and

•	reviewing all related party transactions.
          We intend to comply with future audit committee requirements as they become applicable to us.

Compensation Committee
          In conjunction with this offering, our Board of Directors is designating a compensation committee. The composition of the compensation committee will satisfy the independence requirements of the Nasdaq rules which require that, upon the completion of this offering, one member will meet the requirements as an independent director, within 90 days after the completion of this offering at least a majority of members will meet the requirements as independent directors and, within one year after the completion of this offering, all members will meet the requirements as independent directors. The purpose of the compensation committee will be to discharge certain responsibilities of the Board of Directors relating to compensation, including equity-based compensation for our executive officers, and to administer and oversee incentive, equity-based and other compensatory, retirement and pension plans. The compensation committee will be composed of Stephen Day and James Powers. This committee’s responsibilities will include:

•	reviewing and approving goals and objectives relevant to the chief executive officer’s compensation, and evaluating, with other independent directors (if directed by the Board of Directors), the chief executive officer’s performance in light of those goals to determine and approve the chief executive officer’s compensation and benefits;

•	reviewing and approving compensation and benefits packages recommended by the chief executive officer for other executive officers;

•	reviewing and overseeing the administration of our incentive, equity-based and other compensatory plans;

•	providing oversight on all other equity-based arrangements; and

•	reporting its activities to the Board of Directors.
Compensation Committee Interlocks and Insider Participation
          No interlocking relationship exists between our Board of Directors or compensation committee and the Board of Directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past. Stephen Day is a member of the Compensation Committee and he is our Treasurer, President and Chief Executive Officer. No other member of our compensation committee is currently an officer or employee of our Company.
Nominating and Corporate Governance Committee
          In connection with this offering, our Board of Directors is designating a nominating and corporate governance committee. Upon the completion of this offering, the composition of the nominating committee will satisfy the independence requirements of the Nasdaq rules which require that, upon the completion of this offering, one member will meet the requirements as an independent director, within 90 days after the completion of this offering at least a majority of members will meet the requirements as independent directors and, within one year after the completion of this offering, all members will meet the requirements as independent directors. The purpose of the nominating committee will be to assist the Board of Directors in identifying individuals qualified to become Directors, to review periodically Director compensation and benefits and to recommend to the Board of Directors any improvements to our corporate governance guidelines as it deems appropriate. As of the completion of this offering, the nominating committee will be composed of David Powers and Stephen Day. This committee’s responsibilities will include:

•	evaluating the suitability of potential nominees for membership on the Board of Directors, and recommending proposed nominees;

•	reviewing relationships of the members of the Board of Directors with our Company;

•	monitoring trends and best practices with respect to director compensation, director responsibilities and corporate governance; and

•	reviewing and making recommendations to the Board of Directors regarding its effectiveness.
Director Compensation
          We currently compensate our Directors in cash for their service as members of our Board of Directors at the rate of $750 per meeting for outside Directors. We also reimburse our Directors for reasonable expenses in connection with attendance at Board of Directors and committee meetings. After the consummation of this offering, we will pay each of our independent Directors $7,000 per year plus $3,000 per year for the chairman of the audit committee, and $750 for each meeting of the Board of Directors that he or she attends.
          Additionally, we pay all personal health plan insurance premiums of, and offer merchandise at cost to, James F. Powers and David J. Powers. The aggregate incremental cost of such perquisites in fiscal 2004 was $9,146 for James F. Powers and $8,907 for David J. Powers.
          Each new Director will also receive an initial option grant of            shares and each director will receive an annual option grant on the date of each annual meeting, including the annual meeting at which such Director is first elected, of            shares, with an exercise price equal to the fair market value of our common stock on the date of grant. Each of these grants will fully vest upon the first anniversary of the date of grant thereof.
Executive Compensation
          The following table sets forth compensation paid by us for fiscal 2004:

•	to our chief executive officer during fiscal 2004, and

•	to each of the other executive officers serving as of the end of fiscal 2004.
          We refer to these individuals as the named executive officers elsewhere in this prospectus.
Summary Compensation Table

			Long-Term Compensation
	Annual
	Compensation		Securities
			Underlying	All Other
Name and Principal Position	Salary	Bonus	Options	Compensation

Stephen L. Day	$217,800	$40,400	58,379	—
Chief Executive Officer
Jonathan A.R. Grylls	158,400	58,800	29,339	—
Chief Operating Officer
William Schmidt	154,000	54,400	—	—
Vice President of Operations
Michael W. Bruns	107,650	8,332	4,000	—
Chief Financial Officer

          The following table shows information concerning options to purchase shares of our common stock granted to each of the named executive officers during fiscal 2004.
Option Grants in Last Fiscal Year

					Potential
					Realizable Value
					at Assumed
					Annual Rates of
	Number of	% of Total			Stock Price
	Securities	Options			Appreciation for
	Underlying	Granted to	Exercise		Option Term(1)
Individual Grants	Options	Employees in	Price Per	Expiration
Name	Granted	2004	Share	Date	5%	10%

Stephen L. Day	58,379	63.7%	$2.82	Dec 2009	$26,112	$76,062
Jonathan A.R. Grylls	29,339	32.0%	2.56	Dec 2014	47,235	119,703
William Schmidt	—	0.0%	—	—	—	—
Michael W. Bruns	4,000	4.4%	2.56	Dec 2014	6,440	16,320

(1)	The potential realizable value is calculated based on the term for the option at the time of grant. The assumed rates of appreciation are prescribed by the SEC for illustrative purposes only and are not intended to forecast or predict future stock prices. The potential realizable value at 5% and 10% appreciation is calculated by assuming that fair market price appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at its appreciated price.
          The following table shows the number of shares of our common stock acquired on exercise of options, and options to purchase shares of our common stock, held by our named executive officers at the end of fiscal 2004.
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money
	Number of		Options at		Options at
	Shares		December 31, 2004		December 31, 2004
	Acquired	Value
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Stephen L. Day	105,000	$123,900	25,184	33,195	$—	$—
Jonathan A.R. Grylls	70,000	91,700	29,339	—	—	—
William Schmidt	8,000	4,080	4,000	8,000	$2,040	$4,080
Michael W. Bruns	—	—	4,000	—	—	—
Employment Agreements
          Effective as of September 1, 2005, we have entered into an employment agreement with Stephen Day, our Chief Executive Officer, which has a rolling 24 month term. Under this agreement, Mr. Day is entitled to receive an annual base salary of $350,000, subject to annual increases based on the Consumer Price Index. Mr. Day is eligible to participate in all of our employee benefit programs and is also eligible to receive an annual bonus based on achievement of certain Company performance goals, participate in Company retirement plans and receive reimbursement for additional annual benefits selected by him up to $25,000. Mr. Day is entitled to 24 months of severance in the event we terminate his employment without cause or if Mr. Day terminates his employment for good reason. Mr. Day is subject to an agreement not to compete with the Company during his employment and for a period of 24 months thereafter.
          Effective as of September 1, 2005, we have entered into an employment agreement with Jonathan Grylls, our Chief Operating Officer, which has a rolling 24 month term. Under this agreement, Mr. Grylls is entitled to receive an annual base salary of $250,000, subject to annual increases based on the Consumer Price Index. Mr. Grylls is eligible to participate in all of our employee benefit programs and is also eligible to receive an annual bonus based on achievement of certain Company performance goals, participate in Company retirement plans and receive reimbursement for additional annual benefits selected by him of up to $25,000. Mr. Grylls is entitled to 24 months of severance in the event we terminate his employment without cause or if Mr. Grylls terminates his employment for good reason. Mr. Grylls is subject to an agreement not to compete with the Company during his employment and for a period of 24 months thereafter.
1999 Stock Option Plan
          Our 1999 Stock Option Plan was adopted and became effective on April 22, 1999. The 1999 Stock Option Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to employees and non-qualified stock options, awards of common stock, and opportunities to make direct purchases of common stock to our employees, directors, and consultants. Upon the closing of this offering, the 1999 Stock Option Plan will be amended to provide that no additional options or shares will be granted under the 1999 Stock Option Plan.
2005 Equity Incentive Plan
          In August 2005, our Board of Directors approved our 2005 Equity Incentive Plan, to become effective on the closing of this offering. The 2005 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to employees and non-qualified stock options, awards of common stock, and opportunities to make direct purchases of common stock to our employees, directors, and consultants.
          The aggregate number of shares of our common stock that may be issued under the 2005 Equity Incentive Plan is                     . The aggregate number of shares of common stock that may be granted in any calendar year to any one person pursuant to the 2005 Equity Incentive Plan may not exceed 50% of the aggregate number shares of our common stock that may be issued pursuant to the 2005 Equity Incentive Plan.
          The 2005 Equity Incentive Plan will be administered by the compensation committee of our Board of Directors. Subject to the provisions of the 2005 Equity Incentive Plan, the compensation committee has been granted the discretion to determine when awards are made, which directors, employees or consultants receive awards, whether an award will be in the form of an incentive stock option, a nonqualified stock option or restricted stock, the number of shares subject to each award and all other relevant terms of the award, including vesting and acceleration of vesting. The compensation committee also has been granted broad discretion to construe and interpret the 2005 Equity Incentive Plan and adopt rules and regulations thereunder. Generally, options granted to employees and consultants under the 2005 Equity Incentive Plan are expected to vest over a five-year period from the date of grant.
          Our Board of Directors may amend, modify, or terminate our 2005 Equity Incentive Plan at any time, subject to applicable rules and law and the rights of holders of outstanding awards. Our 2005 Equity Incentive Plan will automatically terminate in August 2015 unless our Board of Directors terminates it prior to that time.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
          On March 31, 2004 the Board of Directors authorized the exercise of stock options by certain employees, including Messrs. Day, Grylls and Schmidt, through the issuance to us of promissory notes. Mr. Day exercised options to purchase 105,000 shares; Mr. Grylls exercised options to purchase 70,000 shares; and Mr. Schmidt exercised options to purchase 8,000 shares; at exercise prices ranging from $1.25 to $2.05 per share. Each note carried interest at 3%. As of December 31, 2004, outstanding principal and accrued and unpaid interest on the notes was as follows: Mr. Day — $148,175; Mr. Grylls — $89,478; and Mr. Schmidt — $16,771. In accordance with the Sarbanes-Oxley Act of 2002, the principal and interest on such loans was repaid in full by Messrs. Day, Grylls and Schmidt prior to August 26, 2005.
          On September 16, 2005, pursuant to a Redemption Agreement dated as of August 25, 2005, Citizens Ventures, Inc. converted its 1,015,000 shares of our preferred stock into 1,015,000 shares of common stock and we purchased 603,889 shares of such common stock from Citizens Ventures for a purchase price of $6.0 million.
          In October, 2004 we entered into a lease agreement with a minority shareholder who owns less than two percent of our capital stock. The lease is for five years with our options to extend for up to an additional fifteen years. For the six months ended June 30, 2005, we paid $80,000 in lease payments. In addition, a related deposit of $18,750 is held by the landlord.

PRINCIPAL AND SELLING SHAREHOLDERS
          The following table sets forth certain information regarding beneficial ownership of our common stock as of October 5, 2005, and as adjusted to reflect the sale of the shares of our common stock offered pursuant to this prospectus by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each person or group of affiliated persons whom we know owns beneficially more than 5.0% of our common stock.
          Except as otherwise noted below, the address for those individuals for which an address is not otherwise indicated is c/o Dover Saddlery, Inc., 525 Great Road, Littleton, MA 01460.
          Beneficial ownership is determined in accordance with the rules of the SEC. To compute the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after October 5, 2005 are deemed outstanding. However, the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and/or investment power with respect to all shares beneficially owned.
          As of October 5, 2005, there were 2,719,111 shares of our common stock issued and outstanding and, after giving effect to this offering, there will be                      shares of our common stock outstanding.

	Shares Beneficially			Shares Beneficially
	Owned Prior to the			Owned After the
	Offering			Offering
			Shares
Beneficial Owner	Number	Percent	Offered	Number	Percent

5% Stockholders:
Citizens Ventures Inc.(1)	411,111	15.1%
Directors and Named Executive Officers:
Stephen L. Day(2)	812,986	29.3%
Jonathan A.R. Grylls(3)	243,956	8.9%
William Schmidt(4)	12,000	0.4%
Michael W. Bruns(5)	4,000	0.1%
David J. Powers	394,327	14.5%
James F. Powers	394,327	14.5%
Gregory F. Mulligan(6)	17,500	0.6%
Executive officers and directors as a group (seven persons)(7)	1,879,096	66.3%
Other Selling Stockholders:
Michele R. Powers(8)	415,703	15.1%
David Post(9)	64,101	2.4%
Donald Motsenbocker(10)	32,050	1.2%
Thomas Gaines(11)	32,050	1.2%
Nicholas Holland(12)	14,000	0.5%
Cole Smith(13)	12,000	0.4%
Scott Soule(14)	12,000	0.4%

(1)	Reflects the conversion on September 16, 2005 of 1,015,000 shares of redeemable convertible preferred stock held by Citizens Ventures Inc. into 1,015,000 shares of common stock and our repurchase of 603,889 shares of such common stock. Investment or voting power of the shares owned by Citizens Ventures, Inc. is shared among Gail Long, President, Greg Roy, Senior Managing Director, David Morris, Managing Director and Joshua Franklin, Director. Citizens Ventures’ address is 28 State Street, 15th floor, Boston, MA 02109

(2)	Includes 58,379 shares issuable to Mr. Day upon exercise of stock options.

(3)	Includes 29,339 shares issuable to Mr. Grylls upon exercise of stock options.

(4)	Includes 4,000 shares issuable to Mr. Schmidt upon exercise of stock options.

(5)	Consists of 4,000 shares issuable to Mr. Bruns upon exercise of stock options.

(6)	Consists of 17,500 shares issuable to Mr. Mulligan upon exercise of stock options, including options for 14,000 shares vesting upon the closing of this offering.

(7)	Includes, in the aggregate, 113,218 shares issuable upon exercise of stock options held by four executive officers and directors.

(8)	Includes 31,782 shares issuable to Ms. Powers upon exercise of stock options, 88,888 shares held in trust for the benefit of certain of her family members and 88,888 shares held by Richard Powers, Ms. Powers’ husband.

(9)	Mr. Post’s address is 16 Atkinson Depot Road, Plaistow, NH 03865.

(10)	Mr. Motsenbocker’s address is 300 Appalachian Way, McKinney, TX 75070.

(11)	Mr. Gaines’ address is 140 Venture Court Suite 1, Lexington, KY 40511.

(12)	Mr. Holland’s address is 332 Highland Ave., Winchester, MA 01890.

(13)	Includes 4,000 shares issuable to Mr. Smith upon exercise of stock options.

(14)	Includes 4,000 shares issuable to Mr. Soule upon exercise of stock options.

DESCRIPTION OF CAPITAL STOCK
          Upon the closing of this offering, our Amended and Restated Certificate of Incorporation will provide for authorized capital stock consisting of                      shares of common stock, $0.0001 par value per share, and                      million shares of preferred stock, $0.0001 par value per share. After completion of this offering,                      shares of our common stock and no shares of our preferred stock will be issued and outstanding. The following description of our capital stock and certain provisions of our Amended and Restated Certificate of Incorporation and By-laws is a summary. The description below is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation and By-laws which will be in effect upon the closing of this offering, which have been filed as exhibits to the registration statement, which includes this prospectus.
Common Stock
          The issued and outstanding shares of our common stock are, and the shares of our common stock being offered by us in this offering will be, upon payment for the shares, validly issued, fully paid and nonassessable. Holders of shares of our outstanding common stock are entitled to receive dividends if our Board of Directors decides to declare any dividends. See “Dividend Policy.” Our common stock is neither redeemable nor convertible. Upon liquidation, dissolution, or winding up of our Company, holders of shares of our common stock are entitled to receive, pro rata, our assets that are legally available for distribution, after payment of all debts and other liabilities. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of our shareholders. Our Amended and Restated By-laws do not allow for cumulative voting in the election of directors.
Preferred Stock
          Our amended and restated certificate of incorporation, upon the closing of the offering, will authorize the issuance of            million shares of preferred stock, $0.0001 par value per share. Our Board of Directors is authorized to provide for the issuance of shares of preferred stock in one or more series, and to fix for each series voting rights, if any, designation, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions as provided in a resolution or resolutions adopted by our Board of Directors.
          The purpose of authorizing our Board of Directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings, and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon completion of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.
Options, Warrants and Restricted Stock
          In August 2005, we adopted the 2005 Equity Incentive Plan, subject to the closing of this offering. Under the 2005 Equity Incentive Plan, we may award incentive stock options to employees and may also award non-qualified stock options and stock to our employees, directors, consultants and advisors. The 2005 Equity Incentive Plan permits the issuance of up to                      shares of common stock pursuant to awards under the 2005 Equity Incentive Plan.
          Effective upon the closing of this offering, we are amending our 1999 Stock Option Plan to provide that no further awards may be made under such plan.
          Options to acquire                      shares of our common stock were outstanding as of                     , 2005, of which                     were exercisable at a weighted average exercise price of $           per share

and                     of which were not exercisable and had a weighted average exercise price of $           per share. No options to acquire any additional shares of common stock have been approved for grant in 2005 under our 1999 Stock Option Plan. No additional shares of common stock are reserved for issuance under our 1999 Stock Option Plan.
          Upon the closing of the offering, we will grant options to purchase an aggregate of                   shares of our common stock to 17 of our employees pursuant to our 2005 Equity Incentive Plan. Such options will be awarded subject to one-year vesting and at an option price equal to the price at which shares will be sold in this offering.
          On September 16, 2005 we issued a warrant to purchase common stock to Patriot Capital Funding, Inc. exercisable for up to 23,503 shares of our common stock at a price of $0.01 per share.
Anti-Takeover Effects of Delaware Law and our Amended and Restated Certificate of Incorporation and By-laws
          Delaware law and our Amended and Restated Certificate of Incorporation and By-laws contain several provisions that may make it more difficult for another person to acquire control of us by means of tender offer, open market purchases, proxy contest or otherwise. Set forth below is a description of those provisions.
Delaware Law
          We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed interested shareholders from engaging in a business combination with a Delaware corporation for three years following the date such persons become interested shareholders. Generally, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors.
Elimination of Liability in Certain Circumstances
          Our Amended and Restated Certificate of Incorporation eliminates the liability of our Directors to us or our shareholders for monetary damages resulting from breaches of their fiduciary duties as Directors. Our Directors remain liable for breaches of their duty of loyalty to us or our shareholders, as well as for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, and transactions from which a Director derives improper personal benefit. Our Amended and Restated Certificate of Incorporation also does not absolve Directors from liability under provisions of Delaware General Corporation Law, which makes Directors personally liable for unlawful distributions to shareholders if the Director did not act in good faith.
          The effect of this provision is to eliminate the personal liability of our Directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. We believe that this provision does not eliminate the liability of our Directors to us or our shareholders for monetary damages under Federal securities laws. Our Amended and Restated Certificate of Incorporation and By-laws also provide indemnification for the benefit of our Directors and officers to the fullest extent permitted by Delaware law, as it may be amended from time to time, including most circumstances under which indemnification otherwise would be discretionary.

Number of Directors; Removal; Vacancies
          Our Amended and Restated By-laws provide that we will have such number of Directors as may be determined by resolution of our Board of Directors. Vacancies on our Board of Directors, or any directorship to be filled by reason of an increase in the number of Directors, may be filled by our Board of Directors. Our Directors may not be removed except for cause at a meeting of our shareholders by the affirmative vote of the holders of a majority of the outstanding shares that are entitled to vote at an election of Directors.
Special Meetings of Shareholders
          Our Amended and Restated Certificate of Incorporation provides that special meetings of our shareholders may be called only by the chairman of our Board of Directors, our President or a majority of our Board of Directors.
Authorized but Unissued Shares
          The authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.
Transfer Agent and Registrar
          The transfer agent and registrar for our common stock, upon the closing of this offering, will be Stock Trans, Inc.
Listing
          We have applied for quotation on the Nasdaq National Market under the symbol “DOVR”.

SHARES ELIGIBLE FOR FUTURE SALE
          Following this offering, we will have                      shares of common stock outstanding. The                      shares (or                      shares if the underwriter exercises its over-allotment option in full) sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144 promulgated under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 as described below.
          The remaining                      shares of common stock outstanding following this offering will be “restricted securities” as such term is defined under Rule 144. We issued and sold these restricted securities in private transactions in reliance on exemptions from registration under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption under Rule 144 or Rule 701 promulgated under the Securities Act, as summarized below.
          We have agreed with WR Hambrecht + Co, that we will not, without the prior written consent of WR Hambrecht + Co, issue any additional shares of common stock or securities convertible into, exercisable for or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, except that we may grant options to purchase shares of common stock under our stock incentive plans, and issue shares of common stock upon the exercise of outstanding options.
          Our executive officers and Directors and the holders of substantially all of our shares of common stock have agreed subject to certain exceptions that they will not, without the prior written consent of WR Hambrecht + Co, directly or indirectly, sell, offer, contract to sell, assign, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for, or any rights to acquire or purchase, any of our capital stock for a period of 180 days after the date of this prospectus without the prior written consent of WR Hambrecht + Co. Notwithstanding the foregoing, if (a) during the last 17 days of the 180-day period after the date of this prospectus, we issue an earnings release or publicly announce material news or if a material event relating to us occurs or (b) prior to the expiration of the 180-day period after the date of this prospectus, we announce that we will release earnings during the 16-day period beginning on the last day of the 180-day period, the above restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
          Taking into account the lock-up agreements, and assuming WR Hambrecht + Co does not release shareholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

•	on the date of this prospectus, shares (including the shares sold in this offering) will be immediately available for sale in the public market;

•	90 days after the date of this prospectus, approximately shares will be eligible for sale pursuant to Rule 144 and Rule 701, none of which will be subject to volume, manner of sale, and other limitations under Rule 144;

•	180 days after the date of this prospectus, approximately shares will be eligible for sale, of which will be subject to volume, manner of sale, and other limitations under Rule 144; and

•	the remaining shares will be eligible for sale under Rule 144 from time to time upon the expiration of various one-year holding periods applicable to those shares.
Shares issuable upon exercise of options we granted prior to the date of this prospectus will also be available for sale in the public market pursuant to Rule 701 under the Securities Act, subject to certain Rule 144 limitations, and, in the case of some holders, to the lock-up agreements. Rule 701 permits resales of these shares beginning 90 days after the date of this prospectus by persons other than affiliates unless such persons have entered into lockup agreements.
          In general, under Rule 144, a shareholder who owns restricted shares that have been outstanding for at least one year is entitled to sell, within any three-month period, a number of these restricted shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, or approximately shares immediately after this offering; or

•	the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding the sale.
          Our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, to sell any shares of common stock they may own or acquire which are not restricted securities.
          Under Rule 144(k), a shareholder who is not currently, and who has not been for at least three months before the sale, an affiliate of ours and who owns restricted shares that have been outstanding for at least two years may resell these restricted shares held by such shareholders without compliance with the above requirements. The one- and two-year holding periods described above do not begin to run until the full purchase price is paid by the person acquiring the restricted shares from us or an affiliate of ours.
          Through                     , 2005, we have granted options to purchase                      shares of common stock to specified persons pursuant to our stock incentive plans. We intend to file, after the effective date of this offering, a registration statement on Form S-8 to register the sale of approximately                      shares of common stock upon exercises of options granted under our stock incentive plans. The registration statement on Form S-8 will become effective automatically upon filing. Shares issued under our stock incentive plans, after the filing of a registration statement on Form S-8, may be sold in the open market, subject, in the case of some holders, to the Rule 144 limitations applicable to affiliates and subject to lock-up agreements similar to those described above which we have entered into with certain of our option holders.

PLAN OF DISTRIBUTION
          In accordance with the terms of the underwriting agreement among WR Hambrecht + Co, the selling shareholders and us, the underwriter named below has agreed to purchase from the selling shareholders and us that number of shares of common stock set forth opposite each underwriter’s name below at the public offering price less the underwriting discounts and commissions described on the cover page of this prospectus.

Number of
Underwriter	Shares

WR Hambrecht + Co, LLC
Total
          The underwriting agreement provides that the obligations of the underwriter are subject to various conditions, including the absence of any material adverse change in our business, and the receipt of certificates, opinions and letters from us and our counsel. Subject to those conditions, the underwriter is committed to purchase all of the shares of our common stock offered by this prospectus if any of the shares are purchased.
Commissions and Discounts
          The underwriter proposes to offer the shares of our common stock directly to the public at the offering price set forth on the cover page of this prospectus, as this price is determined by the OpenIPO process described below, and to certain dealers at this price less a concession not in excess of $           per share. The underwriter may allow, and dealers may reallow, a concession not to exceed $           per share on sales to other dealers. Any dealers that participate in this distribution of our common stock may be deemed to be an underwriter within the meaning of the Securities Act, and any discount, commission or concession received by them and any provided by the sale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. After completion of the initial public offering of the shares, to the extent that the underwriter is left with shares that successful bidders have failed to pay for, the underwriter may sell those shares at a different price and with different selling terms.
          The following table shows the per share and total underwriting discount to be paid to the underwriter by us in connection with this offering. The underwriting discount has been determined through negotiations between us and the underwriter, and has been calculated as a percentage of the offering price. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per Share	No Exercise	Full Exercise

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling shareholders	$	$	$
          We estimate that the costs of this offering, exclusive of the underwriting discount and commissions, will be approximately $          . These fees and expenses are payable entirely by us. An electronic prospectus is available on the website maintained by WR Hambrecht + Co and may also be made available on websites maintained by selected dealers and selling group members participating in this offering.
The OpenIPO Auction Process
          The distribution method being used in this offering is known as the OpenIPO auction, which differs from methods traditionally used in underwritten public offerings. In particular, as described under the captions “— Determination of Public Offering Price” and “— Allocation of Shares,” the

public offering price and the allocation of shares are determined by an auction conducted by the underwriter and other factors as described below. All qualified individual and institutional investors may place bids in an OpenIPO auction and investors submitting valid bids have an equal opportunity to receive an allocation of shares.
          The following describes how the underwriter and some selected dealers conduct the auction process and confirm bids from prospective investors:
Prior to Effectiveness of the Registration Statement
          Before the registration statement relating to this offering becomes effective, but after a preliminary prospectus is available, the auction will open and the underwriter and participating dealers will solicit bids from prospective investors through the Internet and by telephone and facsimile. The bids shall specify the number of shares of our common stock the potential investor proposes to purchase and the price the potential investor is willing to pay for such shares. These bids may be above or below the range set forth on the cover page of this prospectus. The minimum size of any bid is 100 shares.
          The shares offered by this prospectus may not be sold, nor may offers to buy be accepted, prior to the time that the registration statement filed with the SEC becomes effective. A bid received by the underwriter or a dealer involves no obligation or commitment of any kind prior to the closing of the auction. Bids can be modified or revoked at any time prior to the closing of the auction.
          Approximately two business days prior to the registration statement being declared effective, prospective investors will receive, by e-mail, telephone or facsimile, a notice indicating the proposed effective date. Potential investors may at any time expressly request that all, or any specific, communications between them and the underwriter and participating dealers be made by specific means of communication, including e-mail, telephone and facsimile. The underwriter and participating dealers will contact the potential investors in the manner they request.
Effectiveness of the Registration Statement
          After the registration statement relating to this offering has become effective, potential investors who have submitted bids to the underwriter or a dealer will be contacted by e-mail, telephone or facsimile. Potential investors will be advised that the registration statement has been declared effective and that the auction may close in as little as one hour following effectiveness. Bids will continue to be accepted in the time period after the registration statement is declared effective but before the auction closes. Bidders may also withdraw their bids in the time period following effectiveness but before the close of the auction.
Reconfirmation of Bids
          The underwriter will require that bidders reconfirm the bids that they have submitted in the offering if any of the following events shall occur:

•	more than 15 business days have elapsed since the bidder submitted its bid in the offering;

•	there is a material change in the prospectus that requires recirculation of the prospectus by us and the underwriter; or

•	the initial public offering price is more than 20% above the high end of the price range or below the low end of the price range. In this event, the underwriter will circulate a revised preliminary prospectus with its request for reconfirmation.
          If a reconfirmation of bids is required, the underwriter will send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them that they must reconfirm their bids by contacting the underwriter or participating dealers with which they have their brokerage accounts. Bidders will have a minimum of four hours to reconfirm their bids. Bidders will have the ability to cancel, modify or reconfirm their bids at any time until the auction closes. If bidders do not reconfirm their bids before the auction is closed (which will be no sooner than four hours after the request for reconfirmation is sent), we and the underwriter will disregard their bids in the auction, and they will be deemed to have been withdrawn. If appropriate, the underwriter may include the request for reconfirmation in a notice of effectiveness of the registration statement.
Changes in the Price Range Prior to Effectiveness of the Registration Statement
          If, prior to the date on which the SEC declares our registration statement effective, there is a change in the price range or the number of shares to be sold in this offering, in each case in a manner that is not otherwise material to this offering, we and the underwriter or participating dealers will:

•	provide notice on our respective websites of the revised price range or number of shares to be sold in this offering, as the case may be;

•	issue a press release announcing the revised price range or number of shares to be sold in this offering, as the case may be; and

•	send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them of the revised price range or number of shares to be sold in this offering, as the case may be.
In these situations, the underwriter may accept an investor’s bid after the SEC declares the registration statement effective without requiring a bidder to reconfirm. However, the underwriter may decide at any time to require potential investors to reconfirm their bids, and if they fail to do so, unconfirmed bids will be invalid.

Closing of the Auction and Pricing
          The auction will close and a public offering price will be determined after the registration statement becomes effective at a time agreed to by us and WR Hambrecht + Co, which we anticipate will be after the close of trading on the Nasdaq National Market on the same day on which the registration statement is declared effective. The auction may close in as little as one hour following effectiveness of the registration statement. However, the date and time at which the auction will close and a public offering price will be determined cannot currently be predicted and will be determined by us and WR Hambrecht + Co based on general market conditions during the period after the registration statement is declared effective. If we are unable to close the auction, determine a public offering price and file a final prospectus with the SEC within 15 days after the registration statement is initially declared effective, we will be required to file with the SEC and have declared effective a post-effective amendment to the registration statement before the auction may be closed and before any bids may be accepted.
          Once a potential investor submits a bid, the bid remains valid unless subsequently withdrawn by the potential investor. Potential investors are able to withdraw their bids at any time before the close of the auction by notifying the underwriter or a participating dealer.
          Following the closing of the auction, the underwriter determines the highest price at which all of the shares offered, including shares that may be purchased by the underwriter to cover any over-allotments, may be sold to potential investors. This price, which is called the “clearing price,” is determined based on the results of all valid bids at the time the auction is closed. The clearing price is not necessarily the public offering price, which is set as described in “— Determination of Public Offering Price” below. The public offering price determines the allocation of shares to potential investors, with all valid bids submitted at or above the public offering price receiving a pro rata portion of the shares bid for.
          Potential investors will have the ability to withdraw their bids at any time until the closing of the auction. The underwriter will accept successful bids by sending notice of acceptance after the auction closes and a public offering price has been determined, and bidders who submitted successful bids will be obligated to purchase the shares allocated to them regardless of (1) whether such bidders are aware that the registration statement has been declared effective and that the auction has closed or (2) whether they are aware that the notice of acceptance of that bid has been sent. The underwriter will not cancel or reject a valid bid after the notices of acceptance have been sent.
          Once the auction closes and a clearing price is set as described below, the underwriter or a participating dealer accepts the bids from those bidders whose bids are at or above the public offering price but may allocate to a prospective investor fewer shares than the number included in the investor’s bid, as described in “— Allocation of Shares” below.
Determination of Public Offering Price
          The public offering price for this offering is ultimately determined by negotiation between the underwriter and us after the auction closes and does not necessarily bear any direct relationship to our assets, current earnings or book value or to any other established criteria of value, although these factors are considered in establishing the initial public offering price. Prior to this offering, there has been no public market for our common stock. The principal factor in establishing the public offering price is the clearing price resulting from the auction, although other factors are considered as described below. The clearing price is used by the underwriter and us as the principal benchmark, among other considerations described below, in determining the public offering price for the stock that will be sold in this offering.
          The clearing price is the highest price at which all of the shares offered, including the shares that may be purchased by the underwriter to cover any over-allotments, may be sold to potential investors, based on the valid bids at the time the auction is closed. The shares subject to the underwriter’s over-allotment option are used to calculate the clearing price whether or not the option is actually exercised. Based on the auction results, we may elect to change the number of shares sold in the offering. Depending on the public offering price and the amount of the increase or decrease, an increase or decrease in the number of shares to be sold in the offering could affect the clearing price and result in either more or less dilution to potential investors in this offering.
          Depending on the outcome of negotiations between the underwriter and us, the public offering price may be lower, but will not be higher, than the clearing price. The bids received in the auction and the resulting clearing price are the principal factors used to determine the public offering price of the stock that will be sold in this offering. The public offering price may be lower than the clearing price depending on a number of additional factors, including general market trends or conditions, the underwriter’s assessment of our management, operating results, capital structure and business potential and the demand and price of similar securities of comparable companies. The underwriter and we may also agree to a public offering price that is lower than the clearing price in order to facilitate a wider distribution of the stock to be sold in this offering. For example, the underwriter and we may elect to lower the public offering price to include certain institutional or retail bidders in this offering. The underwriter and we may also lower the public offering price to create a more stable post-offering trading price for our shares.
          The public offering price always determines the allocation of shares to potential investors. Therefore, if the public offering price is below the clearing price, all valid bids that are at or above the public offering price receive a pro rata portion of the shares bid for. If sufficient bids are not received, or if we do not consider the clearing price to be adequate or if the underwriter and we are not able to reach agreement on the public offering price, then the underwriter and we will either postpone or cancel this offering. Alternatively, we may file with the SEC a post-effective amendment to the registration statement in order to conduct a new auction.
          The following simplified example illustrates how the public offering price is determined through the auction process:
          Company X offers to sell 1,500 shares in its public offering through the auction process. The underwriter, on behalf of Company X, receives five bids to purchase, all of which are kept confidential until the auction closes.
          The first bid is to pay $10.00 per share for 1,000 shares. The second bid is to pay $9.00 per share for 100 shares. The third bid is to pay $8.00 per share for 900 shares. The fourth bid is to pay $7.00 per share for 400 shares. The fifth bid is to pay $6.00 per share for 800 shares.
          Assuming that none of these bids are withdrawn or modified before the auction closes, and assuming that no additional bids are received, the clearing price used to determine the public offering price would be $8.00 per share, which is the highest price at which all 1,500 shares offered may be sold to potential investors who have submitted valid bids. However, the shares may be sold at a price below $8.00 per share based on negotiations between Company X and the underwriter.
          If the public offering price is the same as the $8.00 per share clearing price, the underwriter would accept bids at or above $8.00 per share. Because 2,000 shares were bid for at or above the clearing price, each of the three potential investors who bid $8.00 per share or more would receive approximately 75% (1,500 divided by 2,000) of the shares for which bids were made. The two potential investors whose bids were below $8.00 per share would not receive any shares in this example.
          If the public offering price is $7.00 per share, the underwriter would accept bids that were made at or above $7.00 per share. No bids made at a price of less than $7.00 per share would be accepted. The four potential investors with the highest bids would receive a pro rata portion of the 1,500 shares offered, based on the 2,400 shares they requested, or 62.5% (1,500 divided by 2,400) of the shares for which bids were made. The potential investor with the lowest bid would not receive any shares in this example.
          As described in “— Allocation of Shares” below, because bids that are reduced on a pro rata basis may be rounded down to round lots, a potential investor may be allocated less than the pro rata percentage of the shares bid for. Thus, if the pro rata percentage was 75%, the potential investor who bids for 200 shares may receive a pro rata allocation of 100 shares (50% of the shares bid for), rather than receiving a pro rata allocation of 150 shares (75% of the shares bid for).

          The following table illustrates the example described above, after rounding down any bids to the nearest round lot in accordance with the allocation rules described below, and assuming that the initial public offering price is set at $8.00 per share. The table also assumes that these bids are the final bids, and that they reflect any modifications that have been made to reflect any prior changes to the offering range, and to avoid the issuance of fractional shares.
Initial Public Offering of Company X

	Bid Information			Auction Results

					Approximate
		Cumulative			Allocated
	Shares	Shares		Shares	Requested	Clearing	Amount
	Requested	Requested	Bid Price	Allocated	Shares	Price	Raised

	1,000	1,000	$10.00	700	75%	$8.00	$5,600
	100	1,100	$9.00	100	75%	$8.00	$800

Clearing Price	900	2,000	$8.00	700	75%	$8.00	$5,600

	400	2,400	$7.00	0	0%	—	—
	800	3,200	$6.00	0	0%	—	—

Total:				1,500			$12,000
Allocation of Shares
          Bidders receiving a pro rata portion of the shares they bid for generally receive an allocation of shares on a round-lot basis, rounded to multiples of 100 or 1,000 shares, depending on the size of the bid. No bids are rounded to a round lot higher than the original bid size. Because bids may be rounded down to round lots in multiples of 100 or 1,000 shares, some bidders may receive allocations of shares that reflect a greater percentage decrease in their original bid than the average pro rata decrease. Thus, for example, if a bidder has confirmed a bid for 200 shares, and there is an average pro rata decrease of all bids of 30%, the bidder may receive an allocation of 100 shares (a 50% decrease from 200 shares) rather than receiving an allocation of 140 shares (a 30% decrease from 200 shares). In addition, some bidders may receive allocations of shares that reflect a lesser percentage decrease in their original bid than the average pro rata decrease. For example, if a bidder has submitted a bid for 100 shares, and there is an average pro rata decrease of all bids of 30%, the bidder may receive an allocation of all 100 shares to avoid having the bid rounded down to zero.
          Generally the allocation of shares in this offering will be determined in the following manner, continuing the first example above:

•	any bid with a price below the public offering price is allocated no shares.

•	the pro-rata percentage is determined by dividing the number of shares offered (including the over-allotment option) by the total number of shares bid at or above the public offering price. In our example, if there are 2,000 shares bid for at or above the public offering price, and 1,500 shares offered in the offering, then the pro-rata percentage is 75%.

•	all of the successful bids are then multiplied by the pro-rata percentage to determine the allocations before rounding. For example, the three winning bids for 1,000 shares (Bid 1), 100 shares (Bid 2) and 900 shares (Bid 3) would initially be allocated 750 shares, 75 shares and 675 shares, respectively, based on the pro rata percentage.

•	the bids are then rounded down to the nearest 100 share round lot, so the bids would be rounded to 700, 0 and 600 shares respectively. This creates a stub of 200 unallocated shares.

•	the 200 stub shares are then allocated to the bids. Continuing the example above, because Bid 2 for 100 shares was rounded down to 0 shares, 100 of the stub shares would be allocated to Bid 2. If there were not sufficient stub shares to allocate at least 100 shares to Bid 2, Bid 2 would not receive any shares in the offering. After allocation of these shares, 100 unallocated stub shares would remain.

•	because Bid 3 for 900 shares was reduced, as a result of rounding, by more total shares then Bid 1 for 1,000 shares, Bid 3 would then be allocated the remaining 100 stub shares up to the nearest 100 round lot (from 600 shares to 700 shares).
If there are not sufficient remaining stub shares to enable a bid to be rounded up to a round lot of 100 shares the remaining unallocated stub shares would be allocated to smaller orders that are below their bid amounts. The table below illustrates the allocations in the example above.
Initial Public Offering of Company X

		Pro-Rata
		Allocation (75%		Allocation of
	Initial Bid	of Initial Bid)	Initial Rounding	Stub Shares	Final Allocation

Bid 1	1,000	750	700	0	700
Bid 2	100	75	0	100	100
Bid 3	900	675	600	100	700

Total	2,000	1,500	1,300	200	1,500
Requirements for Valid Bids
          Valid bids are those that meet the requirements, including eligibility, account status and size, established by the underwriter or participating dealers. In order to open a brokerage account with WR Hambrecht + Co, a potential investor must deposit $2,000 in its account. This brokerage account will be a general account subject to WR Hambrecht + Co’s customary rules, and will not be limited to this offering. Other than the $2,000 described above, prospective investors are not required to deposit any money into their accounts until after the registration statement becomes effective. No funds will be transferred to WR Hambrecht + Co, and any amounts in excess of $2,000 may be withdrawn at any time until the auction closes and the bid is accepted. The auction may close in as little as one hour after the registration statement is declared effective. Of course, any potential bidder that decides not to participate in the auction may close its account at WR Hambrecht + Co and withdraw its funds at any time. The underwriter reserves the right, in its sole discretion, to reject or reduce any bids that they deem manipulative or disruptive or not creditworthy in order to facilitate the orderly completion of the offering. For example, in previous transactions for other issuers in which the auction process was used, the underwriter has rejected or reduced bids when the underwriter, in its sole discretion, deemed the bids not creditworthy or had reason to question the bidder’s intent or means to fund its bid. In the absence of other information, an underwriter or participating dealer may assess a bidder’s creditworthiness based solely on the bidder’s history with the underwriter or participating dealer. The underwriter has also rejected or reduced bids that they deemed, in their sole discretion, to be potentially manipulative or disruptive or because the bidder had a history of alleged securities law violations. Suitability and eligibility standards of participating dealers may vary. As a result of these varying requirements, a bidder may have its bid rejected by the underwriter or a participating dealer while another bidder’s identical bid is accepted.

The Closing of the Auction and Allocation of Shares
          The auction will close on a date and at a time estimated and publicly disclosed in advance by the underwriter on the websites of WR Hambrecht + Co at www.wrhambrecht.com and www.openipo.com. The auction may close in as little as one hour following effectiveness of the registration statement. The                      shares offered by this prospectus, or                      shares if the underwriter’s over-allotment option is exercised in full, will be purchased from us and the selling shareholders by the underwriter and sold through the underwriter and participating dealers to investors who have submitted valid bids at or higher than the public offering price.
          The underwriter or a participating dealer will notify successful bidders by sending a notice of acceptance by e-mail, telephone, facsimile or mail (according to any preference indicated by a bidder) informing bidders that the auction has closed and that their bids have been accepted. The notice will indicate the price and number of shares that have been allocated to the successful bidder. Other bidders are notified that their bids have not been accepted.
          Each participating dealer has agreed with the underwriter to sell the shares it purchases from the underwriter in accordance with the auction process described above, unless the underwriter otherwise consents. The underwriter does not intend to consent to the sale of any shares in this offering outside of the auction process. The underwriter reserves the right in its sole discretion to reject or reduce any bids that it deems manipulative or disruptive in order to facilitate the orderly completion of this offering, and reserves the right, in exceptional circumstances, to alter this method of allocation as it deems necessary to ensure a fair and orderly distribution of the shares of our common stock. For example, large orders may be reduced to ensure a public distribution and bids may be rejected or reduced by the underwriter or participating dealers based on eligibility or creditworthiness criteria. Once the underwriter has accepted a bid and closed the auction, the allocation of shares sold in this offering will be made according to the process described in “— Allocation of Shares” above, and no shares sold in this offering will be allocated on a preferential basis or outside of the allocation rules to any institutional or retail bidders. In addition, the underwriter or the participating dealers may reject or reduce a bid by a prospective investor who has engaged in practices that could have a manipulative, disruptive or otherwise adverse effect on this offering.
          Some dealers participating in the selling group may submit firm bids that reflect indications of interest from their customers that they have received at prices within the initial public offering price range. In these cases, the dealer submitting the bid is treated as the bidder for the purposes of determining the clearing price and allocation of shares.
          Price and volume volatility in the market for our common stock may result from the somewhat unique nature of the proposed plan of distribution. Price and volume volatility in the market for our common stock after the completion of this offering may adversely affect the market price of our common stock.
Over-Allotment Option
          The selling shareholders have granted to the underwriter an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to an aggregate of                     additional shares of our common stock from the selling shareholders at the offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriter exercises this option, it will have a firm commitment to purchase the additional shares and the selling shareholders will be obligated to sell the additional shares to the underwriter. The underwriter may exercise the option only to cover over-allotments made in connection with the sale of shares offered.

Lock-up Agreements
          Our executive officers and Directors and the holders of substantially all of our shares of common stock have agreed not to, directly or indirectly, sell, offer, contract to sell, assign, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for, or any rights to acquire or purchase, any of our capital stock for a period of 180 days after the date of this prospectus without the prior written consent of WR Hambrecht + Co. Notwithstanding the foregoing, if (a) during the last 17 days of the 180-day period after the date of this prospectus, we issue an earnings release or publicly announce material news or if a material event relating to us occurs or (b) prior to the expiration of the 180-day period after the date of this prospectus, we announce that we will release earnings during the 16-day period beginning on the last day of the 180-day period, the above restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
          The holders of approximately      % of our common stock, options and warrants, including each of our Directors and executive officers, have agreed not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of WR Hambrecht + Co, other than (a) shares that will be sold by the selling shareholders in this offering (b) transfers or distributions of shares of our common stock acquired from the underwriter in this offering, (c) transfers of shares of common stock or any security convertible into our common stock as a bona fide gift or gifts, (d) transfers to any trust for the direct or indirect benefit of the persons bound by the foregoing terms or the immediate family of the persons bound by the foregoing terms or (e) distributions of shares of our common stock or any security convertible into our common stock to the partners, members or shareholders of the persons bound by the foregoing terms, provided that in the case of any transfer or distribution described in (c) through (e) above, the transferees, donees or distributees agree to be bound by the foregoing terms and the transferor, donor or distributor would not be required to, or voluntarily, file a report under Section 16(a) of the Exchange Act. These restrictions will remain in effect beyond the 180-day period under the same circumstances described in the immediately preceding paragraph.
          There are no specific criteria that WR Hambrecht + Co requires for an early release of shares subject to lock-up agreements. The release of any lock-up, if at all, will be on a case-by-case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for release, including financial hardship, market conditions and the trading price of the common stock. WR Hambrecht + Co has no present intention or understanding, implicit or explicit, to release any of the shares subject to the lock-up agreements prior to the expiration of the 180-day period.
Short Sales, Stabilizing Transactions and Penalty Bids
          In connection with this offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Any short sales made by the underwriter would be made at the public offering price. Short sales involve the sale by the underwriter of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriter’s option to purchase additional shares from the selling shareholders in this offering. The underwriter may close out any covered short position by either exercising its option to purchase additional shares or purchasing shares in the open market. As described above, the number of shares that may be sold pursuant to the underwriter’s over-allotment option is included in the calculation of the clearing price. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are any sales in excess of such option. To the extent that the underwriter engages in any naked short sales, the naked short position would not be included in the calculation of the clearing price. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriter in the open market prior to the completion of this offering.
          The underwriter may also impose a penalty bid. This occurs when a particular member of the selling group repays to the underwriter a portion of the underwriting discount or selling concession received by it because the underwriter has repurchased shares sold by or for the account of the member of the selling group in stabilizing or short covering transactions.
          These activities by the underwriter may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, the underwriter may discontinue them at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.
          WR Hambrecht + Co currently intends to act as a market maker for the common stock following this offering. However, it is not obligated to do so and may discontinue any market making at any time.
Indemnity
          The underwriting agreement provides that we and the underwriter have agreed to indemnify each other against specified liabilities, including liabilities under the Securities Act, or contribute to payments that each other may be required to make relating to these liabilities.
LEGAL MATTERS
          The validity of the common stock offered by Dover hereby will be passed upon for us by Bingham McCutchen LLP, for the common stock sold by the selling shareholders by Preti Flaherty Beliveau Pachios & Haley LLP, and for the underwriter by Morrison & Foerster LLP, New York, New York.
EXPERTS
          The consolidated financial statements of Dover Saddlery, Inc., as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
          We have filed with the SEC a registration statement on Form S-1 (including exhibits, schedules, and amendments) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares of common stock to be sold in this offering, you should refer to the registration statement. Statements contained in this prospectus relating to the contents of any contract, agreement or other document are not necessarily complete and are qualified in all respects by the complete text of the applicable contract, agreement or other document, a copy of which has been filed as an exhibit to the registration statement. Whenever this prospectus refers to any contract, agreement, or other document, you should refer to the exhibits that are a part of the registration statement for a copy of the contract, agreement, or document.
          You may read and copy all or any portion of the registration statement or any other information we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC’s Website (http://www.sec.gov).
          Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act. Under the Exchange Act, we will file annual, quarterly and current reports, as well as proxy statements and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s Public Reference Room and the website of the SEC referred to above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders of Dover Saddlery, Inc.:
          We have audited the accompanying consolidated balance sheets of Dover Saddlery, Inc. (the Company) and subsidiaries as of December 31, 2003 and 2004 and the related consolidated statements of operations, redeemable convertible preferred stock, stockholders’ equity (deficit) and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dover Saddlery, Inc. and subsidiaries as of December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Boston, Massachusetts	/s/ Ernst & Young LLP
April 15, 2005

DOVER SADDLERY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31
			June 30,
	2003	2004	2005

			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$58,240	$64,276	$51,451
Accounts receivable	57,595	147,260	797,298
Inventory	8,332,783	9,277,340	10,274,942
Prepaid catalog costs	1,497,691	1,340,592	2,076,858
Prepaid expenses and other current assets	245,845	434,940	889,541

Total current assets	10,192,154	11,264,408	14,090,090
Furniture and fixtures	1,122,800	1,251,694	1,381,097
Office and other equipment	182,852	227,842	232,847
Leasehold improvements	839,837	1,467,654	1,918,130

	2,145,489	2,947,190	3,532,074
Less accumulated depreciation and amortization	(1,049,184)	(1,420,248)	(1,660,532)

	1,096,305	1,526,942	1,871,542
Other assets:
Deferred tax assets	117,700	21,800	68,700
Other assets, net	961,542	814,186	602,599
Goodwill	13,135,221	13,135,221	13,135,221

Total other assets	14,214,463	13,971,207	13,806,520

Total assets	$25,502,922	$26,762,557	$29,768,152

Liabilities and stockholders’ equity
Current liabilities:
Current portion of capital lease obligations and short term bank borrowings	$1,093,485	$397,089	$1,190,892
Accounts payable	2,144,921	2,603,628	1,993,106
Accrued expenses and other current liabilities	1,860,195	2,146,672	1,687,699
Income tax payable	211,451	307,814	—
Deferred tax liability	184,300	118,824	385,559

Total current liabilities	5,494,352	5,574,027	5,257,256
Long-term liabilities:
Revolving line of credit	8,700,000	7,800,000	10,300,000
Subordinated notes payable	3,508,151	3,681,328	3,769,236
Capital lease obligation, net of current portion	252,291	296,442	334,028

Total long-term liabilities	12,460,442	11,777,770	14,403,264
Redeemable convertible preferred stock, $0.0001 par value; 1,100,000 shares authorized, 1,015,000 issued and outstanding at redemption value	2,846,640	3,006,634	3,086,631
Put Rights available to preferred stock holders	—	—	7,709,701
Put Rights available to common stock holders	4,294,750	5,872,640	22,792,268
Employee notes receivable in exchange for option exercise	—	(281,600)	(281,600)
Stockholders’ equity (deficit):
Class A & B Common Stock, par value $0.0001 per share; 5,400,000 shares authorized, 2,095,000 shares issued as of December 31, 2003, and 2,294,000 as of December 31, 2004 and June 30, 2005	—	—	—
Accumulated other comprehensive (loss) income	—	(33,338)	14,268
Retained earnings (deficit)	406,738	846,424	(23,213,636)

	7,548,128	9,410,760	10,107,632

Total liabilities and stockholders’ equity	$25,502,922	$26,762,557	$29,768,152

See accompanying notes.

DOVER SADDLERY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

				For the
				Six Months Ended
	For the Year Ended December 31			June 30

	2002	2003	2004	2004	2005

				(unaudited)
Revenues, net	$42,669,982	$52,455,482	$58,697,937	$28,560,230	$30,579,558
Cost of revenues	26,631,542	32,711,819	36,856,972	18,244,893	19,494,747

Gross profit	16,038,440	19,743,663	21,840,965	10,315,337	11,084,811
Selling, general, and administrative expenses	12,300,755	15,543,842	17,139,367	8,111,008	9,130,289

Income from operations	3,737,685	4,199,821	4,701,598	2,204,329	1,954,522
Interest expense, including amortization of deferred financing fees	1,489,233	1,824,833	1,324,327	627,882	800,756

Income before provision for income taxes	2,248,452	2,374,988	3,377,270	1,576,447	1,153,766
Provision for income taxes	999,437	1,110,500	1,481,300	691,430	504,500

Net income	$1,249,015	$1,264,488	$1,895,970	$885,017	$649,266

Net income per share (Note 2)
Basic	$0.52	$0.53	$0.80	$0.38	$0.25
Diluted	$0.40	$0.40	$0.58	$0.28	$0.19
Number of shares used in per share calculation (Note 2)
Basic	2,095,000	2,095,000	2,161,000	2,095,000	2,294,000
Diluted	3,155,000	3,182,000	3,255,000	3,203,000	3,429,000
See accompanying notes.

DOVER SADDLERY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK, STOCKHOLDERS’ EQUITY (DEFICIT)
AND COMPREHENSIVE INCOME (LOSS)

	Redeemable		Class A
	Convertible		Common Stock
	Preferred Stock		Put Rights

					Employees	Other	Retained
	Number	Redemption	Number	Redemption	Notes	Comprehensive	Earnings
	of Shares	Value	of Shares	Value	Receivable	Income/(Loss)	(Deficit)	Total

Balance at December 31, 2002	1,015,000	$2,686,646	2,095,000	$4,294,750	$—	$(117,996)	$(697,756)	$6,165,644
Net income							1,264,488	1,264,488
Effective cash flow hedge						117,996		117,996
Accretion of redeemable convertible preferred stock dividends		159,994					(159,994)	—

Balance at December 31, 2003	1,015,000	2,846,640	2,095,000	4,294,750	—	—	406,738	7,548,128
Net income							1,895,970	1,895,970
Effective cash flow hedge						(33,338)		(33,338)
Accretion of redeemable convertible preferred stock dividends		159,994					(159,994)	—
Accretion of common stock put rights				1,296,290			(1,296,290)	—
Employee stock option exercises			199,000	281,600	(281,600)			—

Balance at December 31, 2004	1,015,000	3,006,634	2,294,000	5,872,640	(281,600)	(33,338)	846,424	9,410,760
Net income							649,266	649,266
Effective cash flow hedge						47,606		47,606
Accretion of redeemable convertible preferred stock dividends		79,997					(79,997)	—
Accretion of common stock put rights				16,919,628			(16,919,628)	—
Accretion of preferred stock put rights		7,709,701					(7,709,701)	—

Balance at June 30, 2005 (Unaudited)	1,015,000	$10,796,332	2,294,000	$22,792,268	$(281,600)	$14,268	$(23,213,636)	$10,107,632

See accompanying notes.

DOVER SADDLERY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the			For the
	Year Ended December 31			Six Months Ended June 30

	2002	2003	2004	2004	2005

				(unaudited)
Operating activities
Net income	$1,249,015	$1,264,488	$1,895,970	$885,017	$649,266
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	474,837	630,232	553,092	268,219	321,720
Deferred income tax	80,800	53,400	57,700	26,933	188,200
Noncash interest expense and amortization of deferred finance fees	454,912	415,928	295,073	145,205	285,527
Changes in current assets and liabilities:
Accounts receivable	(25,667)	48,356	(89,665)	(823,392)	(650,038)
Inventory	(1,748,205)	(1,410,023)	(944,557)	(466,382)	(997,602)
Prepaid catalog costs and other expenses	(568,972)	(195,397)	(31,998)	(684,365)	(1,172,140)
Accounts payable & short term borrowings	1,541,739	(465,446)	(210,489)	(729,109)	154,540
Accrued expenses and other current liabilities	(144,282)	736,804	342,224	(445,702)	(706,288)

Net cash provided by (used in) operating activities	1,314,177	1,078,342	1,867,350	(1,823,576)	(1,926,815)

Investing activities
Purchases of property and equipment	(338,100)	(209,226)	(660,512)	(379,603)	(430,896)
Purchase of other assets	(430,911)	(363,750)	(113,819)	(3,113)	(67,461)

Cash used in investing activities	(769,011)	(572,976)	(774,331)	(382,716)	(498,357)

Financing activities
Payments under revolving line of credit	8,950,000	9,500,000	6,450,000	4,400,000	5,200,000
Borrowings under revolving line of credit	(9,250,000)	(9,500,000)	(7,350,000)	(2,100,000)	(2,700,000)
Proceeds from issuance of senior subordinated notes	—	3,500,000	—	—	—
Payments to redeem senior subordinated notes	—	(3,378,326)	—	—	—
Payments of commitment and financing fees	—	(378,600)	—	—	—
Payments on capital leases	(124,128)	(143,719)	(186,983)	(80,453)	(87,653)
Change in fair value of cash flow hedge	(84,363)	(117,996)	—

Net cash (used in) provided by financing activities	(508,491)	(518,641)	(1,086,983)	2,219,547	2,412,347

Net increase (decrease) in cash and cash equivalents	36,675	(13,275)	6,036	13,255	(12,825)
Cash and cash equivalents at beginning of period	34,840	71,515	58,240	58,240	64,276

Cash and cash equivalents at end of period	$71,515	$58,240	$64,276	$71,495	$51,451

Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$1,059,760	$2,846,420	$1,029,252	$482,675	$515,230

Income taxes	$1,375,000	$868,715	$1,327,524	$831,000	$406,450

Supplemental disclosure of noncash financing activities
Equipment acquired under capital leases	$215,982	$130,308	$203,934	$141,374	$153,982

Accretion of dividends on redeemable convertible preferred stock	$159,994	$159,994	$159,994	$79,997	$79,997

See accompanying notes.

DOVER SADDLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Including Data Pertaining to Interim Periods)

1.	Operations and Organization
          Dover Saddlery, Inc., a Delaware corporation (the “Company”), is a leading retailer of quality riding apparel and equipment through nationally distributed catalogs, Internet-based e-commerce and retail stores located in Massachusetts, New Hampshire, Delaware and Texas. The Company provides a complete line of products, as well as specially developed private label offerings from its direct marketing headquarters, warehouse, and call center facility in Littleton, Massachusetts.
          The accompanying consolidated financial statements comprise those of the Company and its wholly owned subsidiaries, Dover Saddlery, Inc., a Massachusetts corporation, and Smith Brothers, Inc., a Texas corporation. All intercompany accounts and transactions have been eliminated in consolidation.

2.	Summary of Significant Accounting Policies
          The accompanying financial statements reflect the application of certain accounting policies described in this note and elsewhere in the accompanying notes to financial statements.
Unaudited Interim Data
          The accompanying consolidated financial statements as of June 30, 2005 and for the six-month periods ended June 30, 2005 and 2004 are unaudited and include the accounts of the Company and its wholly owned subsidiaries. In our opinion, these unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements for the year ended December 31, 2004 and include all adjustments, consisting of only usual recurring adjustments, necessary for a fair presentation of the results for such interim periods. The results of operations for the six-month period ended June 30, 2005 are not necessarily indicative of the results expected for the full year ending December 31, 2005.
Use of Estimates
          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Segment Information
          Statements of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to stockholders. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company views its operations and manages its business as one operating segment utilizing a multi channel distribution strategy.

DOVER SADDLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Including Data Pertaining to Interim Periods)
Revenue Recognition
          Revenues from merchandise sales, including shipping and handling, are recognized at the time of shipment to catalog and Internet customers and at the point of sale to retail store customers. At the time of recognition, the Company provides a reserve for projected merchandise returns. The reserve, which is based on prior return experience, is recorded in accrued expenses and other liabilities (see Note 8).
Shipping and Handling Fee Costs
          The Company has classified amounts billed to customers for shipping and handling as revenue, and shipping and handling costs as cost of revenue in the accompanying statement of operations.
Cost of Revenues and Selling, General and Administrative Expenses
          The Company’s consolidated cost of revenues primarily consists of merchandise costs, purchasing, handling and transportation costs to obtain the merchandise and ship it to customers. The Company’s consolidated selling, general and administrative expenses primarily consist of selling and marketing expenses, including amortization of deferred catalog costs, retail occupancy cost, depreciation, amortization and general and administrative expenses.
Cash and Cash Equivalents
          The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Unpresented checks net of bank balances in a single bank account are classified as short term bank borrowings.
Capital Assets, Depreciation and Amortization
          Property and equipment are recorded at cost. Expenditures for additions, renewals and betterments of property are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.
          The Company provides for depreciation and amortization of assets recorded under capitalized leases using the straight-line method by charges to operations in amounts that allocate the cost of the assets over their estimated useful lives as follows:

Asset Classification	Estimated Useful Life

Office and other equipment	5-7 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of the estimated life or lease term
          Depreciation and amortization of leasehold improvements and assets recorded under capital leases were approximately $345,000, $395,000 and $414,000 for the years ended December 31, 2004, 2003, and 2002, respectively. The related expense for the six months ended June 30, 2004 and 2005 was $208,000 and $240,000, respectively.

DOVER SADDLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Including Data Pertaining to Interim Periods)
Inventory
          Inventory consists of finished goods in the Company’s mail-order warehouse and retail stores. The Company’s inventories are stated at the lower of cost, with cost determined by the first-in, first-out method, or net realizable market value. The Company maintains a reserve for excess and obsolete inventory. This reserve was $64,000 as of December 31, 2003 and $70,000 as of December 31, 2004 and June 30, 2005. The Company continuously monitors the saleability to ensure adequate valuation of the related merchandise.
Advertising
          The costs of direct-response advertising materials, primarily catalog production and distribution costs, are deferred in accordance with Statement of Position (SOP) 93-7, Reporting on Advertising Costs. These costs are recognized over the period of expected future revenue, which is less than one year. Deferred costs as of December 31, 2003 and 2004 and June 30, 2005 were $1,497,691, $1,340,592, and $2,076,858, respectively. The combined marketing and advertising costs charged to selling, general, and administrative expenses for the years ended December 31, 2002, 2003, and 2004 were approximately $4,765,000, $6,747,000, and $7,489,000, respectively. The related amount for the six months ended June 30, 2004 and 2005 was approximately $3,476,327 and $3,853,000 respectively. There has been no impairment charges related to such assets.
Other Assets and Intangibles
          Other assets consist of the following:

	December 31		June 30

	2003	2004	2005

Deferred financing fees	$378,600	$438,807	$515,267
Purchased catalog and related assets	745,850	783,380	783,380
Other misc. assets	92,621	108,703	99,704

Total cost	1,217,071	1,330,890	1,398,351
Accumulated amortization:
Deferred financing fees	(6,810)	(128,706)	(326,321)
Purchased catalog and related assets	(248,719)	(388,000)	(469,431)

Total accumulated amortization	(255,529)	(516,706)	(795,752)

Total	$961,542	$814,186	$602,599

          Deferred financing costs are amortized over the shorter of the contractual or estimated life of the related debt. Purchased catalog and related assets are amortized on a straightline basis over the estimated useful lives of the underlying assets, generally between two and five years.
          Amortization expense for the Company’s intangible assets for the years ended December 31, 2002, 2003 and 2004 was approximately $272,000, $286,000 and $261,000, respectively. Amortization expense for the six months ended June 30, 2004 and 2005 was

DOVER SADDLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Including Data Pertaining to Interim Periods)
approximately $121,000 and $279,000, respectively. The estimated aggregate amortization expense for each of the next five years is as follows:

Intangibles
Amortization
Year Ending December 31	Expense

2005	$346,000
2006	251,000
2007	75,000
2008	16,000
2009	6,000
2010 and thereafter	11,000
Goodwill
          The Company accounts for its goodwill in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, which requires that goodwill be reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying amount of a reporting unit exceeds its estimated fair value, goodwill is evaluated for potential impairment.
          Management has determined, based on the guidance of SFAS No. 142, that there is one reporting unit, the Company as a whole. The Company performed its annual test of impairment of goodwill as of December 31, 2004. Based on the results of the first step of the goodwill impairment test, the Company has determined that no impairment had occurred, as the fair value of the reporting unit exceeded the respective carrying value. Therefore, the second step of the goodwill impairment test was not necessary.
Accounting for Impairment of Long-Lived Assets
          The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to discounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company does not believe that any of its long-lived assets were been impaired as of the periods presented.
Preopening Store Expenses
          All non capital costs associated with the opening of new retail stores are expensed as incurred.
Financial Instruments
          SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure about fair value of financial instruments. The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, line of credit advances, notes payables, a

DOVER SADDLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Including Data Pertaining to Interim Periods)
related interest rate swap agreement, redeemable preferred stock and common stock with put rights. The estimated fair value of these instruments approximates the carrying value.
Concentration of Credit Risk
          Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash equivalents and accounts receivable. The Company places its cash and cash equivalents in highly rated financial institutions. In addition, accounts receivable consists primarily of customer credit card transactions that are fully authorized with payment in transit as of period end and therefore no allowance for doubtful accounts is deemed necessary. For the periods presented there were no customers that comprised more than 10% of revenue or accounts receivable.

Derivative Instruments and Hedging Activities
          The Company uses derivative financial instruments to manage the risk of interest rate fluctuations on a portion of its outstanding debt. The Company accounts for derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. Changes in the fair value of derivatives are recorded each period in current operations or in stockholders’ equity (deficit) as other comprehensive income (loss) depending upon whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.
          The Company has entered into an interest rate swap agreement to hedge a portion of the variable cash flows resulting from fluctuations in the benchmark interest rate on its outstanding revolving credit facility. This agreement involves the exchange of variable interest rates for fixed interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based. The differential to be received or paid as interest rates change is recorded in interest expense or income in the accompanying consolidated income statements or as a change to stockholders’ equity, depending on whether the transaction qualifies as a hedge. The related receivable or payable is included as an asset or liability in the Company’s consolidated balance sheets (See Note 3).
          Hedges of underlying exposure are designated as part of a hedge transaction and documented at the inception of the hedge. Whenever it qualifies, the Company uses the shortcut method to satisfy hedge effectiveness requirements. Under this approach, the Company exactly matches the terms of the interest rate swap to the terms of the underlying debt and therefore may assume 100% hedge effectiveness with no formal quarterly assessment of effectiveness or measurement of ineffectiveness. The entire in fair value change is recorded in the stockholders’ equity (deficit), net of tax, as other comprehensive income (loss).

Comprehensive Income (loss)
          SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income (loss) and its components in the consolidated financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Other than reported net income, the only other item of comprehensive income (loss) is the effectively hedged interest rate swap adjustment, which is disclosed in the accompanying consolidated statements of redeemable preferred stock, stockholders’ equity (deficit) and comprehensive income (loss).

DOVER SADDLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Including Data Pertaining to Interim Periods)

Net Income Per Share
          Basic and diluted net income per share is presented in conformity with SFAS No. 128, “Earnings per Share”, for all periods presented. In accordance with SFAS No. 128, basic net income per share is determined by dividing net income available to common stockholders by the weighted average common shares outstanding during the period. Diluted net income per share is determined by dividing net income by the dilutive weighted average common shares outstanding. The dilutive weighted average common shares outstanding assumes a full conversion of preferred shares and includes the potential incremental common shares from the exercise of stock options using the treasury stock method, if dilutive.
          A reconciliation of the number of shares used in the calculation of basic and diluted net income per share is as follows:

				For the Six Months Ended
	For the Year Ended December 31			June 30

	2002	2003	2004	2004	2005

Basic weighted average common shares outstanding	2,095,000	2,095,000	2,161,000	2,095,000	2,294,000

Add: Dilutive effect of converted preferred shares	1,015,000	1,015,000	1,015,000	1,015,000	1,015,000
Dilutive effect of assumed stock option exercises less potential incremental shares purchased under the treasury method	45,000	72,000	79,000	93,000	120,000

Diluted weighted average commons shares outstanding	3,155,000	3,182,000	3,255,000	3,203,000	3,429,000

          A reconciliation of the net income available to common stockholders used in the calculation of basic and diluted net income per share is as follows:

				For the Six Months
	For the Year Ended December 31			Ended June 30

	2002	2003	2004	2004	2005

Net income	$1,249,015	$1,264,488	$1,895,970	$885,017	$649,266
Preferred stock dividends	159,994	159,994	159,994	79,997	79,997

Net income available to common stockholders	$1,089,021	$1,104,494	$1,735,976	$805,020	$569,269

Stock-Based Compensation
          The Company accounts for employee stock-based compensation under APB Opinion No. 25, Accounting for Stock Issued to Employees, and elect the disclosure-only alternative under Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, and the enhanced disclosures as required by SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure. The Company has one stock-based employee compensation plan, which is more fully described in Note 6.

DOVER SADDLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Including Data Pertaining to Interim Periods)
          Under the intrinsic-value method, compensation expense is measured on the date of grant as the difference between the deemed fair value of the Company’s common stock and the option exercise price multiplied by the number of options granted. Generally, the Company grants stock options with exercise prices equal to the estimated fair value of its common stock, however, to the extent that the deemed fair value of the common stock exceeds the exercise price of stock options granted to employees on the date of grant, the Company records deferred stock-based compensation and amortizes the expense over the vesting schedule of the options, generally four years. The fair value of the Company’s common stock is determined by the Company’s Board of Directors (the Board). In the absence of a public trading market for the Company’s common stock, the Company’s Board considers objective and subjective factors in determining the fair value of the Company’s common stock and related options. Consistent with the guidance provided by the AICPA’s Technical Practice Aid on The Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the TPA), such considerations included, but were not limited to, the following factors:
          • Historical and expected future earnings performance
          • The liquidation preferences and dividend rights of the preferred stock
          • Milestones achieved by the company
          • Marketplace and major competition
          • Market barriers to entry
          • The Company’s workforce and related skills
          • Customer and vendor characteristics
          • Strategic relationships with suppliers
          • Risk factors and uncertainties facing the Company
          In order to provide further support for the fair value determination made by the Board at the time of grant, the Company hired an independent valuation firm to conduct a retrospective valuation as of December 31, 2004. The valuation firm has experience in appraisal services, fairness opinions and advice in mergers and acquisitions. This important additional valuation process provides increased support based on the Hierarchy of Valuation Alternatives, as outlined in the TPA.
          The Company provided the valuation firm with all requested information relating to its business, competition, prospects and future outlook and additional information deemed relevant for the purpose of generating a valuation analysis, including liquidation preferences and dividend rights of the preferred stock. Under the guidelines of the TPA, the valuation specialist considered all of the market, income and asset based approaches. It was determined that the asset based approach was not appropriate given the Company’s business and capital structure. The specialist applied a probability-weighted expected return method to value the common stock. The resulting valuation of the common stock was $2.55 per share as of December 31, 2004.
          No stock-based compensation expense was recorded for the periods presented as the exercise price of the Company’s stock options was equal to or in excess of the estimated fair value of the Company’s common stock on the date of grant.

DOVER SADDLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Including Data Pertaining to Interim Periods)
          The following tables illustrate the assumptions used and the effect on net income if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation. The Company has computed the pro forma disclosures required under SFAS No. 123 for all employees stock options granted using the Black-Scholes option-pricing model prescribed by SFAS No. 123.

	For the Year Ended			For the Six Months
	December 31			Ended June 30

	2002	2003	2004	2004	2005

Weighted-average risk-free interest rate	4.47%	—	3.8%	3.8%	—
Expected life	5 years	—	5 years	5 years	—
Volatility	20%	—	40%	60%	—
Expected dividend yield	0%	—	0%	0%	—
Weighted-average fair value of options granted	$0.40	—	$0.44	$0.44	—
          There were no stock options granted in 2003 or 2005.
          Had compensation cost for these awards been determined consistent with SFAS No. 123, the Company’s net income would have been as follows:

				For the Six Months
	For the Year Ended December 31			Ended June 30

	2002	2003	2004	2004	2005

Net income, as reported	$1,249,015	$1,264,488	$1,895,970	$885,017	$649,266
Add: Employee stock-based compensation expense included in reported net income	—	—	—	—	—
Deduct: Stock-based compensation expense determined under fair value-based method for all employee awards	(9,408)	(11,196)	(8,886)	(4,888)	(6,420)

Pro forma net income	$1,239,607	$1,253,292	$1,887,084	$880,129	$642,846

Pro forma net income per share
Basic	$0.52	$0.52	$0.80	$0.38	$0.24
Diluted	$0.39	$0.39	$0.58	$0.27	$0.18

          As stock options vest over several years and additional stock option grants are expected to be made each year, the above pro forma disclosures are not necessarily representative of pro forma effects on results of operations for future periods.
Recent Accounting Pronouncements
          In December 2004, the FASB issued SFAS No. 123R, which requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the Company’s consolidated statement of operations. The accounting provisions of SFAS No. 123R are effective for fiscal years beginning after June 15, 2005. The Company will be required to adopt SFAS No. 123R for its fiscal quarter

DOVER SADDLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Including Data Pertaining to Interim Periods)
beginning January 1, 2006. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition.
          The Company expects to follow the “modified prospective” method of adoption of SFAS 123R whereby earnings for prior periods will not be restated as though stock-based compensation has been expensed, rather than the “modified retrospective” method of adoption which would entail restatement of previously published earnings. The Company plans to adopt SFAS 123R for its 2006 fiscal year.
          As permitted by SFAS 123, the Company currently accounts for share-based compensation to employees under the APB 25 intrinsic value method and generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of the SFAS 123R fair value method will impact the Company’s results of operations, although it will have no impact on overall financial position. The impact of adoption of SFAS 123R will depend on levels of share-based compensation granted in the future and the fair value assigned thereto. The Company has not yet determined whether the future impact of SFAS 123R is likely to approximate the pro forma compensation expense reported under SFAS 123 as described in the disclosure of pro forma net earnings and earnings per share to the Consolidated Financial Statements.

3.	Financing Agreement
          In December 2003, the Company completed a debt refinancing, closing simultaneously on a $14,000,000 revolving credit facility and $3,500,000 senior subordinated notes. The transaction provided additional credit availability through the senior debt refinancing and reduced interest on its subordinated facility.
Revolving Credit Facility
          The $14,000,000 revolving credit facility, of which up to $2,000,000 can be in the form of letters of credit, shall bear interest at the base rate, announced from time to time by the bank plus an applicable margin determined by the Company’s funded debt ratio. As of December 31, 2003, and 2004 and June 30, 2005, the bank rates were 4.00%, 5.25% and 6.25%, respectively. The applicable margins were 1.00%, 0.50% and 0.50%, respectively. Interest shall be payable quarterly on the last business day of each fiscal quarter. The Company is obligated to pay commitment fees of 0.25% per annum on the average daily, unused amount of the line of credit during the preceding quarter on the revolving credit facility.
          At its option, the Company may have all or a portion of the unpaid principal under the credit facility bear interest at a one, two, three, or six month LIBOR rate options. The LIBOR rate was 1.12%, 2.43% and 3.31% at December 31, 2003 and 2004 and June 30, 2005, respectively, plus an applicable margin determined by the Company’s funded debt ratio. The ratios, 3.25%, 2.75% and 2.75%, at and December 31, 2003, December 31, 2004 and June 30, 2005, respectively, was fixed for the LIBOR rate option period. Interest related to the LIBOR rate option is payable at the maturity of the LIBOR agreement. At December 31, 2003 and 2004 and June 30, 2005, the Company had a one month LIBOR rate option agreement outstanding for $7,000,000.
          All assets of the Company collateralize the revolving credit facility. Under the terms of the credit facility, the Company is subject to certain covenants including, among others, maximum funded debt ratios, operating cash flows, profitability, and capital expenditures. For the periods

DOVER SADDLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Including Data Pertaining to Interim Periods)
presented, the Company was in compliance with all covenants. The revolving line of credit is due in full on December 11, 2006.
          At June 30, 2005, the Company had the ability to borrow $3,700,000 on the revolving line of credit, of which up to $2 million can be in the form of letters of credit.
Subordinated Notes Payable
          On December 11, 2003, the Company issued senior subordinated notes payable in the amount of $3,500,000, due in full March 11, 2007. The proceeds were used to pay off the prior subordinated notes payable. Interest at an annual rate of 17.25% is payable monthly on the fifth day of the month commencing January 5, 2004. The Company, at its option, in lieu of paying cash, may pay up to 27.5% of the amount of interest payable by increasing the principal amount of the note. At December 31, 2003 and 2004 and June 30, 2005, there was $8,149, $181,328 and $269,236 of accumulated interest in the principal of subordinated notes, respectively.
          Under the terms of the subordinated notes agreement, the Company is subject to certain covenants, including, among others, maximum funded debt ratios, operating cash flows, profitability and capital expenditures. As of all periods presented, the Company was in compliance with each covenant.
          The estimated aggregate principal payments as of June 30, 2005 for each of the next five fiscal years is as follows:

Principal Debt Payments

2005	$1,022,723
2006	10,300,000
2007	3,769,236
2008	—
2009	—
2010 and thereafter	—
Interest Rate Swap Agreement
          In conjunction with the revolving credit facility, the Company entered into a three-year interest rate swap agreement with an aggregate notional amount of $5,000,000. The purpose of this interest rate swap is to reduce the future impact of fluctuating interest rates changes. The swap agreement caps the Company’s interest rate exposure at 3.05% for the outstanding balance under the notional amount through December 10, 2006. Such transaction qualifies for the shortcut method to satisfy hedge effectiveness requirements. The unfavorable fair value of the hedge instrument as of December 31, 2004 was $60,615 and is recorded in accrued expense and other liabilities, which net of tax of $27,277 has been shown as a decrease of other comprehensive income (loss) for the year ended December 31, 2004. The favorable fair market value of the hedge instrument as of June 30, 2005 was $18,727 and is recorded in prepaid expenses and other current assets.

4.	Commitments
          The Company leases its facilities and certain fixed assets that may be purchased for a nominal amount on the expiration of the leases under noncancelable operating and capital leases

DOVER SADDLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Including Data Pertaining to Interim Periods)
that extend through 2009. These leases, which may be renewed for periods ranging from one to five years, include fixed rental agreements as well as agreements with rent escalation clauses.
          Property and equipment includes the following amounts related to capitalized capital leases and the related accumulated depreciation:

	December 31		June 30

	2003	2004	2005

Furniture and fixtures	$74,066	$74,066	$74,066
Office and equipment	501,475	447,287	493,914
Leasehold improvements	131,868	315,663	423,016

Total cost of leased equipment	707,409	837,016	990,996
Less allowances for depreciation	(363,158)	(443,880)	(518,389)

Net book value of assets under capital lease	$344,251	$393,136	$472,607

          The amortization expense for the assets recorded under capital leases is included in the depreciation expense.
          Future minimum commitments as of December 31, 2004 are as follows:

	Capital	Operating
	Leases	Leases

Year Ending December 31,
2005	$175,000	$1,020,045
2006	151,000	581,371
2007	97,000	200,518
2008	64,000	160,000
2009	21,000	120,000

Total minimum lease payments	508,000	$2,081,934

Amount representing interest	(71,000)

Present value of net minimum lease payments	437,000
Less current portion	(140,558)

Long-term capital lease obligation	$296,442

          Total rental expense under the operating agreements included in the accompanying consolidated statements of operations for the years ended December 31, 2002, 2003 and 2004 was $556,500, $687,513 and $876,860, respectively. For the six months ended June 30, 2004 and 2005 such expenses were $406,387 and $541,822, respectively.

DOVER SADDLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Including Data Pertaining to Interim Periods)

5.	Income Taxes
          Income taxes are provided for in accordance with SFAS No. 109, Accounting for Income Taxes. Accordingly, a deferred tax asset or liability is recorded based on the differences between the financial reporting and tax bases of assets and liabilities and is measured by the enacted tax rates expected to be in effect when these differences reverse. The deferred tax provision results from the net change during the year of deferred tax assets and liabilities. The income tax provision is as follows:

				For the Six Months
	For the Year Ended December 31			Ended June 30

	2002	2003	2004	2004	2005

Current:
Federal	$620,999	$702,400	$976,000	$455,570	$214,400
State	297,638	354,700	447,600	208,927	101,900

Total current	918,637	1,057,100	1,423,600	664,497	316,300
Deferred:
Federal	60,900	40,200	43,500	20,305	141,800
State	19,900	13,200	14,200	6,628	46,400

Total deferred	80,800	53,400	57,700	26,933	188,200

Total provision for income tax	$999,437	$1,110,500	$1,481,300	$691,430	$504,500

          Deferred income taxes relate to the following temporary differences as of

	December 31		June 30

	2003	2004	2005

Current deferred tax (liability) asset:
Accruals not currently deductible	$(419,000)	$(391,153)	$(639,204)
Reserves not currently deductible	244,900	278,516	263,900
Property basis differences	(10,200)	(6,187)	(10,155)

	(184,300)	(118,824)	(385,559)
Noncurrent deferred tax asset:
Depreciation and amortization	117,700	21,800	68,700

	$66,600	$(97,024)	$(316,859)

DOVER SADDLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Including Data Pertaining to Interim Periods)
          The effective income tax rate varies from the amount computed using the statutory U.S. income tax rate as follows:

				For the
	For the Year Ended			Six Months
	December 31			Ended June 30

	2004	2003	2002	2004	2005

Federal statutory rate	34%	34%	34%	34%	34%
Increase in taxes resulting from state income taxes, net of federal income tax benefit	10%	13%	10%	10%	10%

	44%	47%	44%	44%	44%

6.	Stockholders’ Equity (Deficit)
Common Stock
          The Company has authorized 5,400,000 shares of $0.0001 par value common stock, consisting of 4,300,000 and 1,100,000 shares designated as Class A and Class B common stock, respectively. Commencing December 31, 2006, the common stockholders will have a right to sell their stock back to the Company at the then fair value. As a result of this put right, the Company has recorded the redemption value of these instruments outside of stockholders’ equity (deficit). The accretion to fair value is facilitated by a reduction of additional paid-in capital and retained earnings (deficit) to the extent required.
Preferred Stock
          The Company has authorized 1,100,000 shares of redeemable convertible preferred stock (Preferred Stock), and has issued 1,015,000 shares of Preferred Stock for proceeds of $2,000,000. Through December 11, 2003, the holder of the Preferred Stock was also the holder of the Company’s subordinated notes.
          The holder of the Preferred Stock has the following rights:
Dividends
          The holder of the outstanding shares of Preferred Stock shall be entitled to receive, when and if declared by the Board, cumulative dividends in cash at an annual rate of $0.15763 per share of the Preferred Stock. The dividends have been accrued from the date of original issuance of such shares. The accrued dividends were $846,640, $1,006,634 and $1,086,631 as of December 31, 2003 and 2004, and June 30, 2005, respectively.
Liquidation
          In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, as defined, the holder of each share of Preferred Stock is entitled to a cash payment equal to $1.97 per share, plus all accrued and unpaid dividends whether or not earned or declared, to be paid from the assets of the Company available for distribution.

DOVER SADDLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Including Data Pertaining to Interim Periods)
          Transactions constituting a liquidation event include a capital stock reorganization, a consolidation or merger, which affects a change in control, and a sale of a majority of the Company’s assets. Upon a 51% vote by the holders, such transactions will not constitute a liquidation event.
Voting
          The holder of Preferred Stock shall have no right to vote for the election of directors or for any other purpose or on any other subject. Except as otherwise restricted, the holder of Preferred Stock shall have the right to notice and visitation of meetings of the stockholders.
Redemption
          On September 20, 2005, the Company shall redeem all then-outstanding shares of the Preferred Stock, upon payment in cash of $1.97 per share, subject to equitable adjustment as defined, plus all accrued but unpaid dividends whether or not earned or declared. As a result of this redemption provision, the preferred stock has been presented outside of stockholders’ equity (deficit).
Conversion
          The shares of Preferred Stock may, at the election of the holder, at any time, be converted in whole or in part into 1,015,000 common shares. Any unpaid accrued dividends may also be converted at a cost of $1.97 per common share. Each share of Preferred Stock shall automatically be converted into shares of common stock at the then effective conversion rate immediately upon the consummation of an underwritten public offering, provided that aggregate net proceeds to the Company of such offering are not less than $15,000,000.
          Upon conversion, the preferred shareholders are entitled to the put rights provided common stockholders noted above. Accordingly, the Company records the fair value accretion of such puts rights to the extent they exceed the redemption value of the underlying preferred stock.
Stock Option Plan
          In 1999, the Company’s Board approved the 1999 Stock Option Plan (the Plan), which provides for the granting of Incentive Stock Options (ISOs) and nonqualified stock options. Under the Plan, the Board may grant ISOs and nonqualified stock options to selected key employees and directors of the Company. ISOs may be granted only to employees, with an exercise price of not less than 100% of the fair value of the common stock on the date of grant, or in the case of 10% or greater stockholders, not less than 110% of the fair value of the common stock. Nonqualified options shall have an exercise price of not less than 100% of the fair value of the common stock as of the date of grant. Options generally vest over a period of up to five years.

DOVER SADDLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Including Data Pertaining to Interim Periods)
          All stock options issued under the Plan expire within ten years or, in the case of 10% or greater shareholders, within five years. The following table summarizes all stock option activities.

					For the Six Months
	For the Year End December 31				Ended June 30

	2003		2004		2005

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Beginning balance	279,282	$1.46	279,282	$1.46	191,000	$2.34
Granted	—	—	114,218	2.72	—	—
Forfeited	—	—	(3,500)	1.49	—	—
Exercised	—	—	(199,000)	1.42	—	—

Ending balance	279,282	$1.46	191,000	$2.34	191,000	$2.34

Exercisable	232,282	$1.29	119,805	$2.23	153,000	$2.36

	Outstanding Options

		Weighted
	Options	Average	Options
Range of Exercise Prices	Outstanding	Remaining Life	Exercisable

1.49	33,782	4.3	33,782
2.05	43,000	6.5	19,000
2.56 – 2.82	114,218	6.6	100,218

	191,000	6.1	153,000

          The Company has reserved a total of 390,000 shares of common stock for issuance under the Plan. As of December 31, 2003, 110,718 shares were available for future grants, which were all utilized in the 2004 grants. There were no available shares as of December 31, 2004 and June 30, 2005.

7.	Employee Savings Plan
          The Company maintains the Dover Saddlery, Inc. 401k Profit Sharing Plan (the 401k Plan). Employees of the Company may participate in the 401k Plan after one year of service, which allows employees to defer a percentage of their salary under Section 401k of the Internal Revenue Code. The 401k Plan also allows for the Company to make discretionary contributions determined annually based on a percentage of the employee’s compensation. No employer contributions were made during the periods presented.

DOVER SADDLERY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Including Data Pertaining to Interim Periods)

8.	Accrued Expenses and Other Current Liabilities
          Accrued expenses and other current liabilities consisted of the following:

	December 31,		June 30,

	2003	2004	2005

Wages payable	$577,758	$662,141	$427,364
Advanced payments received	275,000	275,000	275,000
Sales return reserves	663,000	616,000	580,000
Gift certificate and prepaid sales liabilities	234,057	341,636	127,355
Miscellaneous accruals and other liabilities	110,380	251,895	277,980

	$1,860,195	$2,146,672	$1,687,699

A rollforward of the Company’s sales return reserve is as follows:
Beginning balance	$561,000	$663,000	$616,000
Provision	8,048,927	8,939,404	4,812,050
Returns	(7,946,927)	(8,986,404)	(4,848,050)

Ending balance	$663,000	$616,000	$580,000

9.	Related Party Transactions
          In October of 2004, the Company entered into a lease agreement with a minority stockholder. The agreement, which relates to the Plaistow, NH retail store, is a five year lease with options to extend for an additional fifteen years. For the six months ended June 30, 2005, the Company paid and expensed $80,000 in connection with the lease. In addition, a related deposit of $18,750 is recorded as prepaid expenses and other current assets.
          In September 2004, the Company provided $281,600 to various stockholders to help facilitate the exercise of 199,000 stock options. These notes provide the Company full recourse to the individuals and are payable on demand. Interest on the notes accrued at 3% annually. The notes remained outstanding as of December 31, 2004 and June 30, 2005 and were repaid in August 2005.

10.	Subsequent Events
          On August 25, 2005, the Company’s Board of Directors approved the Company’s plan to file a registration statement for the sale of its common stock having an aggregate value of up to $50,000,000 with the Securities Exchange Commission. In connection with this, the Board of Directors approved certain other resolutions, including an amendment to the stockholder’s agreement which will eliminate the common stock put rights and the adoption of an Equity Incentive Plan, both of which are subject to the closing of such offering.
          On September 16, 2005, pursuant to a redemption agreement, dated as of August 25, 2005, Citizens Ventures, Inc. converted all of its 1,015,000 shares of preferred stock into 1,015,000 shares of common stock and the Company purchased 603,889 shares of such common stock from Citizens Ventures for a purchase price of $6.0 million. The purchase was facilitated through an increased draw against the Company’s revolving credit facility and a restructuring of the subordinated notes payable.
          Under the restructuring of the subordinated notes payable, the Company issued $8.05 million of senior subordinated debt whereby the additional funds were used to pay off the previous subordinated notes payable discussed in Note 3. Interest on the notes may be prepaid at the Company’s option at 103%, 104% or 105% of its principal amount until September 16, 2006, 2007 or 2008, respectively. The notes are payable at 106% of its principal amount by September 16, 2009. In connection with these notes, the Company issued warrants to purchase common shares at $0.01 per share. The warrants are exercisable commencing March 31, 2006.

Where Champions Have Shopped for Over 30 Years
Founded in 1975 by Olympic/USET riders Jim and David Powers.....
.....still owned and staffed by riders dedicated to the equestrian customer, the sport and the horse.

DOVER
SADDLERY
Photo: ©2005 Sporting
Images Photography
Gary S. Parkin

Shares

Dover Saddlery, Inc.
Common Stock

Dealer Prospectus Delivery Obligation

Until   , 2005 (25 days after the date of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
          The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered (excluding the underwriting discount). Except for the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee, all amounts are estimates.

Amount to be
Paid

SEC registration fee	$4,708
NASD filing fee	$4,500
Nasdaq National Market listing fee	$100,000
Legal fees and expenses	*
Accounting fees and expenses	*
Printing expenses	*
Transfer and registrar fee	*
Miscellaneous	*
Total	*

*	To be provided by amendment.

Item 14.	Indemnification of directors and officers
          Section 145 of the Delaware General Corporation law empowers a Delaware corporation to indemnify its officers and directors and certain other persons to the extent and under the circumstances set forth therein.
          The Amended and Restated Certificate of Incorporation and By-laws of the Registrant, copies of which are incorporated by reference herein, respectively, provide for indemnification of officers and Directors of the Registrant and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.
          The above discussion of the Registrant’s Amended and Restated Certificate of Incorporation and By-laws and Section 145 of the Delaware General Corporation Law is not intended to be exhaustive and is qualified in its entirety by the terms of the Amended and Restated Certificate of Incorporation and By-laws and the Delaware statute.
          The Registrant will agree to indemnify the underwriter and their controlling persons, and the underwriter will agree to indemnify the Registrant and its controlling persons, including directors and executive officers of the Registrant, against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of the Underwriting Agreement that will be filed as part of the Exhibits hereto.
          For information regarding the Registrant’s undertaking to submit to adjudication the issue of indemnification for violation of the securities laws. See Item 17 hereof.

Item 15.	Recent Sales of Unregistered Securities
          Set forth below is information regarding notes issued, and options granted, by us within the past three years. Also included is the consideration, if any, received by us for such notes and options and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.
          On December 11, 2003, in exchange for $3,500,000, we issued a Senior Secured Subordinated Note due March 11, 2007 to Wilton Funding, LLC, an affiliate of Patriot Capital Funding, Inc. On September 16, 2005, such note was paid in full from proceeds obtained through the issuance of a new Senior Secured Subordinated Note. This new note was issued to Patriot Capital Funding, LLC I for a principal amount of $8,050,000 and is due September 16, 2009. No underwriter was involved in the sales of such notes and such notes were issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, to the extent exemptions from such registration were required.
          From the period beginning October 5, 2002 through October 4, 2005, we have granted stock options under our 1999 Stock Option Plan for an aggregate of 114,218 shares of common stock (net of exercises, expirations and cancellations) at exercise prices ranging from $2.56 to $2.82 per share. During the same period, options to purchase 227,000 shares of common stock were exercised. On September 16, 2005, we issued a warrant to purchase common stock to Patriot Capital Funding, Inc. exercisable for up to 23,503 shares at a price of $0.01 per share. The issuances of such stock options and the shares of common stock issuable upon the exercise thereof were issued in reliance on the exemption from registration provided by Section 3(b) of the Securities Act and Rule 701 promulgated thereunder and the warrant was issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Number		Description

*1	.1	Form of Underwriting Agreement
**3	.1	Amended and Restated Certificate of Incorporation of the Registrant
3.2		Certificate of Amendment to Certificate of Incorporation of the Registrant
*3	.3	Second Amended and Restated Certificate of Incorporation of the Registrant to be filed upon completion of this offering
**3	.4	By-laws of the Registrant
3.5		Amended and Restated By-laws of the Registrant to be effective upon completion of this offering
**4	.1	Shareholders Agreement, dated as of September 17, 1998, by and among the Registrant, Stephen L. Day, Jonathan A.R. Grylls, David Post, Donald Motsenbocker, Thomas Gaines, David J. Powers, James F. Powers, and Michele R. Powers
**4	.2	First Amendment to Shareholders Agreement, dated as of August 29, 2003, by and among the Registrant, Stephen L. Day, Jonathan A.R. Grylls, David Post, Thomas Gaines, David J. Powers, James F. Powers, and Michele R. Powers
4.3		Second Amendment to Shareholders Agreement, dated as of August 25, 2005, by and among a majority in interest of the Purchasers (as defined therein) and a majority in interest of the Sellers (as defined therein)

Number		Description

4.4		Instrument of accession, dated as of September 16, 2005, signed by Citizens Ventures, Inc. and accepted by the Registrant, to that certain Shareholders Agreement, dated as of September 17, 1998, by and among the Registrant and the Shareholders referenced therein, as amended
*4	.5	Form of Common Stock Certificate
4.6		Warrant to purchase common stock of the Registrant issued to Patriot Capital Funding, Inc.
4.7		Amended and Restated 11.50% Senior Secured Subordinated Note, dated September 16, 2005, issued jointly by the Registrant, Dover Massachusetts and Smith Brothers, Inc. to Patriot Capital Funding, LLC I
*5	.1	Opinion of Bingham McCutchen LLP
*5	.2	Opinion of Preti Flaherty Beliveau Pachios & Haley LLP
**†10	.1	1999 Stock Option Plan (the “1999 Plan”)
**†10	.2	Form of Stock Option Agreement under the 1999 Plan
*10	.3	2005 Equity Incentive Plan (the “2005 Plan”)
*10	.4	Form of Stock Option Agreement under the 2005 Plan
*10	.5	Form of Restricted Stock Award Agreement under the 2005 Plan
**10	.6	Lease, dated as of May 29, 1997, by and between Dover Massachusetts and CE Holman, LLP
**10	.7	Lease, dated as of October 12, 2001, by and between David F. Post and Dover Massachusetts
**10	.8	Lease, dated as of March 1, 2003, by and between Smith Brothers, Inc. and JDS Properties, LLC
10.9		Letter dated February 9, 2005 from the Registrant to JDS Properties, LLC regarding lease extension
**10	.10	Lease, dated as of June 22, 2002, by and between Hockessin Square, L.L.C. and Dover Massachusetts
10.11		Letter dated January 25, 2005 from the Registrant to Hockessin Square, L.L.C. regarding lease extension
**10	.12	Lease, dated as of November 24, 2003, by and between North Conway Holdings, Inc. and Dover Massachusetts
**10	.13	Stock Purchase Agreement, dated as of August 14, 1998, by and among the Registrant, James F. Powers, David J. Powers and Michele R. Powers
**10	.14	First Amendment to Stock Purchase Agreement, dated as of August 14, 1998, by and among the Registrant, James F. Powers, David J. Powers and Michele R. Powers
**10	.15	Amendment to Stock Purchase Agreement, dated as of September 17, 1998, by and among the Registrant, James F. Powers, David J. Powers and Michele R. Powers
**10	.16	Amended and Restated Loan Agreement, dated as of December 11, 2003, by and between Dover Massachusetts and Fleet National Bank
**10	.17	Amendment to Loan Agreement, dated as of December 11, 2003, by and between Dover Massachusetts and Fleet National Bank
**10	.18	Amended and Restated Security Agreement, dated as of December 11, 2003, by and between Dover Massachusetts and Fleet National Bank
**10	.19	Amended and Restated Pledge Agreement, dated as of December 11, 2003, by and between the Registrant and Fleet National Bank
**10	.20	Shareholder Pledge Agreement, dated as of September 17, 1998, by and among Stephen L. Day, Jonathan A.R. Grylls, David J. Powers, James F. Powers, Michele R. Powers and BankBoston, N.A.

Number		Description

**10	.21	Amended and Restated Revolving Credit Note, dated as of December 11, 2003, by Dover Massachusetts for the benefit of Fleet National Bank
10.22		Letter agreement, dated as of September 16, 2005, by and between Dover Massachusetts and Bank of America, N.A. (successor by merger to Fleet National Bank)
10.23		Security Agreement, dated as of December 11, 2003, by and between Smith Brothers, Inc. and Fleet National Bank
**10	.24	Guaranty, dated as of December 11, 2003, by Smith Brothers, Inc. to Fleet National Bank
10.25		Redemption Agreement, dated as of August 25, 2005, by and between the Registrant and Citizens Ventures, Inc.
10.26		Letter agreement, dated as of September 14, 2005, by and between the Registrant and Citizens Ventures, Inc., amending that certain Redemption Agreement, dated as of August 26, 2005, by and between the Registrant and Citizens Ventures, Inc.
**10	.27	License Agreement, dated as of February 10, 2003, by and between Weatherbeeta PTY LTD and the Registrant
**10	.28	Settlement Agreement, dated as of December 22, 2003, by and between Libertyville Saddle Shop, Inc. and the Registrant
**10	.29	Employment Agreement, dated as of September 1, 2005, by and between Stephen L. Day and the Registrant
**10	.30	Employment Agreement, dated as of September 1, 2005, by and between Jonathan A.R. Grylls and the Registrant
10.31		Amended and Restated Subordination Agreement, dated as of September 16, 2005, by and among Bank of America, N.A. (successor by merger to Fleet National Bank), Patriot Capital Funding, Inc. (successor in interest to Wilton Funding, LLC) and Dover Massachusetts, acknowledged by the Registrant and Smith Brothers, Inc.
10.32		Amended and Restated Senior Subordinated Note and Warrant Purchase Agreement, dated as of September 16, 2005, by and among the Registrant, Dover Massachusetts, Smith Brothers, Inc., Patriot Capital Funding, Inc. and the Purchasers referenced therein
10.33		Amended and Restated Security Agreement, dated as of September 16, 2005, by and among the Registrant, Dover Massachusetts, Smith Brothers, Inc. and Patriot Capital Funding, Inc.
14.1		Code of Business Conduct and Ethics
**21	.1	Subsidiaries of the Registrant
*23	.1	Consent of Bingham McCutchen LLP
23.2		Consent of Ernst & Young LLP
**24	.1	Power of Attorney
99.1		Consent of William F. Meagher, Jr.

*	To be filed by amendment

**	Previously filed as an exhibit to the Registrant’s Registration Statement on Form S-1 filed on August 26, 2005

†	Indicates a management contract or compensatory plan or arrangement
(b) Financial Statement Schedules
          All schedules have been omitted because they are not required or because the required information is given in the financial statements or notes to those statements.

Item 17.	Undertakings
          The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
          The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933 as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Boston, Commonwealth of Massachusetts, on this 5th day of October, 2005.

Dover Saddlery, Inc.

By:	/s/ Stephen L. Day

Stephen L. Day President and Chief Executive Officer
          Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Stephen L. Day Stephen L. Day		President, Chief Executive Officer and Director (principal executive officer)	October 5, 2005

/s/ Jonathan A.R. Grylls Jonathan A.R. Grylls		Chief Operating Officer and Director	October 5, 2005

/s/ Michael W. Bruns Michael W. Bruns		Chief Financial Officer (principal accounting and financial officer)	October 5, 2005

* David J. Powers		Director	October 5, 2005

* James F. Powers		Director	October 5, 2005

* Gregory F. Mulligan		Director	October 5, 2005

*By:	/s/ Stephen L. Day Stephen L. Day Attorney-in-Fact

*By:	/s/ Jonathan A.R. Grylls Jonathan A.R. Grylls Attorney-in-Fact

EXHIBIT INDEX

Number		Description

*1	.1	Form of Underwriting Agreement
**3	.1	Amended and Restated Certificate of Incorporation of the Registrant
3.2		Certificate of Amendment to Certificate of Incorporation of the Registrant
*3	.3	Second Amended and Restated Certificate of Incorporation of the Registrant to be filed upon completion of this offering
**3	.4	By-laws of the Registrant
3.5		Amended and Restated By-laws of the Registrant to be effective upon completion of this offering
**4	.1	Shareholders Agreement, dated as of September 17, 1998, by and among the Registrant, Stephen L. Day, Jonathan A.R. Grylls, David Post, Donald Motsenbocker, Thomas Gaines, David J. Powers, James F. Powers, and Michele R. Powers
**4	.2	First Amendment to Shareholders Agreement, dated as of August 29, 2003, by and among the Registrant, Stephen L. Day, Jonathan A.R. Grylls, David Post, Thomas Gaines, David J. Powers, James F. Powers, and Michele R. Powers
4.3		Second Amendment to Shareholders Agreement, dated as of August 25, 2005, by and among a majority in interest of the Purchasers (as defined therein) and a majority in interest of the Sellers (as defined therein)
4.4		Instrument of accession, dated as of September 16, 2005, signed by Citizens Ventures, Inc. and accepted by the Registrant, to that certain Shareholders Agreement, dated as of September 17, 1998, by and among the Registrant and the Shareholders referenced therein, as amended
*4	.5	Form of Common Stock Certificate
4.6		Warrant to purchase common stock of the Registrant issued to Patriot Capital Funding, Inc.
4.7		Amended and Restated 11.50% Senior Secured Subordinated Note, dated September 16, 2005, issued jointly by the Registrant, Dover Massachusetts and Smith Brothers, Inc. to Patriot Capital Funding, LLC I
*5	.1	Opinion of Bingham McCutchen LLP
*5	.2	Opinion of Preti Flaherty Beliveau Pachios & Haley LLP
**†10	.1	1999 Stock Option Plan (the “1999 Plan”)
**†10	.2	Form of Stock Option Agreement under the 1999 Plan
*10	.3	2005 Equity Incentive Plan (the “2005 Plan”)
*10	.4	Form of Stock Option Agreement under the 2005 Plan
*10	.5	Form of Restricted Stock Award Agreement under the 2005 Plan
**10	.6	Lease, dated as of May 29, 1997, by and between Dover Massachusetts and CE Holman, LLP
**10	.7	Lease, dated as of October 12, 2001, by and between David F. Post and Dover Massachusetts
**10	.8	Lease, dated as of March 1, 2003, by and between Smith Brothers, Inc. and JDS Properties, LLC
10.9		Letter dated February 9, 2005 from the Registrant to JDS Properties, LLC regarding lease extension
**10	.10	Lease, dated as of June 22, 2002, by and between Hockessin Square, L.L.C. and Dover Massachusetts
10.11		Letter dated January 25, 2005 from the Registrant to Hockessin Square, L.L.C. regarding lease extension
**10	.12	Lease, dated as of November 24, 2003, by and between North Conway Holdings, Inc. and Dover Massachusetts

Number		Description

**10	.13	Stock Purchase Agreement, dated as of August 14, 1998, by and among the Registrant, James F. Powers, David J. Powers and Michele R. Powers
**10	.14	First Amendment to Stock Purchase Agreement, dated as of August 14, 1998, by and among the Registrant, James F. Powers, David J. Powers and Michele R. Powers
**10	.15	Amendment to Stock Purchase Agreement, dated as of September 17, 1998, by and among the Registrant, James F. Powers, David J. Powers and Michele R. Powers
**10	.16	Amended and Restated Loan Agreement, dated as of December 11, 2003, by and between Dover Massachusetts and Fleet National Bank
**10	.17	Amendment to Loan Agreement, dated as of December 11, 2003, by and between Dover Massachusetts and Fleet National Bank
**10	.18	Amended and Restated Security Agreement, dated as of December 11, 2003, by and between Dover Massachusetts and Fleet National Bank
**10	.19	Amended and Restated Pledge Agreement, dated as of December 11, 2003, by and between the Registrant and Fleet National Bank
**10	.20	Shareholder Pledge Agreement, dated as of September 17, 1998, by and among Stephen L. Day, Jonathan A.R. Grylls, David J. Powers, James F. Powers, Michele R. Powers and BankBoston, N.A.
**10	.21	Amended and Restated Revolving Credit Note, dated as of December 11, 2003, by Dover Massachusetts for the benefit of Fleet National Bank
10.22		Letter agreement, dated as of September 16, 2005, by and between Dover Massachusetts and Bank of America, N.A. (successor by merger to Fleet National Bank)
10.23		Security Agreement, dated as of December 11, 2003, by and between Smith Brothers, Inc. and Fleet National Bank
**10	.24	Guaranty, dated as of December 11, 2003, by Smith Brothers, Inc. to Fleet National Bank
10.25		Redemption Agreement, dated as of August 25, 2005, by and between the Registrant and Citizens Ventures, Inc.
10.26		Letter agreement, dated as of September 14, 2005, by and between the Registrant and Citizens Ventures, Inc., amending that certain Redemption Agreement, dated as of August 26, 2005, by and between the Registrant and Citizens Ventures, Inc.
**10	.27	License Agreement, dated as of February 10, 2003, by and between Weatherbeeta PTY LTD and the Registrant
**10	.28	Settlement Agreement, dated as of December 22, 2003, by and between Libertyville Saddle Shop, Inc. and the Registrant
**10	.29	Employment Agreement, dated as of September 1, 2005, by and between Stephen L. Day and the Registrant
**10	.30	Employment Agreement, dated as of September 1, 2005, by and between Jonathan A.R. Grylls and the Registrant
10.31		Amended and Restated Subordination Agreement, dated as of September 16, 2005, by and among Bank of America, N.A. (successor by merger to Fleet National Bank), Patriot Capital Funding, Inc. (successor in interest to Wilton Funding, LLC) and Dover Massachusetts, acknowledged by the Registrant and Smith Brothers, Inc.
10.32		Amended and Restated Senior Subordinated Note and Warrant Purchase Agreement, dated as of September 16, 2005, by and among the Registrant, Dover Massachusetts, Smith Brothers, Inc., Patriot Capital Funding, Inc. and the Purchasers referenced therein
10.33		Amended and Restated Security Agreement, dated as of September 16, 2005, by and among the Registrant, Dover Massachusetts, Smith Brothers, Inc. and Patriot Capital Funding, Inc.
14.1		Code of Business Conduct and Ethics
**21	.1	Subsidiaries of the Registrant
*23	.1	Consent of Bingham McCutchen LLP

Number		Description

23.2		Consent of Ernst & Young LLP
**24	.1	Power of Attorney
99.1		Consent of William F. Meagher, Jr.

*	To be filed by amendment

**	Previously filed as an exhibit to the Registrant’s Registration Statement on Form S-1 filed on August 26, 2005

†	Indicates a management contract or compensatory plan or arrangement